Filed pursuant to Rule 424B4
Registration No. 333-132381
PROSPECTUS
6,250,000 American Depositary Shares
China GrenTech Corporation Limited
(Incorporated in the Cayman Islands with limited liability)
Representing 156,250,000 Ordinary Shares

This is our initial public offering of American depositary shares, or ADSs, each representing 25 of our ordinary shares, par value US$0.00002 per share. No public market currently exists for our ordinary shares or ADSs. We are selling 5,000,000 ADSs, and the selling shareholders identified in this prospectus are selling 1,250,000 ADSs. We will not receive any proceeds from the ADSs sold by the selling shareholders.
Our ADSs have been approved for quotation on the Nasdaq National Market under the symbol “GRRF.”
Investing in our ADSs involves a high degree of risk. See “Risk Factors” on page 11.

	Per ADS		Total

Public Offering Price	US$	18.00	US$	112,500,000
Underwriting Discount	US$	1.26	US$	7,875,000
Proceeds, Before Expenses, to Us	US$	16.74	US$	83,700,000
Proceeds, Before Expenses, to the Selling Shareholders	US$	16.74	US$	20,925,000

We and the selling shareholders have granted the underwriters a 30-day option to purchase up to 937,500 additional ADSs from us and the selling shareholders to cover any over-allotments at the initial public offering price less the underwriting discount and commission.
Delivery of our ADSs will be made on or about April 4, 2006.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

Piper Jaffray	WR Hambrecht + Co
The date of this prospectus is March 29, 2006

Selected China GrenTech Products and Their Applications

国人通信 GRENTECH

Our Products / Sample Applications

Indoor Coverage

Our indoor coverage products enable radio signals from base stations to distribute within an indoor facility.

1 Antenna

2 Coupler

3 Trunk Amplifier

4 Repeater

1
2
3
4

Outdoor Coverage

Our outdoor coverage products enable radio signals from base stations to reach designated topographic areas.

1 Antenna

2 Repeater

1
2

Base Station Coverage Extension

Our base station coverage extension products work with base stations to increase their coverage area or coverage distance.

1 Base Station Amplifier

2 Tower Amplifier

Extended Coverage Area or Distance
Original Coverage Area or Distance
1
2

PROSPECTUS SUMMARY
      You should read the entire prospectus carefully, including the “Risk Factors” section beginning on page 11 and the audited consolidated financial statements and the accompanying notes to those financial statements beginning on page F-1 before making an investment decision.
Our Business
      We are a leading provider of wireless coverage products and services in China. We also believe we are a leading developer of radio frequency, or RF, technology in China as a result of our acquisition of Quanzhou Lake Communication Co., Ltd. in 1999 and Quanzhou Lake Microwave Co., Ltd. in 2003. These two subsidiaries have together engaged in research and development of RF technology for over 15 years. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. We provide wireless coverage products, which we design and manufacture, to telecommunication operators to enable them to expand the reach of their wireless communication networks to areas with no or weak coverage, such as buildings, highways, railways, tunnels and remote regions. We design a configuration of wireless coverage products tailored specifically to our customers’ requirements. This design process includes selecting specific products from our comprehensive product portfolio, as well as engineering a detailed configuration best suited for our customers’ wireless network coverage needs. Our installation services include initial installation, connection of the products to the customers’ base stations and subsequent testing of the connection. Our customers include China’s largest telecommunication operators. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our three lines of products and services, namely:

•	wireless coverage products and services;

•	RF parts and components; and

•	RF-based wireless access products.
      We derive our revenues primarily from the provision of wireless coverage products and services. According to a report dated April 2005 and entitled “Report on the Development of the PRC Wireless Communication Equipment Market,” or the CCID Report, issued by CCID Consulting Co., Ltd., an industry research firm affiliated with the PRC Ministry of Information Industry, we were the second largest provider of wireless coverage products and services in China in 2003 and 2004 in terms of annual contract value as measured by the aggregate annual purchase volume under purchase agreements. Our wireless coverage products include indoor coverage products and outdoor coverage products, as well as base station coverage extension products. Our indoor and outdoor coverage products receive and amplify signals from base stations and then transmit these signals to a designated coverage area. Our base station coverage extension products work with base stations to amplify signals of these base stations directly to an extended or designated area of coverage. To date, we have developed over 200 models of wireless coverage products.
      In addition to the sale of wireless coverage products, we develop and produce a portion of our RF parts and components to be sold to wireless operators, wireless communication equipment manufacturers and other providers of wireless coverage products and services. These customers use our RF parts and components in their own wireless coverage products or wireless systems. In 2005, we became a qualified supplier of RF parts and components to two major domestic base station manufacturers, ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd. We have developed over 80 models of active modules, which amplify RF signals and change their frequencies, and 50 models of passive modules, which combine, split and transmit RF signals. We use the expression of “modules” in this prospectus to refer to a self-contained assembly of electronic components and circuitry that can perform a specific function.
      Our third line of products, RF-based wireless access products, include wireless local area network products and wireless broadband access products, such as 5.8 GHz wireless access products. We sell these wireless access products primarily to equipment manufacturers and wireless communication carriers. Wireless local area network refers to a wireless network within a small local geographical area, such as a building or an office site, that connects the computers within the small local area. Wireless local area network products enable the computers within the local area to connect to the wireless local area network for communication among their users. 5.8 GHz wireless access products provide wireless subscribers with high-speed wireless access to their wireless operator’s local exchanges.

      We have a strong in-house RF technology research and development capability. Our three research and development centers, staffed with over 300 researchers and technicians with experience in the wireless communication industry in China, are located in Shenzhen, Quanzhou and Nanjing. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated design, development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs. We manufacture and assemble our products in our two production facilities located in Shenzhen and Quanzhou.
      We provide most of our wireless coverage products and services to local affiliates of the two leading wireless operators in China, China United Telecommunications Corporation and its affiliates, or the China Unicom group, and China Mobile Communications Corporation and its affiliates, or the China Mobile group. In 2003, 2004 and 2005, our sales to the China Unicom group constituted 68.3%, 61.0% and 45.1%, respectively, of our revenues, and our sales to the China Mobile group constituted 26.8%, 27.8% and 33.8%, respectively, of our revenues. According to the CCID Report, we were the second largest provider of wireless coverage products and services to both the China Unicom group and the China Mobile group in 2004. In 2004, we began selling our wireless coverage products and services to China Telecom Corporation and its affiliates, or the China Telecom group, and China Network Communications Group Corporation and its affiliates, or the China Netcom group. In 2004 and 2005, our sales to the China Telecom group constituted 3.4% and 9.7% of our revenues, respectively, and our sales to the China Netcom group constituted 1.5% and 5.1% of our revenues, respectively. In recent years, the wireless coverage market in China has benefited from increased capital expenditures by PRC wireless operators. According to the “2005 Report of Development in China’s Communication Industry” issued in February 2005 by the PRC Ministry of Information Industry, or the MII Report, revenue for the wireless communication industry in China, including telecommunication and data communication, is expected to grow by approximately 11.9% in 2006, 10.8% in 2007, 9.9% in 2008 and 9.0% in 2009. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different market sectors, such as wireless access products and third-generation wireless communication. The third generation wireless communication uses higher-speed broadband digital radio technology as compared to the current second generation wireless communication that uses lower-speed narrowband digital radio technology.
      Our revenues increased from RMB 360.8 million in 2003 to RMB 566.5 million in 2004 and RMB 716.3 million (US$88.8 million) in 2005. Our gross profit increased from RMB 219.8 million in 2003 to RMB 324.6 million in 2004 and RMB 388.2 million (US$48.1 million) in 2005. Our net income in 2003, 2004 and 2005 was RMB 148.8 million, RMB 146.6 million and RMB 181.4 million (US$22.5 million), respectively. Our operating income increased from RMB 155.5 million in 2003 to RMB 207.5 million in 2004 and RMB 225.0 million (US$27.9 million) in 2005, with operating income margins of 43.1%, 36.7% and 31.4% in 2003, 2004 and 2005, respectively.
Our Strengths and Challenges
      We believe that our rapid development since our inception in 1999 and our strong current market position are largely attributable to the following principal competitive strengths:

•	our strength in RF technology development positions us at the forefront of technological innovation in the RF industry in China;

•	our comprehensive RF platform has allowed and will continue to allow us to develop a wide array of RF applications and generate more telecommunication market opportunities;

•	our fully integrated RF design and manufacturing capability substantially reduces the need to source RF components from outside vendors, thereby allowing us to maintain a low cost base;

•	our established customer relationships with China’s largest telecommunication operators and an extensive sales and customer service organization provide a solid platform for us to continue to capture market share;

•	our strength in research and development of RF technologies positions us well to benefit from existing wireless network expansion in China and the potential development of third-generation wireless communication networks in China; and

•	our experienced management team enhances our ability to develop and implement our strategy effectively.
      We expect to face challenges in our business operations, including:

•	significant decline in revenue if either of our principal group customers reduces its purchases of our wireless coverage products;

•	dependence on local affiliates of the two principal wireless operators in China;

•	risk of failing to secure formal sales contracts for wireless coverage products for which work has commenced;

•	long accounts receivable cycles and substantial accounts receivable balance;

•	uncertainty in obtaining adequate financing to meet our working capital requirements;

•	fierce competition in the wireless coverage business;

•	reliance on third parties to carry out installation of our wireless coverage products; and

•	uncertainty in acquiring raw materials on time and on acceptable terms.
Our Business Strategies
      Our principal objectives are to strengthen our position as a leading provider of wireless coverage products and services in China, to reinforce our leading position in China in the research and development of RF technologies, to actively commercialize our in-house RF technologies by continuing to expand our product breadth, and to seek additional growth markets outside mainland China to maximize our addressable market opportunity. At present, we intend to achieve these objectives by implementing the following strategies:

•	increase market share within our existing customer base;

•	continue to invest in the third generation wireless communication technology development in order to maximize our opportunities in the new technology;

•	continue to increase our RF product offerings and external sales effort;

•	capture more business opportunities by development and market launch of innovative wireless access products;

•	expand our global customer base; and

•	maintain our strength in RF technology research and development by continuing to invest in technologies that enhance our primary products.
Our Principal Executive Offices and Other Corporate Information
      Our principal executive offices are located at 16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, People’s Republic of China, and our telephone number there is (86 755) 8350-1536. Our website is www.grentech.com.cn. Information contained on our website is not a part of this prospectus.
      We were formerly known as Powercom Holdings Limited. We are currently 30% owned by Guoren Industrial Developments Limited, or Guoren Industrial, which is 65% owned by Mr. Yingjie Gao, the chairman of our board of directors and chief executive officer. We are also currently 12.9% owned by Drag Investments Limited, or Drag Investments, which is wholly owned by Professor Kunjie Zhuang, our director and chief technology officer. Our other directors and executive officers also indirectly own or control an additional 24.1% of our company. In aggregate, our directors and executive officers currently control a 67.0% equity interest in our company and, as a result, exercise effective control over our business and corporate matters that require shareholders’ approval. Upon consummation of this offering, we expect these persons to continue to exercise their control over our business and corporate matters that require shareholders’ approval because they are expected to own an aggregate of 53.6% of our company (assuming the underwriters do not exercise their over-allotment option).

Conventions Applicable to This Prospectus
      We have twice subdivided our share capital since our inception in 1999. On December 24, 2003, we subdivided each of our issued and unissued ordinary shares, par value US$1.00 per share, into 100 ordinary shares, par value US$0.01 per share. On August 25, 2005, we further subdivided each of our issued and unissued ordinary shares, par value US$0.01 per share, into 500 ordinary shares, par value US$0.00002 per share. Unless otherwise specified, we present ownership of our ordinary shares throughout this prospectus as if our ordinary shares, including ordinary shares into which our existing preference shares are convertible and exchangeable bonds are exchangeable, were so subdivided since our inception, with a par value of US$0.00002 per share.
      Unless otherwise indicated, we assume in this prospectus:

•	no exercise of the underwriters’ over-allotment option;

•	the automatic conversion of all our outstanding mandatorily redeemable convertible preference shares into an aggregate of 33,634,500 ordinary shares immediately prior to the consummation of this offering; and

•	the automatic exchange of all outstanding exchangeable bonds by our current preference shareholders into an aggregate of 131,365,500 ordinary shares held by our ordinary shareholders immediately prior to the consummation of this offering.
      For the purposes of this prospectus, we refer to Actis China Investment Holdings No. 1 Limited, or Actis China, Standard Chartered Private Equity Limited, or Standard Chartered Private Equity, and JAFCO Asia Technology Fund, or JAFCO, holders of our outstanding mandatorily redeemable convertible preference shares, as our preference shareholders, who are also selling shareholders in this offering; all geographical and statistical references to “China,” “mainland China” and “PRC” in this prospectus are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to the provinces, municipalities under direct administration of the PRC central government and provincial-level autonomous regions of China.
      All references to “RMB” or “Renminbi” are to the legal currency of China and all references to “U.S. dollar” or “US$” are to the legal currency of the United States of America, or the United States or U.S. For your convenience, this prospectus contains translations of Renminbi amounts into U.S. dollars at the noon buying rate for U.S. dollars in effect on December 31, 2005 in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York at US$1.00 = RMB 8.0702.
      On March 29, 2006, the noon buying rate was US$1.00 = RMB 8.0280. See “Exchange Rate Information.” We make no representation that any amounts in Renminbi or U.S. dollars referred to in this prospectus could be or could have been converted into each other at any particular rate or at all.
      We have approximated all numbers in this prospectus to their closest round numbers. Also due to rounding, figures shown as totals in tables may not be an arithmetic aggregation of the figures preceding them.

The Offering

This offering	5,000,000 ADSs offered by us and 1,250,000 ADSs offered by the selling shareholders. The ordinary shares underlying the ADSs to be offered by us and the selling shareholders are fully fungible and rank pari passu in all respects with all other ordinary shares issued by us.

ADSs	Each ADS represents 25 ordinary shares, par value US$0.00002 per share, that will be held on deposit with Citibank, N.A., as depositary. As an ADS holder, you will not be treated as one of our shareholders. You will have rights as provided in the deposit agreement. Under the deposit agreement, you may instruct the depositary to vote the ordinary shares underlying your ADSs. You must pay a fee for each issuance or cancellation of an ADS, distribution of securities by the depositary or any other depositary service. For more information about our ADSs, see “Description of American Depositary Shares” in this prospectus and the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.

ADSs outstanding immediately after this offering	6,250,000 ADSs.

Shares outstanding immediately after this offering	625,000,000 ordinary shares.

Offering price	US$18.00 per ADS.

Use of proceeds	We intend to use our net proceeds from this offering:

• to invest in our continuing research and development of RF technology and new products;

• to expand our production capacity;

• to expand and strengthen our sales, marketing and distribution network;

• to construct new research and development and production facilities in Shenzhen High Technology Industrial Park; and

• any remaining amount to be applied for working capital and general corporate purposes, including purchase of raw materials, payment of installation fees, payment of operating expenses and tax payments.

See “Use of Proceeds.” We will not receive any proceeds from the sale of ADSs by the selling shareholders.

Risk factors	See “Risk Factors” in this prospectus beginning on page 11 for a discussion of factors and uncertainties that you should consider in evaluating an investment in our ADSs.

Nasdaq National Market symbol	Our ADSs have been approved for quotation on the Nasdaq National Market under the symbol “GRRF.”

Over-allotment option	We and the selling shareholders have granted the underwriters a 30-day option to purchase up to 937,500 additional ADSs to cover any over-allotments.

Dividend policy	We do not intend to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. Our board of directors has complete discretion as to whether we will pay dividends in the future subject to approval by our shareholders.

Deposit and withdrawal of our ordinary shares	The depositary will issue ADSs, subject to the satisfaction of certain conditions, if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. You may turn in your ADSs at the depositary’s principal office and, upon payment of its fees and expenses and of any taxes or charges, the depositary will deliver the deliverable portion of the underlying ordinary shares and any distributions thereon to an account designated by you.

Dividends and other distributions	The depositary agrees to pay you any cash dividend or other distribution it receives on our ordinary shares or other deposited securities after deducting its fees and expenses. In the case of elective distributions, the depositary may send to you anything we distribute on deposited securities if it deems such elective distributions to be lawful and reasonably practicable. If an elective distribution cannot be made, the depositary may decide to sell what we have distributed and distribute the net proceeds in the same way as it does with cash or hold what we have distributed if it cannot be sold.

Lock-up	We, our directors and executive officers and all of our existing shareholders have agreed with the underwriters that, without the prior written consent of Bear, Stearns & Co. Inc., subject to certain exceptions, neither we nor any of our directors or executive officers nor any of our existing shareholders will, for a period of 180 days following the date of this prospectus, offer, sell or contract to sell any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities. See “Underwriting.”

Payment and settlement	We expect our ADSs to be delivered against payment on or about April 4, 2006.

Summary Consolidated Financial Information
      You should read the following summary consolidated financial information in conjunction with our audited consolidated financial statements and related notes, “Selected Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
      The following summary consolidated statements of income and balance sheet information for the years ended and as of December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements included in this prospectus beginning on page F-1. We have prepared our audited consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP. You should read the following summary financial data in conjunction with our audited consolidated financial statements and related notes beginning on page F-1 in this prospectus. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,

	2003	2004	2005	2005

	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except for per share
	and number of shares data)
Consolidated statements of income information
Revenues	360,816	566,504	716,270	88,755
Cost of revenues	(141,053)	(241,930)	(328,064)	(40,651)

Gross profit	219,763	324,574	388,206	48,104
Operating expenses:
Research and development costs	(12,410)	(16,326)	(30,616)	(3,794)
Sales and distribution expenses	(27,965)	(71,035)	(91,489)	(11,337)
General and administrative expenses	(23,865)	(29,744)	(41,057)	(5,087)

Total operating expenses	(64,240)	(117,105)	(163,162)	(20,218)

Operating income	155,523	207,469	225,044	27,886
Other income/(expense):
Interest income	3,049	4,006	3,213	398
Interest expense	(6,933)	(39,392)	(36,105)	(4,474)
Investment income	176	899	159	20
Foreign currency exchange gain	—	—	5,584	692
Grant income	7,293	716	16,732	2,073

Total other income/(expense)	3,585	(33,771)	(10,417)	(1,291)

Income before income tax expense and minority interests	159,108	173,698	214,627	26,595
Income tax expense	(7,841)	(16,020)	(26,097)	(3,233)

Income before minority interests	151,267	157,678	188,530	23,362
Minority interests, net of tax	(2,419)	(11,117)	(7,086)	(878)

Net income	148,848	146,561	181,444	22,484
Dividends, accretion to redemption value and foreign currency rate movements on mandatorily redeemable convertible preference shares	—	(3,509)	(2,428)	(301)

Net income available to ordinary shareholders	148,848	143,052	179,016	22,183

Net income per share available to ordinary shareholders:
Basic	0.32	0.31	0.38	0.05
Diluted	0.32	0.29	0.36	0.04
Weighted average number of ordinary shares:
Basic	466,365,500	466,365,500	466,365,500	466,365,500
Diluted	466,365,500	500,000,000	500,000,000	500,000,000
Total cash dividend declared to ordinary shareholders	—	54,411	29,653	3,674

					Pro Forma(1)
					as of
	As of December 31,				December 31,

	2003	2004	2005	2005	2005

	(RMB)	(RMB)	(RMB)	(US$)	(RMB)
	(in thousands)
Consolidated balance sheet information
Cash and cash equivalents	181,988	302,932	128,608	15,936	128,608
Accounts receivable, net	325,821	248,662	537,321	66,581	537,321
Inventories	169,125	296,404	370,136	45,865	370,136
Total current assets	776,620	1,014,447	1,172,072	145,235	1,172,072
Property, plant and equipment, net	66,602	96,505	120,356	14,914	120,356
Long-term accounts receivable	115,654	126,649	162,032	20,077	162,032
Total assets	970,983	1,250,539	1,475,469	182,829	1,475,469
Total current liabilities	479,209	662,838	738,551	91,516	719,422
Long-term debt	171,325	171,325	167,053	20,700	—
Total liabilities	650,534	834,163	905,604	112,216	719,422
Mandatorily redeemable convertible preference shares	43,868	45,184	45,441	5,631	—
Total shareholders’ equity	260,149	348,790	506,720	62,788	738,343

(1)	The pro forma balance sheet as of December 31, 2005 gives effect to the following: (i) the conversion of 33,634,500 mandatorily redeemable convertible preference shares with a carrying value of RMB 45,441,000 (US$5,631,000) including accrued and undeclared dividends, accretion and the related effects of foreign currency rate movements into 33,634,500 ordinary shares and (ii) the reclassification of the carrying value of the exchangeable bonds in the amount of RMB 167,053,000 (US$20,700,000) and related accrued and unpaid interest in the amount of RMB 19,129,000 (US$2,370,000) to retained earnings pursuant to the elimination of our guarantee due to the conversion of the exchangeable bonds into 131,365,500 ordinary shares held by our ordinary shareholders. No new ordinary shares will be issued due to the conversion of the exchangeable bonds.

RISK FACTORS
      Investment in our ADSs and our ordinary shares involves a high degree of risk. You should consider carefully the following information about these risks, together with other information contained in this prospectus, before you decide whether to buy our ADSs.
Risks Relating to Our Company
We derive a significant portion of our revenues from the China Unicom group and the China Mobile group and our revenues could decline significantly if either of them reduces its purchases of, or fails to pay for, our wireless coverage products and services
      We provide most of our wireless coverage products and services to the China Unicom group and the China Mobile group. This is primarily because the China Unicom group and the China Mobile group are currently the only two licensed wireless operators in China. In 2003, 2004 and 2005, we derived 68.3%, 61.0% and 45.1%, respectively, of our revenues from China Unicom group’s local affiliates and 26.8%, 27.8% and 33.8%, respectively, from China Mobile group’s local affiliates. In addition, as of December 31, 2003, 2004 and 2005, 84.1%, 59.2% and 52.3%, respectively, of our gross accounts receivable were attributable to China Unicom group’s local affiliates and 11.9%, 26.3% and 27.3%, respectively, to China Mobile group’s local affiliates. Because of the current procurement policies and practices of the China Unicom group and the China Mobile group, we typically contract with their individual local affiliates and treat these local affiliates as separate customers. Although our business practice is to interact with each local affiliate individually, they are under the common control of their parent company. In certain instances, procurement decisions are made only with the approval of the parent company. For example, parent company approval was required before we were awarded our first CDMA contracts by China Unicom group’s affiliates. We have also experienced delays in payments from the China Unicom group and the China Mobile group. As discussed in the next risk factor, this is largely due to the lack of a specific timetable in our sale and purchase contracts to require our customers to issue completion certificates and to perform preliminary inspections, which are pre-conditions to their initiation of payments. Despite our constant attempts, we have not been able to significantly change this prevalent practice in our industry and we expect this practice to continue subsequent to this offering.
      One or more of China’s main telecommunication operators (including our two principal group customers) may reorganize by means of a corporate spin-off, merger or otherwise. Any such reorganization could disrupt, slow down or otherwise materially affect their capital expenditures and, therefore, our revenues. Additionally, the competitive situation in the wireless communication market in China may be altered, or the resulting entities may change suppliers or sourcing policies. If the China Unicom group or the China Mobile group decides to centralize or otherwise significantly change its procurement methods for wireless coverage products and services, reduces or eliminates the purchase of our products and services or becomes unable or refuses to pay for our products and services it has purchased, our revenues would decline significantly.
Because we have limited bargaining leverage with the China Unicom group and the China Mobile group, some contractual terms and market practices are materially adverse to our interest
      The China Unicom group and the China Mobile group award contracts through competitive bidding. As the China Unicom group and the China Mobile group are currently the only two licensed wireless operators in China and there are over 150 entities competing in the wireless coverage market in China, we have limited negotiating leverage with these key clients in the bidding process. As a result, many proposed contractual terms and market practices subject to bidding are materially adverse to our interest. For example, in most instances, the wireless operators will not sign sale and purchase agreements with us until they have formally accepted our products delivered for a whole project. In addition, most of our contracts, in the form contained in the bidding materials, do not specify a timetable for our customers to issue a completion certificate or perform the preliminary inspection of products we install. This affects our revenues as the execution of the sale and purchase contract and the issuance of a completion certificate are conditions to our recognition of revenues for our products and the preliminary inspection by our wireless operator customers is a condition to our recognition of service revenue. As a result of these contractual terms and market practices, we are required to finance significant operating expenses before we recognize revenues and to finance significant accounts receivable once we recognize revenues. Any worsening of these terms and conditions could have a material adverse effect on our liquidity and cash flows from operations. Also see “— We have long accounts receivable cycles and long collection periods and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen” below for additional cash flow and liquidity risks resulting from these market practices.
We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity
      In line with industry practice in China, when a customer accepts our bid for a wireless coverage project, it does not immediately sign a sale and purchase contract. On a typical project, we must complete the initial installation of our coverage products before our customer will issue a completion certificate to confirm the acceptance of the products we have delivered and sign a contract with us. Although we believe that our bidding documents, together with our customers’ acceptances of our bids, effectively constitute binding contracts under PRC law, our PRC counsel has advised us that enforcement of our rights to payment in the PRC courts may be difficult. In particular, it is unclear what terms and provisions need to be included in a bid and acceptance in order for a payment obligation to exist under PRC law. As a result, we effectively assume the risk of loss for our projects before the customer signs a contract with us.
      In addition, in line with current industry practice in China, most of our bid documents do not specify a time period or date by which our customers must issue completion certificates or sign a sale and purchase contract. As a result, our sales and marketing staff spend a significant amount of time persuading customers to conduct inspections, issue completion certificates and sign contracts. These unfavorable practices are in large part attributable to the market dominance of our customers and the competitive landscape of our wireless coverage industry. We expect that this unfavorable industry practice in China will continue after the consummation of this offering and that it will continue to materially and adversely affect our cash flows from operating activities and liquidity.
We have long accounts receivable cycles and long collection periods and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen
      Our wireless coverage revenues consist of two components: (i) sale of products and (ii) product installation services. We only begin to recognize revenues from sale of our products when all of the following revenue recognition criteria have been met:

•	title has been transferred, i.e. the risk and rewards are transferred;

•	delivery has occurred;

•	persuasive evidence of an arrangement exists;

•	price to the buyer is fixed and determinable;

•	collectibility is reasonably assured; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to sale of products and such right is not contingent upon the installation services and/or further action of the customers.
      We recognize revenues from the provision of installation services when:

•	the services have been rendered in full;

•	the customer has issued a preliminary inspection certificate which indicates the customer’s acceptance of the installation services provided; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to the installation services and such right is not contingent upon further action of the customer.
      However, our sale and purchase contracts, in line with industry practice, generally permit our customers to pay their purchase price in installments even though the revenue for that contract has already been recognized.

Under these contracts, on a weighted average basis, our installment payment schedule is approximately as follows:

•	42% of the contract value due upon the signing of the contract and the issuance of the completion certificate,

•	an additional 38% due upon the issuance of the preliminary inspection certificate,

•	a further 17% due upon the issuance of the final inspection certificate, and

•	the final 3% due upon the expiration of our warranty period.
      Because our contracts often do not stipulate when our customers must conduct the relevant inspections, our customers may delay their payments. To the extent revenue recognized under a contract is not yet paid, it is recorded as an account receivable. From time to time, we sell a portion of our accounts receivable to third parties to meet our working capital needs. Installment intervals range from six months to three years and the amounts of individual payments have varied and may continue to vary in the future.
      Our customers sometimes do not pay their installments as they come due and, in light of our need to maintain an ongoing relationship with these customers, it is difficult for us to improve their payment patterns. As of December 31, 2005, we had in aggregate gross accounts receivable, including amounts not yet due pursuant to contractual terms, of RMB 701.6 million (US$86.9 million). Of this total amount, RMB 526.7 million (US$65.3 million), or 75.1%, had been outstanding for less than 12 months from the time the revenue was recognized, RMB 154.0 million (US$19.0 million), or 22.0%, had been outstanding for 12 to 24 months from the time the revenue was recognized, RMB 17.0 million (US$2.1 million), or 2.4%, had been outstanding for 24 to 36 months from the time the revenue was recognized, and RMB 3.9 million (US$0.5 million), or 0.5%, had been outstanding for over 36 months from the time the revenue was recognized. Our net accounts receivable as of December 31, 2005 increased by 116.0% to RMB 537.3 million (US$66.6 million) from our net accounts receivable of RMB 248.7 million as of December 31, 2004 as a result of (i) an increased proportion of our annual revenues being generated in the third and fourth quarters of 2005, (ii) a 26.4% increase in our total revenues in 2005 as compared to 2004 and (iii) reduced sale of our accounts receivable to receivable purchasing banks in 2005 as compared to 2004. This in turn decreased our cash and cash equivalents by 57.5% from RMB 302.9 million as of December 31, 2004 to RMB 128.6 million (US$15.9 million) as of December 31, 2005.
      As of December 31, 2005, accounts receivable that became due under our contracts and remained unpaid amounted to RMB 246.1 million (US$30.5 million), or 35.1%, of our gross accounts receivable of RMB 701.6 million (US$86.9 million). Historically, we have made allowances for doubtful accounts representing 100% of our accounts receivable outstanding for more than 24 months from the date they were due under the relevant contract. As of December 31, 2005, this allowance amounted to RMB 4.1 million (US$0.5 million). We cannot assure you that our past allowance practice will not change in the future or that our allowance will be sufficient to cover defaults in our accounts receivable. You should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Results of Operations — Revenue Recognition Policy and Accounts Receivable Cycle” for further details on our revenue recognition policy and collection periods. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.
We historically recognized significantly lower revenues in the first and third quarters, which sometimes resulted in net losses, particularly in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses
      Our customers usually perform completion inspections, issue completion certificates and sign sale and purchase contracts with us for the vast majority of projects in the last two weeks of June and December each year. This is because our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment, and their work is performed in accordance with internal annual and semi-annual project management processes. Our principal customers are also public companies and their project management process is influenced by their semi-annual reporting obligations. Our customers therefore prefer to perform completion inspections and sign contracts for all projects at the same time.

      As a result, our revenues in the first quarter are much less than the second quarter and our revenues in the third quarter are much less than the fourth quarter. Despite the quarterly fluctuations experienced in revenue, our overall volume of contracts has increased, resulting in increasing costs associated with servicing these contracts. The result of having fluctuating quarterly revenue with expanding costs has been historical net losses in certain quarters of the year, particularly the first quarter. In 2003, 1.7%, 10.9%, 10.8% and 76.6% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we had net losses of RMB 6.8 million in the first quarter. In 2004, 1.5%, 41.1%, 8.3% and 49.1% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we had net losses of RMB 20.7 million and RMB 7.7 million in the first and third quarters, respectively. In 2005, 1.2%, 24.3%, 21.8% and 52.7% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we had net losses of RMB 32.3 million (US$4.0 million) in the first quarter. You should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Factors Affecting Our Results of Operations — Revenue Recognition Policy and Accounts Receivable Cycle” and “— Significant Quarterly Fluctuations of Our Results of Operations” for further details on our revenue fluctuation and other quarterly financial information. However, past quarterly results may not provide an accurate indication of future performance or fluctuation. Whether we continue to recognize the majority of our revenues in the fourth quarter will depend largely upon the timing of our customers’ project management processes. We anticipate that we will continue to experience significant fluctuations in revenues on a quarterly basis and may continue to experience net losses as a result, particularly in the first quarter.
We rely on short-term bank financing, including bills payable and sale of receivables, to finance our operations; any expansion of our business will require further financing and will increase our financial leverage
      We tend to recognize more revenues in the second and fourth quarters, but collect payments primarily in the fourth quarter. In 2003, 2004 and 2005, 45.0%, 54.5% and 53.0%, respectively, of our total annual collections were made in the fourth quarter. This is because our customers prefer to pay for our completed projects toward the end of their budget year. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of the year and typically complete and deliver a majority of our wireless coverage products during the third and fourth quarters. As a result, we tend to generate more cash flow from operating activities toward the end of the year and encounter increasing working capital needs during the middle part of the year, especially the third quarter. We are therefore highly dependent on bank financing, including the issue of bills payable and receivable selling, to fund our working capital requirements and maintain liquidity. Historically, we have relied on short-term bank loans to finance our working capital needs. As of December 31, 2005, we had an aggregate of RMB 160.6 million (US$19.9 million) of bank loans outstanding and RMB 29.1 million (US$3.6 million) in bills payable. As of December 31, 2005, interest rates on our short-term bank loans ranged from 4.9% to 6.7% and interest rates on our bills payable financing ranged from 2.4% to 3.4%. In 2004 and 2005, we sold an aggregate of RMB 375.2 million and RMB 180.1 million (US$22.3 million), respectively, of our accounts receivable to third party financial institutions. We expect external financing required for expanding our operations will increase our financial leverage. See “— Our inability to access long-term working capital financing due to the current regulatory conditions in China has adversely affected, and could continue to have a negative impact on, our liquidity” below.
      We may be unable to generate sufficient cash to pay the principal and interest due on our indebtedness. Our ability to service our debts will largely depend on our ability to collect accounts receivable from our customers and on our future operating performance. If we do not have sufficient available sources of liquidity to repay our outstanding indebtedness, we may have to refinance our obligations. However, we cannot assure you that financing or refinancing will be available on terms acceptable to us or at all. If we encounter any difficulties in generating sufficient cash to pay our outstanding indebtedness or in securing financing or refinancing or receivable selling arrangements on terms satisfactory to us as and when required, our business and liquidity will be materially and adversely affected, and we will be unable to expand our business.

Our inability to access long-term working capital financing due to the current regulatory conditions in China has adversely affected, and could continue to have a negative impact on, our liquidity
      As with most small- and medium-sized enterprises in China, it is difficult for us to enter into working capital financing arrangements with maturities longer than 12 months with lenders or from the capital markets. Under the current regulatory regime in China, commercial banks are required by the People’s Bank of China, the central bank in China, to strictly control the making of working capital loans to small- and medium-sized borrowers with maturities of longer than one year. We therefore finance our working capital needs through the issue of bills payable backed by, short-term borrowings from, and sale of accounts receivable to, various financial institutions. The rates of interest, duration, need for collateral, documentation and other key terms of these financing arrangements vary significantly and are generally less favorable than long-term financing or similar arrangements available in other jurisdictions. In addition, we may not be able to renew existing financing arrangements, and lenders may also have the ability to unilaterally withdraw or change the terms of our funding, either due to their own internal review process or as guided by national economic policies. See “— Risks Relating to Business Operations in China — Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.” We therefore face a higher cost of funding than non-PRC and large-sized PRC companies and greater uncertainty as to the availability of financing, which in turn has adversely affected, and could continue to have a negative impact on, our liquidity.
If the wireless communication sector in China does not maintain its current pace of growth, or the PRC government does not issue 3G licenses in the near future, the profitability and future prospects of our business and our liquidity could be materially and adversely affected
      We generate almost all of our revenues from the provision of wireless coverage products and services to telecommunication operators in China. Our future success depends on the continued growth of the PRC wireless communication industry. Any slowdown in the development of the wireless communication industry in China or reduction in our customers’ expenditures on wireless coverage products and services may reduce market demand for our products and services. Alternatively, if the PRC government or other relevant regulatory authorities fail to allow construction of new wireless communication networks, or decide to terminate, delay or suspend construction or extension of new or existing wireless communication networks, the profitability and future prospects for our business could be materially and adversely affected.
      The third generation wireless communication, or 3G, network deployment will require significant capital investment by PRC telecommunication operators, including investments in wireless coverage products and services, RF parts and components and wireless communication systems. Therefore, we believe that issuance of 3G licenses will in general have a positive impact on the growth of our business and will benefit our gross margins as 3G products will command higher gross margins than our current, maturing second-generation, or 2G, wireless communication coverage products. While the PRC minister of information industry publicly announced in December 2005 that one of the key tasks for the PRC Ministry of Information Industry, or MII, in 2006 was to release its policies on 3G, there can be no certainty as to when this will occur, if at all, or if the PRC government will issue 3G licenses in 2006 or at all. If the PRC government continues to delay the issuance of, or does not issue, 3G licenses, the expected return on our investments in 3G technology will be delayed and our business growth and liquidity could be materially and adversely affected.
We may fail to offer products that meet industry standards or our customers’ specific requirements, and as a result we may lose customers or orders or incur significant warranty or other costs, and our revenue growth may be materially and adversely affected
      The development of our products is based upon a complex technology, and requires significant time and expertise in order to meet industry standards and customers’ specifications. Our customers also have their own sets of standards and criteria relating to their wireless coverage requirements, including standards and criteria issued by the relevant governmental authorities. We must satisfy these standards and criteria in order to be eligible to supply our products and services to those customers. If we are unable to continue to meet these standards and criteria, we may become ineligible to provide our products and services that have in the past generated most of our revenues and profitability. For example, in 2003, because of a miscommunication with a China Unicom group’s local affiliate with respect to its bidding requirements, we failed to tailor our wireless coverage products to the required specifications of its base stations. As a result, we lost a RMB 6.4 million bid.

Furthermore, quality and performance problems could damage our reputation and our relationships with existing and prospective customers and could have a material and adverse effect on our revenue growth.
      We customarily provide our wireless coverage customers with one to three years of warranty protection, under which we agree to repair or replace defectively installed wireless coverage products at no additional cost to our customers. Our contracts generally do not contain disclaimers or limitations on product liabilities for special, consequential and incidental damages, nor do we typically cap the amounts our customers may recover for damages. In addition, we do not currently maintain any insurance for product liability or warranty claims. The failure of our installed projects to operate properly and the potential damage from malfunction of our products could give rise to substantial liabilities under our warranties and otherwise.
Our research and development efforts may not lead to successful development of commercially viable or acceptable products, which could cause a decline in customer use of our products
      The markets in which we compete are characterized by:

•	rapidly changing technology;

•	evolving industry standards and transmission protocols;

•	frequent improvements in products and services; and

•	fierce competition from well-funded and technologically advanced companies.
      To succeed, we must continually improve our current products and develop and introduce new or enhanced products that adequately address the requirements of our customers and are competitive in terms of functionality, performance, quality and price. We expend considerable efforts in the development of new and enhanced RF technology and in its commercial applications, including the development of 3G products. Although we have successfully developed products that meet customers’ requirements in the past, there is no assurance that any of our research and development efforts will necessarily lead to any new or enhanced products or generate sufficient market share to justify commercialization. 3G is a new and evolving technology. We cannot assure you that our research and development efforts will yield RF wireless coverage products that are readily deployable in 3G networks or that our customers will be satisfied with the performance of our 3G coverage products. Under those circumstances, we will not be able to recoup our research and development costs and expenses, we may not be able to serve our customers’ 3G needs, and customers may refuse to use our products.
Gross profit margins for our products and services vary substantially and any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations
      Gross profit margins for our products and services vary substantially. Although gross profit margin for our wireless coverage products and services has been on average higher than that of our RF parts and components and wireless access products, all of our products and services have been subject to downward pricing pressure over their life cycles. In addition, the gross profit margin of our products have fluctuated significantly from year to year. Due to the rapidly changing technology and evolving industry standards and transmission protocols, our historical gross profit margin is not an accurate measure for estimating our future gross profit margins. For example, any delay by the PRC government in the deployment of 3G networks may exert further pressure on our 2G wireless coverage products margin. Any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations.
Our industry is highly competitive and our inability to compete effectively would hurt our current business and future growth potential
      Our industry is extremely competitive and is characterized by rapid technological advancement, frequent development of new products, evolving industry standards and a downward pricing trend over the life cycle of a product. According to the CCID Report, there were more than 150 companies providing wireless coverage products and services in China as of April 2005. According to the CCID Report, the top three providers in China in this business, including our company, accounted in aggregate for approximately 32.5% of the total market share in 2004, in terms of contract value. We compete on the following principal bases:

•	research and development capability;

•	product quality;

•	scope and flexibility of product offering;

•	installation capability as built on our relationships with third party contractors;

•	after-sale service capability;

•	pricing; and

•	relationships with wireless operators at the local level.
      In addition, China has gradually lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This has led to increased competition from foreign wireless equipment companies, such as Andrew Corporation, Sagem Communication and Powerwave Technologies, Inc., who are significantly larger and financially stronger than us. Many of our foreign competitors have established PRC-based manufacturing facilities to lower production costs, which has further intensified price competition in the marketplace and may in the future affect our profit margins. If we fail to compete effectively in the future, our current business and future growth potential would be adversely affected.
We have no experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future
      Our future growth depends, to a considerable extent, on our ability to expand our customer base in both the domestic and overseas markets. We are currently exploring new business opportunities outside mainland China for our wireless coverage products and services and other RF products. We have conducted preliminary negotiations with potential customers and agents in some Southeast Asian countries, such as the Philippines and Indonesia, to explore market opportunities for our RF products. However, we have no experience in operating outside mainland China, have limited experience with foreign regulatory environments and market practices, and cannot guarantee that we will be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. For example, our products and services sold in China are tailored to the specifications of our domestic operators and their wireless systems and are not readily deployable overseas. To meet the requirements of our potential overseas customers, we have to adjust some of our technical parameters such as transmission frequencies and make other modifications. In addition, recent political instability in some Southeast Asian countries has hindered our expansion efforts into those wireless coverage markets. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.
We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to develop new products and to effectively carry on our research and development and other efforts
      Our future growth and success depend largely on the efforts and abilities of our senior management and senior technical staff, particularly Mr. Yingjie Gao, our chairman and chief executive officer, Professor Kunjie Zhuang, our director and chief technology officer, and our other senior technicians and engineers. We have entered into employment agreements with these individuals. These employment agreements have an initial term of three years, subject to the right of termination under specified circumstances, such as a material breach of their contractual obligations. If we lose the services of Mr. Gao, Professor Zhuang or any other senior technicians or engineers, our operations will be materially and adversely affected. We also believe that our future success will depend in large part upon our ability to attract and retain senior, experienced and highly qualified scientific and technical personnel.

      The wireless coverage industry is characterized by a high level of employee mobility. Competition in China for experienced RF technology experts is intense. In 2003, 2004 and 2005, our employee turnover rate was 11.6%, 14.0% and 17.7%, respectively, calculated with the number of our employees departing during the year divided by the total number of employees at the end of the year. There are few senior-level research and development or technical personnel available for hire, the costs of hiring and retaining such individuals are high, and such personnel may not remain with us once hired. If we are unable to successfully attract or retain senior-level research and development employees, our ability to develop new technologies and products and to effectively conduct our operations could be compromised and our ability to carry on our research and development and other efforts could be materially and adversely affected.
We rely on third parties to carry out the initial installation of our wireless coverage products, are liable for the failure or inadequacy of their services, and are vulnerable to the loss and unavailability of their services
      We rely on independent third party contractors to carry out the initial installation of our wireless coverage products, which include affixing the products to the customers’ physical structure and interconnection of the products under the supervision of engineers from our technical support team. We outsource substantially all of our initial installation work to independent third party contractors located across China. Under our contracts, we are responsible to our customers not only for the quality of our wireless coverage products but also for the quality of the installation service. We therefore effectively take the credit and workmanship risks of these independent contractors. To the extent our independent contractors fail to install our products properly, we will be liable to cure the defects. We usually contract our initial installation work to those contractors located near the project sites for cost efficiency reasons. If any of the local contractors becomes unavailable and we are not able to find any suitable replacement, we will be forced to use contractors located farther away from the project sites. This is likely to delay our projects or increase our project costs. It is also possible that we may not be able to find suitable replacements at all to complete our project installations on schedule. In each case, our business would be harmed, and our reputation would be adversely affected if we fail to find the appropriate third party contractors to carry out the initial installation.
We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property
      Our ability to compete successfully and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations such as Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to tightening up its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many Western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.
      We rely on trade secrets and registered patents and trademarks to protect our intellectual property. We have also entered into confidentiality agreements with our management and employees relating to our confidential proprietary information. However, the protection of our intellectual properties may be compromised as a result of:

•	departure of any of our management members or employees in possession of our confidential proprietary information;

•	breach by such departing management member or employee of his or her confidentiality and non-disclosure undertaking to us;

•	expiration of the protection period of our registered patents or trademarks;

•	infringement by others of our proprietary technology and intellectual property rights; or

•	refusal by relevant regulatory authorities to approve our patent or trademark applications.
      Any of these events or occurrences may have a material adverse effect on our operations. There is no assurance that the measures that we have put into place to protect our intellectual property rights will be sufficient. As the number of patents, trademarks, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that business entities in our industry may face more frequent infringement claims. Litigation to enforce our intellectual property rights could result in substantial costs and may not be successful. If we are not able to successfully defend our intellectual property rights, we might lose rights to technology that we need to conduct and develop our business. This may seriously harm our business, operating results and financial condition, and enable our competitors to use our intellectual property to compete against us.
      Furthermore, if third parties claim that our products infringe their patents or other intellectual property rights, we might be required to devote substantial resources to defending against such claims. If we are unsuccessful in defending against such infringement claims, we may be required to pay damages, modify our products or suspend the production and sale of such products. We cannot guarantee that we will be able to modify our products on commercially reasonable terms.
      We have entered into two collaboration agreements with Southeast University in Nanjing with respect to the joint research and development of module miniaturization using RF integrated circuit technology and wireless network technology. Although we have not developed any such intellectual property rights pursuant to the terms of the collaboration agreements, we and Southeast University will jointly own intellectual property rights to be developed as a result of the agreements. As we do not have complete control over such intellectual property rights, there may be restrictions on the use and further exploitation of such intellectual property rights and we may have to share the benefits of such jointly owned intellectual property rights with our joint owner.
If we lose certain government tax concessions, our profitability may be materially and adversely affected
      Shenzhen GrenTech Co., Ltd., or Shenzhen GrenTech, is our principal operating subsidiary in China. Shenzhen GrenTech and one of our indirect majority-owned subsidiaries, Shenzhen Lingxian Technology Co., Ltd., or Shenzhen Lingxian, were recognized by Shenzhen municipal tax authorities as newly established production-oriented enterprises in 2000 and 2002, respectively. According to the relevant September 1988 regulation issued by the Shenzhen municipal government, such status and accompanying tax concessions are granted to all newly established enterprises in Shenzhen engaged in industrial, agricultural, transportation and other production-oriented businesses that have an expected corporate existence of over 10 years. These enterprises are exempt from 100% of their corporate income tax for each of the first and second profitable years and 50% of their corporate income tax for each of the following three years. In addition, advanced technology enterprises recognized by the Shenzhen municipal government may continue to enjoy a 50% reduction in their corporate income tax for a further three years. As newly established production-oriented enterprises, both Shenzhen GrenTech and Shenzhen Lingxian were exempt from PRC corporate income tax for the first two profitable years from January 1, 2001 to December 31, 2002 for Shenzhen GrenTech and from January 1, 2002 to December 31, 2003 for Shenzhen Lingxian. The companies are subject to a reduced tax rate of 7.5% for the three financial years from January 1, 2003 to December 31, 2005 for Shenzhen GrenTech and from January 1, 2004 to December 31, 2006 for Shenzhen Lingxian. Because Shenzhen GrenTech was recognized by Shenzhen municipal government as an advanced technology enterprise in December 2004, Shenzhen GrenTech applied for and was granted on December 13, 2005 an extension of its 50% relief from income tax for an additional three-year period commencing from January 1, 2006. Shenzhen Lingxian intends to apply for recognition as an advanced technology enterprise in 2006. If we receive the government approval in time, Shenzhen Lingxian will be subject to the 50% reduced corporate income tax rate of 7.5% for the three financial years from January 1, 2007 to December 31, 2009.
      Although we have the right to apply for advanced technology enterprise recognition and extension of our tax exemption and we do not have any reason to doubt that we will receive such recognition and approval in due course, there is no assurance that any of the current tax exemptions that we enjoy will be extended upon their expiration. Without extension of the tax relief period, Shenzhen Lingxian will be subject to a PRC corporate income tax rate of 15%, which is currently generally applicable to enterprises established in the Shenzhen Special Economic Zone. In addition, there have been reports that the PRC government will abrogate tax concessions currently available to special economic zones designated by the PRC government or given to foreign invested enterprises in China, such as Shenzhen GrenTech, and subject them to a uniform PRC corporate income tax rate, which currently is 33%. If there is any change in respect of the current preferential tax treatment enjoyed by us, our profitability may be materially and adversely affected.
If our customers increasingly provide their own accessories instead of ordering them from us, our ability to generate revenues to sustain our business or support our growth may be materially and adversely affected
      Our wireless coverage products often include, among other things, various accessories such as cables and antennas for installation. In 2003, 2004 and 2005, accessories included as a part of our product sales accounted for approximately 29.6%, 29.8% and 26.4% of our revenues, respectively. In 2003, some of our customers began to procure accessories on their own and exclude accessories from our wireless coverage products. This practice effectively reduced our revenues. We lost revenues from sale of accessories from our wireless coverage products in 2003, 2004 and 2005 by RMB 19.3 million, RMB 24.4 million and RMB 20.4 million (US$2.5 million), or 5.3%, 4.3% and 2.8% of our revenues, respectively. If customers continue to choose to procure their own accessories, our ability to generate revenues to sustain our business or support our growth may be materially and adversely affected.
If our idle or insufficient production capacity significantly increases during any particular period, our results of operations for that period may be materially and adversely affected
      We plan the utilization of our production capacity primarily based on our projected orders from our customers. We cannot guarantee the accuracy of our internal projections for demands of our products and the effectiveness of our planning for production capacity utilization. For example, we currently have 16 assembly lines in Shenzhen with a monthly production capacity of 2,000 sets of wireless coverage products, 2,500 sets of RF parts and components for base stations and 400 sets of RF-based wireless access products. We also have six assembly lines in Quanzhou with a monthly production capacity of 18,000 sets of RF parts and components. Our actual average monthly production at the Shenzhen facility in 2005 amounted to approximately 1,800 sets of wireless coverage products, 1,000 sets of RF parts and components for base stations and 30 sets of RF-based wireless access products; and our actual average monthly production at the Quanzhou facility in 2005 amounted to approximately 13,000 sets of RF parts and components. It costs approximately RMB 1.3 million (US$0.2 million) to add or remove an assembly line for wireless coverage products and RF-based wireless access products, and approximately RMB 4.3 million (US$0.5 million) to add or remove an assembly line for RF parts and components. Therefore, if our projections are inaccurate, there may be periods when we will have idle or insufficient production capacity for all or some types of our products. Any significant increase in our idle or insufficient production capacity during any particular period may materially and adversely affect our results of operations for that period.
If we fail to acquire raw materials on time or on acceptable terms and consequently fail to fill our customers’ orders in a timely and cost-effective manner, our business operations may be materially and adversely affected
      We rely on third-party suppliers for our raw materials. Although we purchased raw materials from over 340 suppliers in 2005, our ten largest suppliers in 2005 supplied approximately 43.5% of our orders for raw materials. If any of our major suppliers fails to deliver our required raw materials in time for our production, and we are unable to find the required raw materials from other suppliers in a timely manner and on acceptable terms, there will be a delay in our provision of products and services to our customers. Such delays would damage our relationship with our customers and may materially and adversely affect our business operations.

We maintain limited insurance coverage and any significant product liability claim could have a material and adverse effect on our financial condition
      We currently do not maintain any product liability insurance for our products and services. Nor do we carry any business interruption insurance, third-party liability insurance for personal injuries, or environmental damage insurance for environmental emissions or accidents on our properties or relating to our operations. There is no assurance that there will not be any product liability claims against us in relation to our RF products. Furthermore, we cannot assure you that we will not experience any major accidents in the course of our operations, which may cause significant property damage and personal injuries. The occurrence of any such accidents and their consequential losses may not be adequately covered, or at all, by our insurance policies. Losses incurred, or payments we may be required to make, may have a material and adverse effect on our financial condition.
The interest of our principal shareholders may differ from your interest and their vote may disadvantage our minority shareholders
      Upon completion of this initial public offering and assuming (1) no exercise of the over-allotment option, (2) the automatic conversion of all our outstanding mandatorily redeemable convertible preference shares and (3) the automatic exchange of all outstanding exchangeable bonds, several of our current principal shareholders will continue to be our largest shareholders with the following equity interests in our company:

•	Guoren Industrial with 24.0%;

•	Heng Xing Yue Investments Limited, or HXY Investments, with 19.3%; and

•	Drag Investments with 10.3%.
      In addition, two of our principal shareholders, Mr. Gao and Professor Zhuang, who will beneficially own 24.0% and 10.3%, respectively, of our company immediately upon completion of this offering, are our chairman and chief executive officer, and our director and chief technology officer, respectively. They will be able to exercise substantial control over our business by voting at shareholders’ meetings or board meetings on matters of significance, such as:

•	composition of our board of directors;

•	selection of our senior management;

•	amount and timing of dividends and other distributions;

•	our overall strategic and investment decisions;

•	issuance of securities and adjustment to our capital structure;

•	amendment to our memorandum and articles of association; and

•	other corporate actions requiring approval of our shareholders, including election and removal of directors, merger, consolidation or sale of our assets, or any other change of control event that may benefit our other shareholders generally.
      The interest of any of these principal shareholders may differ from your interest. There is no assurance that any of these principal shareholders will vote in a way that benefits you. If circumstances arise in which the interest of any of these principal shareholders conflicts with the interest of other holders of our shares or ADSs, you as a minority shareholder could be disadvantaged.
The major shareholder of one of our consolidated PRC subsidiaries has a veto right on some matters under PRC law and may vote his shares or exercise his veto right in a manner adverse to our interests
      Professor Zhuang, our director and chief technology officer, together with his son, is the 20%-shareholder of one of our consolidated PRC subsidiaries, Quanzhou Lake Microwave Co., Ltd., or Lake Microwave. Conflict of interests between his duties to, and interest in, our company and our consolidated subsidiary may arise. We cannot assure you that, when any conflict of interest arises, Professor Zhuang will act completely in our interest or that any conflict of interest will be resolved in our favor. Also, under PRC law, minority shareholders of foreign-invested joint ventures, such as Lake Microwave, have veto power on certain issues such as share transfer, capital increase and amendment to their articles of association. We cannot assure you that Professor Zhuang will not exercise his influence over Lake Microwave in a manner that may conflict with our interest or that he will not vote his shares or exercise his veto right in a manner adverse to our interests.
Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties
      We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Shenzhen GrenTech, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Shenzhen GrenTech and its subsidiaries. If Shenzhen GrenTech or its subsidiaries incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our shares and ADSs. Under current PRC law, because we are incorporated in the Cayman Islands, our PRC subsidiary, Shenzhen GrenTech, is regarded as a wholly foreign-owned enterprise in China. Although dividends paid by foreign invested enterprises, such as wholly foreign-owned enterprises and sino-foreign joint ventures, are not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. In addition, distribution of additional equity interests by our PRC subsidiary, Shenzhen GrenTech, to us which is credited as fully paid through capitalizing its undistributed profits requires additional approval of the PRC government due to an increase in our registered capital and total investment in Shenzhen GrenTech. Under PRC law, Shenzhen GrenTech, a wholly foreign-owned enterprise, is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments from Shenzhen GrenTech is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any transfer of funds from us to Shenzhen GrenTech, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and Shenzhen GrenTech could restrict our ability to act in response to changing market conditions.
Some of our production and research and development facilities and offices are situated on properties under short-term leases or with defective titles and our operating costs may increase if we are not able to renew the existing leases or if such leases can only be renewed on less favorable terms
      The production and research and development facilities of Shenzhen GrenTech and Shenzhen Lingxian are currently situated on properties leased from independent third parties. They occupy an aggregate gross floor area of approximately 4,842.0 square meters. Our leases for these facilities range from 12 months to 36 months in original lease terms, with the earliest of them due to expire in July 2006. Our total rental payment for these leased properties in 2005 was approximately RMB 2.9 million (US$0.4 million). There is no assurance that these leases will be renewed upon their expiration or will be renewed on terms and conditions that are acceptable to us. If these leases cannot be renewed, we will have to find other appropriate premises. Although our equipment and machinery may be relocated without undue financial difficulties, such relocation may disrupt our current operations or otherwise have an adverse effect on our financial condition. Alternatively, if the existing leases can only be renewed on less favorable terms, our operating costs will increase and thus our results of operations could be adversely affected.
      For some of the properties leased by us for office use, we are unable to ascertain whether or not their respective landlords have valid title to them or legal rights to lease them. If the relevant leases become invalid for any reason and we have to relocate to other office premises, we may incur additional costs and expenses and experience business disruptions as a result.

Investor confidence and market price of our ADSs may be adversely impacted if we or our independent registered public accountants are unable to attest to the adequacy of the internal controls over our financial reporting as of December 31, 2007, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002
      We will be subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC, following the completion of this offering. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring public companies, including us following the completion of this offering, to include a report of management of their internal control structure and procedures for financial reporting in their annual reports on Form 10-K or Form 20-F, as the case may be, that contain an assessment by management of the effectiveness of their internal controls over financial reporting. In addition, independent registered public accountants of these public companies must attest to and report on management’s assessment of the effectiveness of their internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2007. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants are not satisfied with our internal control structure and procedures, the level at which our internal controls are documented, designed, operated or reviewed, or if the independent registered public accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our ADSs.
Risks Relating to Our Industry
Our business might become subject to new regulatory restrictions, which may restrict the way in which we conduct our business and subject us to severe penalties, and we may be materially and adversely affected by any change in the composition of the primary telecommunication operators in China
      We are subject to regulation by PRC law with respect to the products we manufacture and sell in China. We must obtain regulatory approvals from the national and local government authorities before we may manufacture and sell our products. MII is the primary central government agency responsible for regulating the PRC wireless communication industry and has broad discretion and authority to regulate our industry in China. Introduction of any new transmission protocol will require the approval of MII and other regulatory bodies. MII has adopted, and may adopt in the future, regulations that impose stringent standards on the wireless communication industry in China, with which we must comply. New regulations or readjustment of previously implemented regulations could require us to change our business plan, increase our costs or limit our ability to sell our products or services. Our failure to comply with these regulations may subject us to various penalties, including fines and suspension or discontinuation of our operations. Therefore, enactment by the PRC government of new laws or regulations or a change in the interpretation of existing laws or regulations may also materially and adversely affect our business.
      The PRC government has considerable control over the structure and overall development of the telecommunication industry in China. It also maintains substantial ownership in all major telecommunication operators in China. Prior to 1994, PRC government-controlled entities held a monopoly over the telecommunication networks across China. In order to introduce competition into the telecommunication industry, the PRC government in 1994 separated China’s telecommunication business into four independent sectors: fixed-line, wireless, satellite and paging. In 2002, the PRC government further separated the then China Telecom group into two companies along geographical boundaries, with the portion in southern China as the current China Telecom group and the northern portion as the current China Netcom group. In early 2005, the PRC government decided to swap some of the senior management members among China’s largest telecommunication operators. In mid-2005, there was speculation among industry analysts, as well as comments by some senior officers of China’s largest telecommunication operators, regarding a potential restructuring of the PRC wireless communication industry in advance of the issuance of 3G licenses. In December 2005, the minister of MII publicly announced that one of MII’s key tasks in 2006 was to release its policies on 3G. According to some commentators, the PRC government believes that there are too many national wireless operators to receive 3G licenses. If these market speculations prove to be true and the PRC government reorganizes, splits or merges one or more of China’s main telecommunication operators, including our two principal group customers, the China Unicom group and the China Mobile group, such restructuring could disrupt our existing relationship with our current customers and result in changes in supplier and sourcing policies of these companies, all of which have been critical to our business growth and profitability.
Risks Relating to Business Operations in China
Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services
      Historically, we derived almost all of our revenues from a single market, mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future and currently almost all of our assets are located in China and all of our services are performed in China. While the PRC government has pursued economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a large part of the PRC economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as restrictions on lending to certain sectors of the economy, control of foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including placing additional limitation on the ability of commercial banks to make loans by raising bank reserve-against-deposit rates. Our operating results may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.
Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies
      We currently receive all of our operating revenues in Renminbi. Currently, Renminbi is not a freely convertible currency and the restrictions on currency exchanges in China may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates conversion of Renminbi into foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. In accordance with the existing foreign exchange regulations in China, our PRC subsidiary, Shenzhen GrenTech, is able to pay dividends in foreign currencies, without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi-denominated earnings into foreign currencies. If this occurs, our PRC subsidiary may not be able to pay us dividends in foreign currency without prior approval from SAFE. In addition, conversion of Renminbi for most capital account items, including direct investments, is still subject to government approval in China and companies are required to open and maintain separate foreign exchange accounts for capital account items. This restriction may limit our ability to invest earnings of Shenzhen GrenTech.
Fluctuation in the value of Renminbi could adversely affect the value of, and dividends payable on, our shares and ADSs in foreign currency terms
      The value of Renminbi is subject to changes in PRC government policies and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. For over a decade from 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi will be permitted to fluctuate within a band against a basket of foreign currencies. This change in policy resulted initially in an approximately 2.0% appreciation in the value of Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur in the future. Since our income and profits are denominated in Renminbi, any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares and ADSs in foreign currency terms.
The uncertain legal environment in China could limit the legal protections available to you
      The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Our PRC subsidiary, Shenzhen GrenTech, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes of existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you. For example, it is not clear if a PRC court would enforce in China a foreign court decision brought by you against us in shareholders’ derivative actions.
      Moreover, the enforceability of contracts in China, especially with governmental entities, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we might not have adequate remedies. Such uncertainties or inability to enforce our contracts could materially and adversely affect our revenues and earnings.
Outbreak of SARS or other epidemics could materially and adversely affect our overall operations and results of operations
      From March to July 2003, mainland China, Hong Kong, Singapore, Taiwan and some other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS. Our operating results for 2003 were adversely affected by this outbreak. A recurrent outbreak, or an outbreak of a similarly contagious disease, such as the H5N1 avian flu, could potentially disrupt our operations to the extent that any one of our employees is suspected of having the infection or that any of our facilities is identified as a possible source of spreading the virus or disease. We may be required to quarantine employees who are suspected of having an infection. We may also be required to disinfect our facilities and therefore suffer a suspension of production of indefinite duration. Any quarantine or suspension of production at any of our facilities will adversely affect our overall operations. In addition, any such outbreak will likely restrict the level of economic activities in the affected areas, which could materially and adversely affect our business and results of operations.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects
      In October 2005, SAFE issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas. The circular states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. Our shareholders have completed the relevant SAFE registration procedures as currently required.
      As it is uncertain how SAFE will interpret or implement its circular, we cannot predict how this circular and other SAFE circulars will affect our business operations or future strategies. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our business and prospects.
Risks Relating to This Offering
The market price of our ADSs may be volatile
      The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	variations in our operating results;

•	announcements of new products or services by us or our competitors;

•	technological breakthrough by us or our competitors;

•	news regarding gain or loss of customers by us or our competitors;

•	news regarding gain or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisition or strategic alliances in our industry;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	operating and stock price performance of comparable companies;

•	potential litigation;

•	general market conditions or other developments affecting us or our industry; and

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control.
      You should note that the stock prices of many companies in the technology sector have experienced wide fluctuations. Such wide market fluctuations may adversely affect the market price of our ADSs.
      In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.
There has been no prior public market for our ADSs or ordinary shares, and you may not be able to sell your ADSs at or above the initial public offering price
      Before this initial public offering, there was no public market for our ADSs or ordinary shares. We cannot assure you that an active public market for our ADSs will develop or that the market price of our ADSs will not decline below their initial public offering price. The initial public offering price of our ADSs will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. You may be unable to resell your ADSs at a price that is attractive to you.

We may not be able to pay any dividends on our ordinary shares and ADSs
      Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits.
      We can give no assurance that we will declare dividends of any amounts, at any rate or at all in the future. Our historical dividend payments are not indicative of the amount of dividends payable in the future and should not be used as a reference or basis to determine the amount of dividends payable in the future. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. You should refer to “Dividend Policy” section in this prospectus for additional information of our current dividend policy and the risk factor entitled “— Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.
Future financing may cause a dilution in your shareholding or place restrictions on our operations
      Although we believe that our cash and other financial resources will be sufficient to meet our planned long-term capital needs, we may be required to raise additional funding to meet our working capital or capital expenditure requirements. If such funding is raised through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of our then existing shareholders. Alternatively, if such funding requirements are met by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our business strategies;

•	require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.
Future sales or issuances of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs
      If our existing shareholders sell substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding options, following this offering, the market price of our ADSs could fall. Such sales by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The 6,250,000 ADSs representing 156,250,000 ordinary shares offered in this offering will be eligible for immediate resale in the public market without restrictions. All remaining 468,750,000 ordinary shares, which are currently held by our existing shareholders, may be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act and applicable lock-up agreements. Furthermore, underwriters may release these securities from the lock-up restrictions at any time. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period or underwriters release the lock-up restrictions, the prevailing market price for our ADSs could be adversely affected. See “Underwriting” and “Shares Eligible for Future Sale” for additional information regarding resale restrictions.
      In addition, we may issue additional ordinary shares for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

You will experience immediate and substantial dilution in the book value of ADSs purchased
      The initial public offering price per ADS is substantially higher than the net tangible book value per ADS prior to the offering. Accordingly, if you purchase our ADSs in this offering, you will incur immediate dilution of approximately US$11.00 in the net tangible book value per ADS from the price you pay for our ADSs, representing the difference between (1) the initial public offering price of US$18.00 per ADS and (2) the pro forma net tangible book value per ADS of US$7.00 at December 31, 2005 after giving effect to this offering. See “Dilution” in this prospectus for additional information.
As an ADS holder, you may exercise your right to vote only through the depositary and, because of our short meeting notice period, you may not have sufficient time to instruct the depositary
      As an ADS holder, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we timely provide information to the depositary to enable it to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares underlying your ADSs. However, you may not know about the meeting enough in advance to withdraw the shares underlying your ADSs. Pursuant to our conditionally adopted articles of association, which will become effective upon the completion of this offering if this offering constitutes a qualified listing or otherwise receives the approval from our preference shareholders pursuant to our existing shareholders agreement, we may convene a shareholders’ meeting upon 10 clear days’ prior notice. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.
You may not receive distributions on ordinary shares or any value for them if it is unlawful or impractical to make them available to you
      Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. Neither we nor the depositary have any obligation to register ADSs, ordinary shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary have any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
You may be subject to limitations on transfer of your ADSs
      Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
The sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted
      If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.
You have significantly less protection under Cayman Islands law than you would under typical corporate and securities laws in the United States
      Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they are under statutes or judicial precedents in existence in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.
      The Cayman Islands courts are unlikely:

•	to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
      There is no statutory recognition in the Cayman Islands of judgments obtained in the United States although the Cayman Islands will generally recognize, as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. You should also read “Description of Share Capital — Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.
You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the U.S.
      We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries established in China. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”
      Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.
      Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law
      Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.
Provisions of our articles of association and Cayman Islands corporate law may impede a takeover or make it more difficult for shareholders to change the direction or management of our company, which could adversely affect the value of our ordinary shares and ADSs and provide shareholders with less input into the management of our company than they might otherwise be able to
      Our articles of association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.
      Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. However, Cayman Islands law does have statutory provisions that provide for the reconstruction of companies, which are commonly referred to in the Cayman Islands as “schemes of arrangement.” The procedural and legal requirements necessary to consummate these transactions are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States. Under Cayman Islands law and practice, a scheme of arrangement in relation to a solvent Cayman Islands company must be approved at a shareholders’ meeting by each class of shareholders, in each case, by a majority of the number of holders of each class of a company’s shares that are present and voting (either in person or by proxy) at such a meeting, which holders must also represent 75% in value of such class issued that are present and voting (either in person or by proxy) at such meeting (excluding the shares owned by the parties to the scheme of arrangement).
      The convening of these meetings and the terms of the arrangement must also be sanctioned by the Grand Court of the Cayman Islands. Although there is no requirement to seek the consent of the creditors of the parties involved in a scheme of arrangement, the Grand Court typically seeks to ensure that the scheme of arrangement does not have a material adverse effect on the creditors’ interests. Furthermore, the Grand Court will only approve a scheme of arrangement if it is satisfied that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the scheme of arrangement is such as a businessman would reasonably approve; and

•	the scheme of arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
      This prospectus contains many statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this prospectus, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this prospectus include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our ability to protect our intellectual property rights;

•	expected growth of and changes in the PRC wireless communication industry and in the demand for wireless coverage products;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to maintain and strengthen our position as a leading provider of wireless coverage products and services in China;

•	our ability to maintain strong relationships with the China Unicom group and/or the China Mobile group;

•	our planned use of proceeds;

•	effect of competition in China on demand for and price of our products and services; and

•	PRC governmental policies regarding the wireless communication industry.
      The forward-looking statements included in this prospectus are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are described under “Risk Factors” and elsewhere in this prospectus and include, among other things:

•	our reliance on business relationships with the China Unicom group and the China Mobile group;

•	risks associated with large accounts receivable, long collection periods and accounts receivable cycles;

•	fierce competition in the wireless communication industry;

•	growth of, and risks inherent in, the wireless communication industry in China;

•	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;

•	our reliance on third parties to carry out the installation of our wireless coverage products;

•	uncertainty as to our ability to continuously develop new RF technology and keep up with changes in RF technology;

•	risks associated with possible defects and errors in our wireless coverage products;

•	uncertainty as to our ability to protect and enforce our intellectual property rights; and

•	uncertainty as to our ability to attract and retain qualified executives and personnel, particularly in our research and development department.

      These risks and uncertainties are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS
      We estimate that our proceeds from this offering, net of underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise of the over-allotment option, will be approximately US$81.2 million, based on the initial offering price of US$18.00 per ADS shown on the front cover of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.
      The principal purposes of our offering are to:

•	create a public market for our ordinary shares (in the form of ADSs) for the benefit of all our shareholders;

•	attract and retain qualified employees with our share options; and

•	raise funds to expand our operations as described below.
      We intend to use our net proceeds from this offering for the following purposes:

•	to invest in our continuing research and development of RF technology and our new products;

•	to expand our production capacity;

•	to expand and strengthen our sales, marketing and distribution network;

•	to construct new research and development and production facilities in Shenzhen High Technology Industrial Park; and

•	any remaining amount to be applied for working capital and other general corporate purposes, including the purchase of raw materials, payment of installation fees, payment of operating expenses and tax payments.
      If the underwriters exercise their over-allotment option, we presently intend to use the additional net proceeds payable to us for working capital and other general corporate purposes. Pending use of any net proceeds, we intend to invest such net proceeds in short-term, interest-bearing deposits with licensed banks or financial institutions. We will not receive any proceeds from the sale of additional ADSs by the selling shareholders when the underwriters exercise their over-allotment option.
      The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering payable to us based upon our present plans and business conditions. However, our management will have significant flexibility and discretion in applying such net proceeds from this offering.

DIVIDEND POLICY
      Shenzhen GrenTech, our wholly owned PRC subsidiary, declared and paid dividends in the amount of RMB 24.8 million for 2001. Our company declared and paid or will pay dividends in the amount of RMB 24.0 million, RMB 30.4 million and RMB 29.7 million (US$3.7 million) to our ordinary shareholders for 2003, 2004 and 2005, respectively, and RMB 2.2 million and RMB 2.1 million (US$0.3 million) to our preference shareholders for 2004 and 2005, respectively. A dividend of RMB 88,310.27 (US$10,942.76) per day in 2006 will accrue to our ordinary shareholders and preference shareholders until the closing of this offering, currently contemplated to occur on April 4, 2006. Neither we nor any of our subsidiaries, direct or indirect, have declared any other dividends.
      We do not intend to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. Our board of directors has complete discretion as to whether we will pay dividends in the future, subject to the approval of our shareholders. Any future dividend declaration will be subject to various factors, including:

•	the level of our cash and retained earnings;

•	our expected financial performance;

•	our projected levels of capital expenditure and other investment plans;

•	the adequacy of our working capital; and

•	the dividend yield of similarly listed companies with similar growth prospects as well as comparable providers of wireless coverage products and services globally.
      In addition, we are a holding company, and our cash flow depends on dividends from our operating subsidiaries in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of net income determined in accordance with PRC accounting standards and regulations. Under PRC law, Shenzhen GrenTech, as a wholly foreign owned enterprise, and Shenzhen Lingxian and Quanzhou Lake Communication Co., Ltd., or Lake Communication, both as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. In addition, Shenzhen Lingxian and Lake Communication, as domestic limited liability companies, were required to transfer between 5% and 10% of their after-tax profit to the statutory public welfare reserve fund. As of January 1, 2006, however, Shenzhen Lingxian and Lake Communication are no longer subject to such public welfare reserve requirement due to the amendment of the PRC Company Law, which became effective on January 1, 2006. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its statutory welfare reserve fund. Lake Microwave, as a sino-foreign joint venture, has discretion in allocating any portion of its after-tax profits to its statutory general reserve fund, enterprise development reserve fund and employee welfare reserve fund. These reserve funds are not distributable as cash dividends. You should read “Risk Factors — Risks Relating to Our Company — Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties” for additional information on our dividend and distribution restrictions.
      The depositary has agreed to distribute to the holders of our ADSs any dividend we declare and pay on our ordinary shares that are evidenced by ADSs to the holders of our ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less its fees and expenses payable under the deposit agreement. The depositary may send to you anything else we distribute on deposited securities by means it considers lawful and reasonably practical. If it cannot make the distribution that way, the depositary may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or hold what we distributed if it cannot be sold. Cash dividends on our ordinary shares will be paid in U.S. dollars. See “Description of American Depositary Shares” in this prospectus.

CAPITALIZATION
      The following table sets forth our cash position as well as our capitalization as of December 31, 2005:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the conversion of our outstanding mandatorily redeemable convertible preference shares into our ordinary shares and (2) the exchange of our outstanding exchangeable bonds for our ordinary shares that will both occur immediately prior to the consummation of this offering; and

•	on a pro forma adjusted basis to further give effect to the issuance and sale of 5,000,000 ADSs (excluding ADSs sold by the selling shareholders) offered hereby at the initial public offering price of US$18.00 per ADS, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.
      You should read this table in conjunction with our audited consolidated financial statements and related notes included in this prospectus, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See also the section of this prospectus entitled “Description of Share Capital” for additional information about our capitalization.

	As of December 31, 2005

	Actual		Pro forma		Pro forma as adjusted

	RMB	US$	RMB	US$	RMB	US$

	(audited)
		(in thousands)
Cash	128,608	15,936	128,608	15,936	783,899	97,135

Long-term debt	167,053	20,700	—	—	—	—
Mandatorily redeemable convertible preference shares	45,441	5,631	—	—	—	—
Ordinary shares, US$0.00002 par value; 2,500,000,000 shares authorized; 466,365,500 shares issued and outstanding (actual); 500,000,000 shares issued and outstanding (pro forma); 625,000,000 shares issued and outstanding (pro forma as adjusted)	77	10	83	11	109	14
Contributed surplus	158,534	19,644	205,065	25,410	860,330	106,606
Statutory reserves	117,092	14,509	117,092	14,509	117,092	14,509
Retained earnings	231,017	28,625	416,103	51,560	416,103	51,560

Total shareholders’ equity	506,720	62,788	738,343	91,490	1,393,634	172,689

Total capitalization	719,214	89,119	738,343	91,490	1,393,634	172,689

      Our actual cash position as of February 28, 2006 was RMB 178.5 million (US$22.1 million). Our cash position on a pro forma basis as of February 28, 2006 after giving additional effect to a dividend of RMB 88,310.27 (US$10,942.76) per day accruing to our ordinary shareholders and preference shareholders until the closing of this offering was RMB 170.3 million (US$21.1 million) assuming a closing date on April 4, 2006 for this offering.

DILUTION
      If you invest in our ADSs, your interest will be diluted to the extent there is a difference between the initial public offering price per ADS and the net tangible book value per ADS after the offering. Our net tangible book value as of December 31, 2005 was approximately RMB 756 million (US$94 million), or RMB 1.51 (US$0.19) per ordinary share and RMB 37.80 (US$4.68) per ADS. Net tangible book value per ordinary share is calculated by dividing our net tangible book value by the number of outstanding ordinary shares. Our net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. The number of ordinary shares used to calculate dilution assumes the conversion of our outstanding convertible preference shares into ordinary shares that will occur immediately prior to the consummation of this offering.
      Without taking into account any other changes in our net tangible book value after December 31, 2005, other than to give effect to (i) the conversion of our outstanding convertible preference shares into ordinary shares that will occur immediately prior to the consummation of this offering, and (ii) the sale by us of the 5,000,000 ADSs (excluding ADSs sold by the selling shareholders) in this offering, at the initial public offering price of US$18.00 per ADS shown on the front cover of this prospectus, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value at December 31, 2005 would have been approximately RMB 1,413.9 million (US$175.2 million), or RMB 2.26 (US$0.28) per outstanding ordinary share, including ordinary shares underlying the ADSs and RMB 56.49 (US$7.00) per ADS. This represents an immediate increase in net tangible book value of RMB 0.73 (US$0.09) per ordinary share or RMB 18.16 (US$2.25) per ADS to our existing shareholders and an immediate dilution in net tangible book value of RMB 3.55 (US$0.44) per ordinary share or RMB 88.77 (US$11.00) per ADS to purchasers of our ADSs in this offering. The following table illustrates this per ordinary share dilution, assuming all ADSs are exchanged for ordinary shares:

Initial public offering price per ordinary share	US$0.72

Pro forma net tangible book value per ordinary share before the offering as of December 31, 2005, assuming conversion of our outstanding convertible preference shares	US$0.19
Increase in net tangible book value per ordinary share attributable to price paid by new investors	US$0.09

Net tangible book value per ordinary share after this offering	US$0.28

Dilution in net tangible book value per ordinary share to new investors in this offering	US$0.44

Dilution in net tangible book value per ADS to new investors in this offering	US$11.00

      The following table summarizes on a pro forma basis the differences as of December 31, 2005 between the shareholders as of December 31, 2005, our most recent fiscal year end, and the new investors with respect to the number of ordinary shares underlying the ADSs purchased from us (excluding any ADSs sold by the selling shareholders), the total consideration paid and the average price per ordinary share and per ADS paid before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

					Average price per
	Ordinary shares				ordinary share	Average price per
	purchased		Total consideration		equivalent	ADS equivalent

	Number	%	US$	%	US$

	(in thousands, except for percentages and per share and per ADS data)
Existing shareholders	500,000	80.0%	24,464	21.4%	0.05	1.22
New investors	125,000	20.0	90,000	78.6	0.72	18.00

Total	625,000	100.0%	114,464	100.0%

      The discussion and the tables above are based on the number of our ordinary shares and preference shares (assumed to convert into our ordinary shares immediately prior to the completion of this offering) outstanding as of December 31, 2005, excluding 62,500,000 ordinary shares reserved as of August 25, 2005 for issuance upon the exercise of options that may be granted in the future subsequent to the completion of this offering pursuant to our share option scheme. We have not granted and do not plan to grant any share option prior to the completion of this offering. To the extent that we grant any share options in the future and any of the outstanding options are exercised, there may be further dilution to new investors.

EXCHANGE RATE INFORMATION
      We conduct almost all of our business operations in and from China in Renminbi. Solely for your convenience, this prospectus contains translations of Renminbi amounts into U.S. dollar amounts at US$1.00 = RMB 8.0702, the noon buying rate for U.S. dollars in effect on December 31, 2005 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollar could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through direct regulation of the conversion of Renminbi into foreign currency as we have disclosed in “Risk Factors — Risks Relating to Business Operations in China — Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies” and “— Fluctuation in the value of Renminbi could adversely affect the value of, and dividends payable on, our shares and ADSs in foreign currency terms.”
      On March 29, 2006, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = RMB 8.0280. The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate

Period	Period end	Average(1)	High	Low

	(RMB per US$1.00)
2001	8.2766	8.2772	8.2786	8.2676
2002	8.2800	8.2772	8.2800	8.2669
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
September	8.0920	—	8.0956	8.0871
October	8.0845	—	8.0924	8.0840
November	8.0804	—	8.0877	8.0796
December	8.0702	—	8.0808	8.0702
2006 (through March 29)	8.0280	8.0434	8.0702	8.0212
January	8.0608	—	8.0702	8.0596
February	8.0415	—	8.0616	8.0415
March (through March 29)	8.0280	—	8.0505	8.0212

Source: Federal Reserve Bank of New York.

(1)	Determined by averaging the noon buying rates on the last business day of each month or the elapsed portion thereof during the relevant period.
     On July 21, 2005, the People’s Bank of China, the PRC central bank, officially revalued Renminbi by reference to a basket of foreign currencies, including the U.S. dollar, and began to allow Renminbi’s value against foreign currencies to float within a daily range.

ENFORCEABILITY OF CIVIL LIABILITIES
      We were incorporated in the Cayman Islands because of the following benefits to us there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	absence of exchange control or currency restrictions; and

•	availability of professional and support services.
      However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of corporate and securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.
      Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.
      We conduct almost all of our current operations in China through Shenzhen GrenTech, our wholly owned PRC subsidiary, and its further subsidiaries in China. All or most of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
      Conyers Dill & Pearman, our counsel as to Cayman Islands law, and GFE Law Office, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
      Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.
      GFE Law Office has advised us that the PRC Civil Procedures Law contains provisions relating to recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between China and such other jurisdiction. At present, there is no such treaty between China and the United States or the Cayman Islands.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
      You should read the following summary consolidated financial information in conjunction with our audited consolidated financial statements and related notes beginning on page F-1 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 41 in this prospectus.
      The following selected consolidated statements of income and balance sheet information for the years ended and as of December 31, 2003, 2004 and 2005 are derived from our audited consolidated statements of income and balance sheets included in this prospectus beginning on page F-1. The following selected consolidated statement of income and balance sheet information for the year ended and as of December 31, 2002 is derived from our audited consolidated statement of income and balance sheet, which are not included in this prospectus. The following selected consolidated statement of income and balance sheet information for the year ended and as of December 31, 2001 is derived from our unaudited consolidated statement of income and balance sheet, which are not included in this prospectus. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,

	2001	2002	2003	2004	2005	2005

	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except for per share and number of shares data)
Consolidated statements of income information
Revenues	100,236	315,810	360,816	566,504	716,270	88,755
Cost of revenues	(34,457)	(127,094)	(141,053)	(241,930)	(328,064)	(40,651)

Gross profit	65,779	188,716	219,763	324,574	388,206	48,104
Operating expenses:
Research and development costs	(4,144)	(7,573)	(12,410)	(16,326)	(30,616)	(3,794)
Sales and distribution expenses	(14,025)	(19,034)	(27,965)	(71,035)	(91,489)	(11,337)
General and administrative expenses	(10,361)	(21,885)	(23,865)	(29,744)	(41,057)	(5,087)

Total operating expenses	(28,530)	(48,492)	(64,240)	(117,105)	(163,162)	(20,218)

Operating income	37,249	140,224	155,523	207,469	225,044	27,886
Other (expense)/income:
Interest income	322	695	3,049	4,006	3,213	398
Interest expense	(1,556)	(3,245)	(6,933)	(39,392)	(36,105)	(4,474)
Investment income		—	176	899	159	20
Foreign currency exchange gain	—	—	—	—	5,584	692
Grant income	450	1,431	7,293	716	16,732	2,073

Total other (expense)/income	(784)	(1,119)	3,585	(33,771)	(10,417)	(1,291)

Income before income tax expense and minority interests	36,465	139,105	159,108	173,698	214,627	26,595
Income tax expense	(362)	(9,703)	(7,841)	(16,020)	(26,097)	(3,233)

Income before minority interests	36,103	129,402	151,267	157,678	188,530	23,362
Minority interests, net of tax	(517)	(826)	(2,419)	(11,117)	(7,086)	(878)

Net income	35,586	128,576	148,848	146,561	181,444	22,484
Dividends, accretion to redemption value and foreign currency rate movements on mandatorily redeemable convertible preference shares	—	—	—	(3,509)	(2,428)	(301)

Net income available to ordinary shareholders	35,586	128,576	148,848	143,052	179,016	22,183

Net income per share available to ordinary shareholders:
Basic	0.07	0.28	0.32	0.31	0.38	0.05
Diluted	0.07	0.28	0.32	0.29	0.36	0.04
Weighted average number of ordinary shares:
Basic	466,365,500	466,365,500	466,365,500	466,365,500	466,365,500	466,365,500
Diluted	466,365,500	466,365,500	466,365,500	500,000,000	500,000,000	500,000,000
Total cash dividend declared to ordinary shareholders	—	24,800	—	54,411	29,653	3,674

							Pro Forma(1)
							as of
	As of December 31,						December 31,

	2001	2002	2003	2004	2005	2005	2005

	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)	(RMB)
	(in thousands)
Consolidated balance sheet information
Cash and cash equivalents	61,772	111,558	181,988	302,932	128,608	15,936	128,608
Accounts receivable, net	16,516	66,768	325,821	248,662	537,321	66,581	537,321
Inventories	95,485	110,539	169,125	296,404	370,136	45,865	370,136
Total current assets	231,262	357,484	776,620	1,014,447	1,172,072	145,235	1,172,072
Property, plant and equipment, net	20,817	27,729	66,602	96,505	120,356	14,914	120,356
Long-term accounts receivable	14,311	121,971	115,654	126,649	162,032	20,077	162,032
Total assets	284,724	525,394	970,983	1,250,539	1,475,469	182,829	1,475,469
Total current liabilities	100,523	235,388	479,209	662,838	738,551	91,516	719,422
Long-term debt	—	—	171,325	171,325	167,053	20,700	—
Total liabilities	100,523	235,388	650,534	834,163	905,604	112,216	719,422
Mandatorily redeemable convertible preference shares	—	—	43,868	45,184	45,441	5,631	—
Total shareholders’ equity	178,850	282,626	260,149	348,790	506,720	62,788	738,343

(1)	The pro forma balance sheet as of December 31, 2005 gives effect to the following: (i) the conversion of 33,634,500 mandatorily redeemable convertible preference shares with a carrying value of RMB 45,441,000 (US$5,631,000) including accrued and undeclared dividends, accretion and the related effect of foreign currency rate movement into 33,634,500 ordinary shares and (ii) the reclassification of the carrying value of the exchangeable bonds in the amount of RMB 167,053,000 (US$20,700,000) and related accrued and unpaid interest in the amount of RMB 19,129,000 (US$2,370,000) to retained earnings pursuant to the elimination of our guarantee due to the conversion of the exchangeable bonds into 131,365,500 ordinary shares held by our ordinary shareholders. No new ordinary shares will be issued due to the conversion of the exchangeable bonds.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and related notes included in this prospectus beginning on page F-1. The audited consolidated financial statements have been prepared in accordance with U.S. GAAP. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties.
Overview
      We are a leading provider of wireless coverage products and services in China. We also believe we are a leading developer of RF technology as a result of our acquisition of Lake Communication in 1999 and Lake Microwave in 2003. These two subsidiaries have together engaged in research and development of RF technology for over 15 years. We provide our wireless coverage products and services to telecommunication operators to enable them to expand the reach of their wireless communication networks to areas with no or weak coverage, such as buildings, highways, railways, tunnels and remote regions. We design a configuration of wireless coverage products tailored specifically to our customers’ requirements. This design process includes selecting specific products from our comprehensive product portfolio, as well as engineering a detailed configuration best suited for our customers’ wireless network coverage needs. Our installation services include initial installation, connection of the products to the customers’ base stations and subsequent testing of the connection. We design, develop and produce three lines of products and services, namely:

•	wireless coverage products and services;

•	RF parts and components; and

•	RF-based wireless access products.
      We derive our revenues primarily from the provision of wireless coverage products and services. Our wireless coverage products include indoor coverage products, outdoor coverage products as well as base station coverage extension products, all of which incorporate RF technology at their core. We also develop and produce a portion of our RF parts and components to be sold to wireless operators, wireless communication equipment manufacturers and other providers of wireless coverage products and services. In 2005, we became a qualified supplier of RF parts and components to two major domestic base station manufacturers, ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd. We are also in discussions with other equipment manufacturers for the supply of our RF parts and components. In addition, we have begun to sell limited quantities of wireless local area network, or W-LAN products, and 5.8 GHz wireless access products to equipment manufacturers and wireless communication carriers.
      We provide most of our wireless coverage products and services to local affiliates of the China Unicom group and the China Mobile group. Since 2004, we also sell a portion of our wireless coverage products and services to personal handy phone system, or PHS, networks of the China Telecom group and the China Netcom group. In recent years, the wireless coverage market in China has benefited from increased capital expenditures by PRC wireless operators. We believe that the market for wireless coverage products and services will continue to grow in China, affording us an opportunity to grow our revenues in the wireless coverage market. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different markets.
      We conduct our business in China through our indirect wholly owned subsidiary, Shenzhen GrenTech, and its majority owned subsidiaries, Shenzhen Lingxian, Lake Communication and Lake Microwave.
Key Factors Affecting Our Results of Operations
      The following are key factors that affect our financial condition and results of operations. They are important to the understanding of our business:
      Expenditures by Wireless Operators on Coverage Improvement Projects. Our business is largely dependent on the demand for our wireless coverage products and services from wireless operators in China.

Accordingly, the amount of wireless network capital expenditures by our customers, especially our two largest customers, the China Unicom group and the China Mobile group, has had and will continue to have a material impact on our revenues.
      Introduction of New Transmission Protocols and New Service Offerings of Telecommunication Operators. The wireless communication industry is characterized by rapid and continual evolution of technology and standards and by decreased selling prices over a product’s life cycle. PRC telecommunication operators, including the China Unicom group, the China Mobile group, the China Telecom group and the China Netcom group, have been making efforts to introduce new transmission protocols into the wireless communication market in China. These new transmission protocols include PHS which is a wireless local access service, and 3G standards, such as WCDMA, CDMA2000 and TD-SCDMA. Developments in 3G standards present new market opportunities to existing providers of wireless coverage products and RF products with capability to develop products compatible with the 3G standards, such as us. We expect the pricing for our 3G products to be higher than our current 2G products. At the same time, however, the introduction of the 3G standards will also attract new competitors to enter into the wireless coverage market due to expected higher pricing. While some of the existing small players in the wireless coverage market may lose their market share as a result of the introduction of the 3G standards in China, new entrants equipped with competent technology will be able to join and compete in the market. The pricing of our products has, to date, been affected, although not materially affected, by the delay of the introduction of the 3G standards.
      While we expect the introduction of our 3G products will significantly increase our revenues earning capability, our overall costs in introducing our new products to the markets will also increase, especially our research and development costs and our sales and marketing costs. In anticipation of the issuance by the PRC government of the 3G licenses in 2006, we invested RMB 4.4 million and RMB 11.1 million (US$1.4 million) for 3G products, or approximately 16.6% and 21.5% of our total investments in research and development in 2004 and 2005, respectively. We had also incurred sales and marketing costs of approximately RMB 2.6 million (US$0.3 million) for our 3G products in 2005, or approximately 2.9% of our sales and marketing expenses in 2005. If the PRC government fails to issue, or further delays its issuance of, the 3G licenses beyond 2006, we will not be able to realize our return on our investments in our 3G endeavors in time or at all. Protracted delays in the 3G license issuances will force our customers to focus on improving their current wireless coverage systems, which are subject to a diminishing profit margin. Our plan for coping with further delays by the PRC government in its issuance of 3G licenses is to limit our investments in research and development of 3G products, currently at substantially the same level as in 2005. This plan represents our current judgment and endeavor to balance between our need to minimize the potential negative impact of prolonged delays in 3G deployment and our need to stay ready to deploy our 3G products as soon as the PRC government issues 3G licenses.
      Highly Competitive Market. We operate in a highly competitive and fragmented market. According to the CCID Report, there were over 150 providers of wireless coverage products and services in China as of April 2005. The top three players, including us, accounted in aggregate for approximately 32.5% of the total market share in 2004. We expect competition to intensify as new competitors enter our markets. In our industry, most of the contracts are awarded through a bidding process and customers tend to be very price-sensitive. Accordingly, the pricing decisions of our competitors directly impact our ability to secure contracts to grow our business.
      Our Business Practice with Wireless Operators and Its Implication on Our Financial Condition and Results of Operations. We generally begin working on a wireless coverage project upon winning a bid but before signing a formal contract. Our customers are not required to pay for our products and installation services until after the signing of the formal contract, which typically takes place when we complete the initial installation of the wireless coverage products and our customer issues a completion certificate. Furthermore, our contracts with wireless operators generally provide a fixed price and permit them to pay the purchase price in installments upon the occurrence of various payment events, such as the signing of the contract, issuance of the preliminary and final inspection certificates and expiration of the warranty period. Our arrangements with our wireless operator customers are consistent with industry practices in China. As a result of these practices, an understanding of our revenue recognition policy and accounts receivable cycle is critical to the understanding of our results of operations.

      Revenue Recognition Policy and Accounts Receivable Cycle. We derive revenues principally from the provision and sale of wireless coverage products and services and, to a lesser extent, from the sale of RF parts and components and RF-based wireless access products. We recognize revenues when:

•	the risk and rewards are transferred;

•	delivery has occurred;

•	persuasive evidence of an arrangement exists;

•	price to the buyer is fixed and determinable;

•	collectibility is reasonably assured; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to the product sale.
      Our wireless coverage product and service contracts each involve multiple service elements, consisting of delivery of wireless coverage products and installation services. We also provide warranty services on our products. As a result, we allocate revenues to each element based on the relative fair values of the individual elements, such as the sale price for the element when it is regularly sold on a stand-alone basis or third-party price for similar element. We recognize revenues attributable to the delivery of the wireless coverage products when:

•	our customer has executed and signed a sales and purchase contract;

•	our customer has issued a completion certificate to indicate its acceptance of our products;

•	we have delivered and completed the initial installation of the wireless coverage products at our customer’s premises;

•	we have an enforceable legal right to receive the amount attributable to the delivered products and such right is not contingent upon our customer’s issuances of the preliminary and final acceptance of the installation service; and

•	the risk and reward of ownership and title of the delivered products have been transferred to our customer.
      Revenues attributable to the installation service element of our wireless coverage product and service contracts is initially deferred and we recognize them only when:

•	we have rendered the services;

•	our customer has issued a preliminary inspection certificate to indicate its preliminary acceptance of the installation services we have provided;

•	we have an enforceable legal right to receive the amount attributable to the installation service element of the contract and such right is not contingent upon the issuance by our customers of the final inspection certificate of the installation service; and

•	our remaining obligation relating to our customer’s final inspection and acceptance of the installation services is considered inconsequential or perfunctory.
      Under the payment terms of our contracts and as a customary industry practice in China, we allow our customers to pay the contract amount in installments upon the occurrence of certain events, such as the signing of the sale and purchase contract and the issuance of the completion certificate, the issuance of the preliminary inspection certificate, the issuance of the final inspection certificate, and the expiration of the warranty period. The installment terms of our contracts range from six months to three years. On a weighted average basis, under our contracts, we receive approximately 42% of the contract value upon the signing of the contract and the issuance of the completion certificate, approximately 38% upon the issuance of the preliminary inspection certificate, approximately 17% upon the issuance of the final inspection certificate and approximately 3% upon the expiration of the warranty period. To the extent revenue recognized under a contract is not yet paid, we record it as an account receivable. We record the portion of the amounts due under our contract payment terms in excess of the revenue recognized as deferred income, which is included in other payables. We classify amounts due under our contracts beyond one year as long term accounts receivable and we discount them at the prevailing interest rate as published by the People’s Bank of China, the PRC central bank. We have not experienced any material credit losses on our wireless coverage product and service contracts. We make provisions for estimated settlement discounts we may provide to our customers and record them as a reduction in revenues in the same period when we recognize such revenues. We base our provisioning for estimated settlement discounts on our best estimate of the amount of discounts we may provide to customers as an incentive to them to promptly settle the contract amounts in light of historical settlement experience. In addition, we will review our settlement discounts periodically to ascertain that these settlement discounts are sufficient but not excessive.
      In 2003 and 2004, our settlement discounts amounted to RMB 10.0 million and RMB 1.4 million, respectively. In 2005, settlement discounts of RMB 6.8 million (US$0.9 million) were written back. Our allowance for settlement discounts in 2004 and 2005 decreased substantially from their levels in prior periods as we granted less settlement discounts. We sold an aggregate of RMB 375.2 million of our accounts receivable to banks in 2004 and RMB 180.1 million (US$22.3 million) in 2005. Our sale of accounts receivable was limited-recourse in nature. As consideration for the sale, we receive 100% of the sale proceeds, net of bank fees. We must, however, keep at the bank a time deposit as a pledge in the amount of 20% of the aggregate accounts receivable we sold to the bank that remain unsettled by our customers at all times. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for additional information on our accounts receivable position and our receivable selling arrangements. See “— Revenues — Provision of Wireless Coverage Products and Services” for additional discussions on our policy of recognizing wireless coverage products and services revenues. The gap of time between our recognition of revenues and the occurrence of various payment events has created a long accounts receivable cycle. The time difference between payment events typically ranges from six months to three years. In addition, our accounts receivable cycle can be further lengthened if our customers do not promptly make installment payments upon the occurrence of the related payment events.
      We recognize revenues from the sale of stand-alone RF parts and components and RF-based wireless access products when the risk and reward of ownership and title of these parts and components and products have been transferred to our customers, which typically coincides with delivery and acceptance of these parts and components and products by our customers.
      Liquidity Concern Arising out of Our Accounts Receivable Cycle and Revenue Cycle. Our contract practice described above has resulted in a significant working capital demand for the operation of our business. This includes, among other things, a substantial build-up of inventories, in particular, finished goods, and long accounts receivable cycle. Our revenue cycle also impacts our liquidity needs. While we tend to recognize more revenues in the second and fourth quarters of a year, we collect most of them during the fourth quarter of the year. In 2003, 2004 and 2005, our collections in the fourth quarter constituted 45.0%, 54.5% and 53.0% of our total collections during the respective years. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of a year and typically deliver and install much more during the third and fourth quarters. As a result of this revenue cycle and our long accounts receivable cycle, we tend to have more working capital toward the end of the year and the first part of the subsequent year and tend to have less working capital during the middle part of the year, especially the third quarter. Our ability to rely on cash generated from our operations to finance our working capital and other needs of our operations is therefore substantially limited. Accordingly, we are highly dependent on bank financing and receivable selling to fund our working capital requirements and to support our liquidity. Historically, we have principally relied on short-term bank loans to finance our working capital needs. As of December 31, 2003, 2004 and 2005, we had an aggregate of RMB 239.9 million, RMB 164.9 million and RMB 160.6 million (US$19.9 million), respectively, of short-term bank loans outstanding. In 2004, we began to sell our accounts receivable to banks. In 2004, we sold approximately RMB 375.2 million of our accounts receivable to banks, which comprised 66.2% of our revenues in that year. In 2005, we sold approximately RMB 180.1 million (US$22.3 million) of our accounts receivable to banks, which comprised 25.1% of our revenues in that year. As of December 31, 2005, we had an aggregate of RMB 275.0 million (US$34.1 million) in short-term bank loan and bills payable facilities, of which RMB 160.6 million (US$19.9 million) in bank loans had been drawn, RMB 29.1 million (US$3.6 million) in bills payable had been utilized and RMB 85.3 million (US$10.6 million)

remained committed but not yet drawn or utilized. In addition, as of the same date, we had accounts receivable selling arrangements in the aggregate of RMB 400.0 million (US$49.6 million), of which RMB 228.2 million (US$28.3 million) had been drawn and RMB 171.8 million (US$21.3 million) remained committed but not yet utilized. We expect to continue to rely on bank loans, including bills payable, and receivable sellings to finance our working capital needs as we grow our business. See “— Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” for a discussion on our accounts receivable position and our bank borrowing and receivable selling arrangements.
      Significant Quarterly Fluctuations of Our Results of Operations. We have historically generated substantially less revenues in the first and third quarters of a year. Our customers usually perform completion inspections, issue completion certificates and sign sale and purchase contracts with us for the vast majority of our projects in the last two weeks of June and December each year. This is because our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment, and their work is performed in accordance with their internal annual and semi-annual project management processes. As a result, our customers prefer performing completion inspections and signing contracts for all installed projects at the same time. Our principal customers are publicly traded companies and their project management process is also influenced by their semi-annual reporting obligations. As a result, our revenues in the first quarter are much less than the second quarter, and our revenues in the third quarter are much less than the fourth quarter. We have therefore historically had net losses in the first and third quarters due to the increased cost of performing our ongoing wireless coverage contracts as a result of the growth in volume of contracts and our operating expenses remaining steady, while our revenues fluctuated. In 2003, 1.7%, 10.9%, 10.8% and 76.6% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we had net losses of RMB 6.8 million in the first quarter. In 2004, 1.5%, 41.1%, 8.3% and 49.1% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we had net losses of RMB 20.7 million and RMB 7.7 million in the first and third quarters, respectively. In 2005, 1.2%, 24.3%, 21.8% and 52.7% of our annual revenues were generated in the first, second, third and fourth quarters, respectively, and we had net losses of RMB 32.3 million (US$ 4.0 million) in the first quarter. We had more recognized revenue in the second quarter of 2004 as compared to the second quarters of 2003 and 2005 because the China Unicom group launched a major investment program during the six months ended June 30, 2004 to provide enhanced coverage in major cities in celebration of its tenth anniversary. As the volume of our contracts grows, we expect to continue to generate losses, particularly in the first quarter when revenue levels have been historically low. You should read “Risk Factors — Risks Relating to Our Company — We historically recognized significantly lower revenues in the first and third quarters, which sometimes resulted in net losses, particularly in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses” for additional disclosure.

      The following table sets forth our unaudited consolidated statements of income data for each of the 10 quarters ended December 31, 2005:

	Three months ended

	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2003	2003	2004	2004	2004	2004	2005	2005	2005	2005

	(in thousands of RMB)
Revenues	38,759	276,350	8,624	233,089	46,814	277,977	8,272	173,888	156,042	378,068
Cost of revenues	(15,605)	(104,139)	(4,144)	(95,693)	(19,850)	(122,243)	(3,871)	(73,807)	(75,915)	(174,471)

Gross profit	23,154	172,211	4,480	137,396	26,964	155,734	4,401	100,081	80,127	203,597

Operating expenses:
Research and development costs	(3,584)	(4,306)	(4,325)	(3,468)	(3,842)	(4,691)	(5,820)	(6,935)	(7,455)	(10,406)
Sales and distribution expenses	(7,465)	(10,573)	(13,003)	(16,324)	(18,594)	(23,114)	(19,566)	(23,078)	(25,980)	(22,865)
General and administrative expenses	(5,805)	(6,670)	(6,847)	(7,397)	(7,920)	(7,580)	(9,846)	(9,015)	(10,407)	(11,789)

Total operating expenses	(16,854)	(21,549)	(24,175)	(27,189)	(30,356)	(35,385)	(35,232)	(39,028)	(43,842)	(45,060)

Operating income/(loss)	6,300	150,662	(19,695)	110,207	(3,392)	120,349	(30,831)	61,053	36,285	158,537
Other (expense)/income
Interest income	281	2,282	463	1,008	924	1,611	583	1,127	371	1,132
Interest expense	(2,294)	(2,367)	(6,300)	(13,016)	(7,029)	(13,047)	(5,438)	(11,253)	(10,104)	(9,310)
Investment income	13	2	5	894	—	—	—	159	—	—
Foreign currency exchange gain	—	—	—	—	—	—	—	—	—	5,584
Grant income	—	4,293	150	—	100	466	—	100	250	16,382

Total other (expense)/income	(2,000)	4,210	(5,682)	(11,114)	(6,005)	(10,970)	(4,855)	(9,867)	(9,483)	13,788

Income/(loss) before income tax benefit/(expense) and minority interests	4,300	154,872	(25,377)	99,093	(9,397)	109,379	(35,686)	51,186	26,802	172,325
Income tax (expense)/benefit	(212)	(7,632)	4,188	(3,629)	1,551	(18,130)	2,728	(7,449)	(7,093)	(14,283)

Income/(loss) before minority interests	4,088	147,240	(21,189)	95,464	(7,846)	91,249	(32,958)	43,737	19,709	158,042
Minority interests, net of tax	163	(4,411)	447	(5,379)	127	(6,312)	655	(3,276)	(1,443)	(3,022)

Net Income/(loss)	4,251	142,829	(20,742)	90,085	(7,719)	84,937	(32,303)	40,461	18,266	155,020

Dividends, accretion to redemption value and of foreign currency rate movements on mandatorily redeemable convertible preference shares	—	—	(877)	(878)	(877)	(877)	(904)	(903)	166	(787)

Net Income/(loss) available to ordinary shareholders	4,251	142,829	(21,619)	89,207	(8,596)	84,060	(33,207)	39,558	18,432	154,233

      We anticipate that we will continue to experience significant fluctuations in revenues, cost of revenues and other results of operations from quarter to quarter during any year if our wireless communication operator customers continue their current contract practice in the future. This quarterly fluctuation of revenues and operating results has affected and is likely to continue to affect our cash flow and working capital positions.
Revenues
      We derive our revenues from the provision of wireless coverage products and services and, to a lesser extent, the sale of RF parts and components and RF-based wireless access products. We expect that our revenues attributable to our RF parts and components will increase in the future as we continue to launch new products and modules and as we expect the market demand for our parts and components to continue to grow.

      The following table sets forth our revenue contribution by revenue source and as a percentage of our revenues for the periods indicated:

	Year ended December 31,

	2003		2004		2005

	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Wireless coverage solutions
Sale of wireless coverage products	330.6	91.6%	503.9	88.9%	614.5	76.1	85.8%
Installation services	22.1	6.1	30.1	5.3	69.3	8.6	9.7
RF parts and components	5.9	1.6	32.9	5.8	22.0	2.7	3.1
RF-based wireless access products	12.2	3.4	1.0	0.2	3.7	0.5	0.5
(Provision)/write back for settlement discounts	(10.0)	(2.7)	(1.4)	(0.2)	6.8	0.9	0.9

Total	360.8	100.0%	566.5	100.0%	716.3	88.8	100.0%

      Provision of Wireless Coverage Products and Services. The provision of wireless coverage products and services has historically been the single largest contributor to our revenues, and we expect this trend to continue in the near future. Our wireless coverage products and services contracts each involve multiple service elements, consisting of delivery of wireless coverage products and installation services. Our wireless coverage products include repeaters, trunk amplifiers, base station amplifiers and tower amplifiers, all of which we develop and manufacture in-house. Our wireless coverage products also include various accessories such as electronic cables and antennas for installation. These accessories are purchased from third-party vendors. In 2003, 2004 and 2005, accessories included as a part of our product sales accounted for approximately 29.6%, 29.8% and 26.4% of our revenues, respectively.
      We provide most of our wireless coverage products and services to two major customer groups, the China Unicom group and the China Mobile group. Since 2004, we also provide wireless coverage products and services to PHS networks of the China Telecom group and the China Netcom group. Despite our efforts to diversify our customer base, we do not expect a significant decrease in our reliance on the China Unicom group and the China Mobile group for our revenues in the future. Neither do we believe, however, that telecommunication operators in China will significantly reduce their investments in wireless coverage products and services in the near future under normal circumstances. The much reported potential restructurings of the PRC telecommunication industry, however, could materially disrupt or slow down investment plans of the operators subject to such restructurings.
      The following table sets forth revenues from our customers and their respective percentages of our revenues for the periods indicated:

	Year ended December 31,

	2003		2004		2005

	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
China Unicom group	246.4	68.3%	345.8	61.0%	322.9	40.0	45.1%
China Mobile group	96.6	26.8	157.3	27.8	241.6	30.0	33.8
China Telecom group	—	—	19.3	3.4	69.5	8.6	9.7
China Netcom group	—	—	8.2	1.5	36.8	4.6	5.1
Others	17.8	4.9	35.9	6.3	45.5	5.6	6.3

Total	360.8	100.0%	566.5	100.0%	716.3	88.8	100.0%

      Sale of RF Parts and Components. Our RF parts and components include passive and active modules, such as filters, duplexers, couplers, multi-frequency splitters and combiners, high-linear RF power amplifiers, high-stability vibrators and others. We consume a substantial portion of our RF parts and components internally for incorporation into our wireless coverage products. In 2003, we began selling a portion of our RF parts and components to third-party customers, such as wireless operators, telecommunication equipment manufacturers and other providers of wireless coverage products and services. In 2005, we became a qualified supplier of RF parts and components to two major PRC base station manufacturers, ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd. In February 2006, we won our first bid from a division of Siemens

Aktiengesellschaft and from ZTE Corporation to supply specified RF parts and components to them. We have yet to sign a formal contract with either of them. Our sales of RF parts and components amounted to RMB 5.9 million, RMB 32.9 million and RMB 22.0 million (US$2.7 million) in 2003, 2004 and 2005, respectively. We recognize revenues from the sale of RF parts and components at the time of transfer of the risks and rewards of ownership of these products, which coincides with our delivery of the products and transfer of title.
      Sale of RF-based Wireless Access Products. As a result of our effort and commitment to diversify our product range and to develop new products, we began to sell RF-based wireless access products in 2002. Our principal wireless access products include W-LAN products and 5.8 GHz wireless access products. We also produced a small quantity of products used by satellites in 2003, which we ceased producing in 2004. Our customers for RF-based wireless access products are primarily wireless communication operators. Total sales of RF-based wireless access products amounted to RMB 12.2 million, RMB 1.0 million and RMB 3.7 million (US$0.5 million) in 2003, 2004 and 2005, respectively. We recognize revenues from the sale of RF-based wireless access products at the time of transfer of the risks and rewards of ownership of these products, which coincides with our delivery of the products and transfer of title.
Cost of Revenues
      Our cost of revenues consists of our cost of hardware and cost of related services. Our cost of revenues increased from RMB 141.1 million in 2003 to RMB 241.9 million in 2004 and RMB 328.1 million (US$40.7 million) in 2005. Our cost of revenues as a percentage of revenues was 39.1%, 42.7% and 45.8% in 2003, 2004 and 2005, respectively. Although we expect unit production cost to decrease in the future, we expect our cost of revenues as a percentage of revenues to increase in the near future primarily because we expect that the unit pricing of our products will decrease as a result of intense market competition and a downward pricing trend over the life of our maturing products.
      The following table sets forth our cost of revenues contribution by category and as a percentage of total cost of revenues for the periods indicated:

	Year ended December 31,

	2003		2004		2005

	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Cost of hardware	129.6	91.8%	220.4	91.1%	277.3	34.4	84.5%
Cost of services	11.5	8.2	21.5	8.9	50.8	6.3	15.5

Total	141.1	100.0%	241.9	100.0%	328.1	40.7	100.0%

      Cost of Hardware. Cost of hardware includes our direct cost in manufacturing our wireless coverage products, RF parts and components and RF-based wireless access products, depreciation and amortization, purchase costs of raw materials and outsourced ancillary products from suppliers and manufacturers, as well as overhead such as compensation, bonuses and travel expenses of our own engineers and technicians engaged in the production process of our wireless products. Our cost of hardware also includes allowance for warranties. We accrue estimated warranty costs that we expect to incur during the warranty periods when we are required to provide free repair and replacement for defectively installed products. Our warranties generally extend for a period of 12 months to three years. We determine our allowance for warranties primarily based on historical trends of warranty costs adjusted for specific conditions that may arise under each contract and the number of contracts under warranty at each financial year-end. Our allowance for warranties charged to expense in 2003, 2004 and 2005 amounted to 1.8%, 1.4% and 1.3% of our revenues, respectively. Our actual warranty expenditures in 2003, 2004 and 2005 were RMB 3.5 million, RMB 5.7 million and RMB 9.5 million (US$1.2 million), respectively.
      Cost of Services. Our cost of services primarily includes costs that we incur to hire third parties to install our wireless coverage products.

Operating Expenses
      Our operating expenses consist of research and development costs, sales and distribution expenses and general and administrative expenses. In anticipation of our increased selling efforts, our increased research and development during the next few years for our current and 3G-related products and services and our additional requirements as a public reporting issuer in the United States, we expect our operating expenses to increase, but we cannot accurately quantify these increases at this time. The following table sets forth our operating expenses contribution by category and as a percentage of our total operating expenses for the periods indicated:

	Year ended December 31,

	2003		2004		2005

	RMB	%	RMB	%	RMB	US$	%
	(in millions, except for percentages)
Research and development costs	12.4	19.3%	16.3	13.9%	30.6	3.8	18.8%
Sales and distribution expenses	28.0	43.6	71.0	60.6	91.5	11.3	56.1
General and administrative expenses	23.8	37.1	29.8	25.5	41.1	5.1	25.1

Total operating expenses	64.2	100.0%	117.1	100.0%	163.2	20.2	100.0%

      Research and Development Costs. These include the remuneration of our research and development staff, depreciation and maintenance expenses for research and development equipment, raw material costs and rental costs for premises used for our research and development activities. Our research and development costs are expensed as incurred. We incur research and development costs primarily in connection with the development of wireless coverage products, including 3G-related products, RF parts and components and technology, and wireless access products. Our research and development costs accounted for 3.4%, 2.9% and 4.3% of our revenues in 2003, 2004 and 2005, respectively. We expect our research and development costs to increase as a percentage of revenues in the near future as we plan to hire additional research and development staff and purchase additional equipment primarily to develop RF technology and new products.
      Sales and Distribution Expenses. These include marketing and promotion expenses, remuneration and expenses of our sales staff, the operational expenses of our marketing offices and a portion of our freight costs. Our sales and distribution expenses accounted for 7.8%, 12.5% and 12.8% of our revenues in 2003, 2004 and 2005, respectively. We expect our sales and distribution expenses as a percentage of our revenues to increase in the near future because we intend to develop and expand our 3G and other new product markets and to extend our market reach overseas. Our current sales and marketing plans continue to focus on the PRC wireless operators, including PRC fixed-line operators that are expected to receive wireless operation licenses, especially those expected to use our 3G wireless coverage product offerings. We are also expending a portion of our marketing resources, including hiring of additional marketing staff, to increase our sales of RF parts and components to telecommunication equipment manufacturers. We intend to carefully evaluate the cost and benefit associated with any of our overseas market expansion activities and do not currently expect any material increases in our sales and distribution expenses as a result of our overseas expansion plan.
      General and Administrative Expenses. This expense category includes the remuneration of administrative staff, daily operational expenses, depreciation of fixed assets and allowance for accounts receivable. Our general and administrative expenses accounted for 6.6%, 5.2% and 5.7% of our revenues in 2003, 2004 and 2005, respectively. We make allowance for accounts receivable to the extent that we consider the collection of such accounts receivable to be doubtful. Our accumulated allowance for doubtful accounts as of December 31, 2003, 2004 and 2005 accounted for 0.4%, 0.6% and 0.6%, respectively, of our gross accounts receivable. We expect our general and administrative expenses to increase moderately as a percentage of our revenues in the near future as we hire additional personnel and incur additional costs in connection with the expansion of our business. We intend to carefully evaluate the cost and benefit associated with any of our overseas expansion activities and do not currently expect any material increases in our general and administrative expenses as a result of our overseas expansion plan. Furthermore, as a public reporting issuer in the United States, we expect to incur increased costs on our internal control procedures in order to comply with requirements of the Sarbanes-Oxley Act beginning in

2006. We cannot, however, accurately quantify at this time the amount of cost we expect to incur in order to comply with the requirements of the Sarbanes-Oxley Act.
Interest Expense
      Our interest expense primarily consists of (1) interest that we incur in bank borrowings, (2) fees and discount charges incurred in connection with the sale of our accounts receivable, (3) finance charges we incur on bills financing and (4) interest payable under the exchangeable bonds issued by several of our ordinary shareholders to our preference shareholders with us as the guarantor of such bonds. We expect to incur less interest expense after this offering because we plan to use a portion of our net proceeds of this offering to fund our working capital needs. In addition, we will no longer be required to accrue interest expense with respect to the exchangeable bonds as those bonds will be exchanged into existing ordinary shares held by our ordinary shareholders upon the completion of this offering. Our bills financing include bills payable issued by us and acceptance drafts issued by our financing banks in favor of our vendors and suppliers as payments for goods and services we purchase from them, and bills receivable discount facilities. Our bills payable allow our vendors and suppliers to receive payments in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount outstanding under each bill payable to the bank on or prior to the stipulated presentation date. The aggregate amount of bills payable that may be outstanding to our credit from time to time is subject to the total line of credit established in our credit facility agreements with our banks. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China.
      The table below sets forth the components of our interest expense for the periods indicated:

	Year ended December 31,

	2003	2004	2005	2005

	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Bank loan interest	3,315	5,534	9,290	1,151
Receivable discounting fee	—	14,966	11,076	1,372
Financial charges on bills financing	3,396	4,590	1,043	129
Interest on exchangeable bonds(1)	—	13,706	14,117	1,749
Others(2)	222	596	579	73

Total	6,933	39,392	36,105	4,474

(1)	In 2003, several of our ordinary shareholders, including Guoren Industrial, HXY Investments and Drag Investments, issued an aggregate of US$20.7 million of 5% exchangeable bonds to our preference shareholders, Actis China, Standard Chartered Private Equity and JAFCO, which bonds are exchangeable into our ordinary shares held by these ordinary shareholders. These exchangeable bonds are redeemable at an amount equal to their principal amount plus 8% interest. Because we guarantee the bonds, we have accounted for the interest payment obligation on the exchangeable bonds as our obligation.

(2)	Others include bank fees and losses in currency exchanges.
Income Tax Expense
      In general, our subsidiaries established in the Shenzhen Special Economic Zone are subject to an income tax rate of 15% while our subsidiaries established in other areas of China are subject to an income tax rate of 27% or 33%. Shenzhen GrenTech, our principal operating subsidiary, is exempted from the PRC income tax for two years starting from its first profit-making year after offsetting available tax losses carried forward from prior years. After the two years of tax exemption, it will receive a 50% reduction of its regular income tax liabilities in the three years thereafter.
      The Shenzhen tax authorities initially determined the year 2000 to be the first profitable fiscal year of Shenzhen GrenTech. Accordingly, Shenzhen GrenTech was exempted from income tax in 2000 and 2001 and applied an income tax of 7.5% in 2002. Subsequent to the initial determination, the Shenzhen tax authorities revised their initial determination and concluded that the first profit-making year of Shenzhen GrenTech should have been 2001. As a result, in 2004 the Shenzhen tax authorities approved and refunded income tax of RMB 12.8 million that Shenzhen GrenTech paid for fiscal year 2002.
Minority Interests, Net of Tax
      Minority interests, net of tax, represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. These subsidiaries include Shenzhen Lingxian, Lake Communication and Lake Microwave.
Critical Accounting Policies
      We prepare financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities, to disclose contingent assets and liabilities on the date of the financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application assists management in making their business decisions.
      Revenue Recognition. We derive revenues from the provision of wireless coverage products and installation services, and, to a lesser extent, the sale of RF parts and components and RF-based wireless access products. We recognize revenues when we consider the following criteria met:

•	the risk and rewards are transferred;

•	delivery has occurred;

•	persuasive evidence of an arrangement exists;

•	price to the buyer is fixed and determinable;

•	collectibility is reasonably assured; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to the product sale.
      Our sale of wireless coverage products is accounted for as a unit of accounting that is separate from our provision of installation services. Our installation services include initial installation, connection of the products to the customers’ base stations and subsequent testing of the connection. We recognize revenues from provision of installation services when we have rendered the services in full and received the preliminary inspection certificate. We generally use our contracts to determine the existence of an arrangement. We regard our products to be rendered and accepted upon issuance of the completion certificate, and regard our installation services to be delivered and accepted upon issuance of the preliminary inspection certificate. Our sale and purchase contracts are generally fixed-fee arrangements although they permit our customers to settle the contract sum in installments upon occurrence of various payment events. We assess collectibility based primarily on the creditworthiness of the customer as determined by our credit checks and analysis as well as by the customer’s payment history.
      A wireless coverage product and service contract involves multiple service elements consisting of delivery of wireless coverage products and the provision of installation services. We allocate the entire fee from the arrangement to each element based on objectively determined fair value, such as sale price for the component when it is regularly sold on a stand-alone basis or third-party price for similar component. In addition, our sale and purchase contracts for wireless coverage products and services typically contain separate pricing for our products and our installation services. Changes in the elements of an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of our revenue recognition.

      When we recognize our revenues from the provision of wireless coverage products and services, we also deduct an estimated settlement discount that we may give to our customers in the future. The settlement discount is based on our past billing and collection experience with our customers and our negotiation with customers. We determine such discount separately on a contract by contract basis. If actual settlement discounts made differ from our estimates, an additional provision or write back is made upon settlement.
      In 2003 and 2004, our settlement discounts amounted to RMB 10.0 million and RMB 1.4 million, respectively. In 2005, however, we wrote back RMB 6.8 million (US$0.8 million) due to settlement discounts we actually made being lower than the amount we previously estimated.
      Allowance for Doubtful Accounts. Our wireless coverage customers pay by installments, creating long accounts receivable cycles. We provide for an allowance for doubtful accounts based on our best estimate of the amount of losses that could result from the inability or intention of our existing customers not to make the required payments. We generally review the allowance by taking into account factors such as historical experience, age of the accounts receivable balances and economic conditions. We have not written off any bad debts since our inception in 1999 largely due to the strong credits of our wireless operator customers as well as our close monitoring and management of our accounts receivable.
      Inventories. Our inventories comprise raw materials, work in progress and finished goods. We state our inventories at the lower of cost or market value. We determine the cost of our inventories by using the weighted average cost method. Cost of work in progress and finished goods consists of direct materials, direct production cost and a proportional allocation of our production overhead. We determine the net realizable value of our inventories on the basis of anticipated sales proceeds less estimated selling expenses. At each balance sheet date, we identify inventories that are worth less than cost and write them down to their net realizable value and the difference is charged to our cost of revenues of that year. The amounts of write-down of inventories to net realizable value as of December 31, 2003 and 2005 were RMB 2.3 million and RMB 0.5 million (US$0.1 million), respectively. These write-downs related to RF parts and components in our inventory. We did not make any inventory write-downs in 2004.
      Finished goods make up the majority of our inventories. Our high level of finished goods is primarily the result of the way we recognize our revenues from our provision of wireless coverage products and services. Our revenue recognition policy requires us to expense our finished goods in inventory at the point when the sale of products has been recognized as revenue. As a result, a considerable portion of our finished goods represents products that were delivered to our customers’ sites pending initial installation or that were installed pending the issuance of completion certificates and the signing of the sale and purchase contracts. These finished goods amounted to RMB 62.9 million, RMB 156.8 million and RMB 186.7 million (US$23.1 million) as of December 31, 2003, 2004 and 2005, respectively. Also included in finished goods are deferred installation costs related to wireless coverage products delivered and installed for which the related preliminary inspection certificates have not been issued at the respective year-end dates. We deliver our finished goods to our customers’ sites in accordance with the bids we won and the project designs approved by our customers. You should read “Business — Our Wireless Coverage Products and Services — Our Sales Cycle — Contract Signing” for additional information and analysis on our bidding and contracting practice. In addition, we control our installation costs by entering into fixed-price contracts with our installation contractors for wireless coverage products.
      Allowance for Warranties. We account for estimated warranty cost as part of our cost of revenues at the time we recognize related revenues. We accrue estimated warranty costs that we may incur during the warranty periods when we are required to provide free repair and replacement for defectively installed products. Our warranties generally extend for a period of 12 months to three years. We determine our allowance for warranties primarily based on historical trends of warranty costs adjusted for specific conditions that may arise under each contract and the number of contracts under warranty at each financial year-end. Although we believe that the level of our allowance for warranties is appropriate, actual claims incurred in the future could differ from our estimates.
      Valuation of Long-lived Assets. We review periodically the carrying amounts of long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, to assess whether they are impaired. We test these assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. When such a decline has occurred, we adjust the carrying amount to the estimated fair value. We measure the recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance in the remaining life can be recovered through undiscounted future cash flows. In determining estimates of future cash flows, significant judgment in terms of projection of future cash flows and assumptions is required. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by discounting forecasted operating cash flow or market value if readily determinable. Changes in estimates could have a major impact on the assessment of the value of our assets and could require us to book additional impairments.
Results of Operations
      The following discussion of our results of operations as a percentage of our revenues for the periods indicated is based upon our audited consolidated financial statements beginning on page F-1 in this prospectus.

	Year ended December 31,

	2003	2004	2005

Revenues	100.0%	100.0%	100.0%
Cost of revenues	(39.1)	(42.7)	(45.8)

Gross profit	60.9	57.3	54.2
Operating expenses:
Research and development costs	(3.4)	(2.9)	(4.3)
Sales and distribution expenses	(7.8)	(12.5)	(12.8)
General and administrative expenses	(6.6)	(5.2)	(5.7)

Total operating expenses	(17.8)	(20.6)	(22.8)

Operating income	43.1	36.7	31.4
Other (expense)/ income:
Interest income	0.8	0.7	0.4
Interest expense	(1.9)	(7.0)	(5.0)
Investment income	—	0.2	—
Foreign currency exchange gain	—	—	0.8
Grant income	2.1	0.1	2.3

Total other (expense)/income	1.0	(6.0)	(1.5)

Income before income tax expense and minority interests	44.1	30.7	29.9
Income tax expense	(2.2)	(2.8)	(3.6)

Income before minority interests	41.9	27.9	26.3
Minority interests, net of tax	(0.7)	(2.0)	(1.0)

Net income	41.2	25.9	25.3
Dividends, accretion to redemption values and foreign exchange rate movements on mandatorily redeemable convertible preference shares	—	(0.6)	(0.5)

Net income available to ordinary shareholders	41.2%	25.3%	24.8%

     2005 compared to 2004
      Revenues. Our revenues increased by 26.4% to RMB 716.3 million (US$88.8 million) in 2005 from RMB 566.5 million in 2004. The increase in 2005 was primarily attributable to our increased sales of wireless coverage products as a result of sales and marketing efforts targeted at the China Mobile group, the China Telecom group and the China Netcom group in 2005. Our sales to the China Mobile group in 2005 increased by RMB 84.3 million (US$10.4 million), or 53.6%, over our sales to that group in 2004; our sales to the China Telecom group in 2005 increased by RMB 50.2 million (US$6.2 million), or 260.1%, over our sales to that group in 2004; and our sales to the China Netcom group in 2005 increased by RMB 28.6 million (US$3.5 million), or 348.8%, over our sales to that group in 2004. Our sales of wireless coverage products to the China Telecom group and the China Netcom group consisted of PHS products. These two fixed-line telecommunication operators have not been licensed to own or operate any GSM or other wireless networks. Our sales to the China Unicom group in 2005 decreased by RMB 22.9 million (US$2.8 million), or 6.6%, from our sales to that group in 2004 largely due to slow-down in investments by the China Unicom group in wireless coverage products. In addition, our sales of RF-based wireless access products in 2005 increased by RMB 2.7 million (US$0.3 million), or 270.0%, over our sales of those products in 2004. Our sales of RF parts and components in 2005 decreased by RMB 10.9 million (US$1.4 million), or 33.1%, from our sales of those products in 2004. However, this decrease in sales of RF parts and components was partially offset by an increase of RMB 9.7 million (US$1.2 million) in our sales of additional wireless coverage products to other suppliers of wireless coverage products and services in 2005.
      Cost of Revenues. Cost of revenues increased by RMB 86.1 million (US$10.7 million) or 35.6% to RMB 328.1 million (US$40.7 million) in 2005 from RMB 241.9 million in 2004. Our cost of revenues increased primarily because of our increase in sales volume. Our cost of service increased by RMB 29.3 million (US$3.6 million), or 136.3%, from RMB 21.5 million in 2004 to RMB 50.8 million (US$6.3 million) in 2005. In 2005, we experienced a substantial increase in our sales of our PHS wireless coverage products to the China Telecom group and the China Netcom group. In addition to this increase in sales, our cost of revenues in 2005 also increased substantially as we had to employ additional installation teams to install more products sold to the China Telecom group and the China Netcom group, and our cost of hardware increased by RMB 56.9 million (US$7.1 million), or 25.8%, from RMB 220.4 million in 2004 to RMB 277.3 million (US$34.4 million) in 2005.
      Gross Profit. Gross profit increased by 19.6% to RMB 388.2 million (US$48.1 million) in 2005 from RMB 324.6 million in 2004. Gross profit margin in 2005 decreased to 54.2% from 57.3% in 2004 primarily because we had a significant increase in 2005 in sales of our lower-priced PHS wireless coverage products to the China Telecom group and the China Netcom group as compared to our overall increase in 2005 in sales of our higher-priced GSM and CDMA products. The increase in our cost of service in 2005 also contributed to the decrease in our gross profit margin.
      Research and Development Costs. Our research and development costs increased by 87.5% to RMB 30.6 million (US$3.8 million) in 2005 from RMB 16.3 million in 2004 primarily due to increases in salary and other compensation as a result of an increase in the number of our research and development personnel. A significant portion of our increase in research and development costs resulted from our efforts to develop RF parts and components for use in base stations of two major domestic equipment manufacturers, ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd., as well as our research and development of 3G products. We spent approximately RMB 10.2 million (US$1.3 million) in materials and equipment for research and development in 2005 and our increase in salary and compensation for research and development accounted for approximately RMB 3.0 million (US$0.4 million) in 2005.
      Sales and Distribution Expenses. Sales and distribution expenses increased by 28.8% to RMB 91.5 million (US$11.3 million) in 2005 from RMB 71.0 million in 2004. The increase was primarily attributable to the expansion of our sales force. In 2005, we increased our marketing to the China Mobile group, the China Telecom group and the China Netcom group. We also increased our overseas expansion efforts. Remuneration for our sales and marketing staff increased by RMB 7.9 million (US$1.0 million), additional office rental and utilities increased by RMB 1.7 million (US$2.0 million), telecommunication and delivery costs increased by RMB 3.1 million (US$0.4 million) and travel related costs increased by RMB 2.5 million (US$0.3 million) in 2005.
      General and Administrative Expenses. General and administrative expenses increased by 38.0% to RMB 41.1 million (US$5.1 million) in 2005 from RMB 29.7 million in 2004. The increase in general and administrative expenses was primarily attributable to an increase in salaries and other remuneration by RMB 3.7 million (US$0.5 million) as a result of our hiring of additional administrative staff, an increase in office rental and related utilities by RMB 2.0 million (US$0.2 million) as a result of additional office space we rented, and an increase in our provision for doubtful accounts by RMB 1.9 million (US$0.2 million) due to an increase in our accounts receivable in 2005.
      Operating Income. Our operating income increased by 8.5% to RMB 225.0 million (US$27.9 million) in 2005 from RMB 207.5 million in 2004. Our operating margin in 2005 was 31.4% compared to 36.6% in 2004.
      Other Expense/ Income. Interest income decreased to RMB 3.2 million (US$0.4 million) in 2005 from RMB 4.0 million in 2004 primarily due to a decrease in interest income by RMB 0.8 million (US$0.1 million) from our bank deposits. Interest expense decreased to RMB 36.1 million (US$4.5 million) in 2005 from RMB 39.4 million in 2004 primarily due to a decrease of RMB 2.8 million (US$0.3 million) in receivable selling expenses in 2005. We also had a foreign currency exchange gain of RMB 5.6 million (US$0.7 million) associated with our exchangeable bonds primarily due to appreciation of the Renminbi in 2005. We do not expect to incur foreign currency exchange gains or losses of this kind after the closing of this offering. We received a one-time nonrefundable grant from the Shenzhen government of RMB 16.7 million (US$2.1 million) in 2005 as a reward for some of the new wireless products we developed and sold. Other income included our net investment income from our equity investments of approximately 4.7% in Quanzhou Commercial Bank. Our investment income decreased by RMB 0.7 million (US$0.1 million) between 2004 and 2005.
      Income Tax Expense. We had an income tax expense of only RMB 16.0 million in 2004 as a result of a tax refund of RMB 12.8 million we received from the Shenzhen tax authorities in 2004 due to the revision of our two-year tax exemption period as determined by the tax authorities. In 2005, we recognized an income tax expense of RMB 26.1 million (US$3.2 million). Our income tax expense increased by RMB 10.1 million (US$1.3 million) between 2004 and 2005 in part due to an increase in our profit before tax and the absence of tax refunds in 2005.
      Minority Interests. Minority interests were RMB 7.1 million (US$0.9 million) in 2005, compared to RMB 11.1 million in 2004, primarily due to a decrease in equity interest from 10% to 1% held by the minority shareholder in Shenzhen Lingxian.
      Net Income. Net income increased by 23.7% to RMB 181.4 million (US$22.5 million) in 2005 from RMB 146.6 million in 2004.
      Dividends, Accretions to Redemption Values and Foreign Exchange Rate Movements on Mandatorily Redeemable Convertible Preference Shares. In December 2005, our directors declared a 5% dividend based on the face value of our mandatorily redeemable convertible preference shares totaling RMB 2.1 million (US$0.3 million). In addition, in 2005, accretion of our mandatorily redeemable convertible preference shares to redemption value was RMB 1.3 million (US$0.2 million).
     2004 compared to 2003
      Revenues. Our revenues increased by 57.0% to RMB 566.5 million in 2004 from RMB 360.8 million in 2003. The increase was primarily attributable to the increase in the sales of wireless coverage products and services, in particular to the China Unicom group. Sales to the China Unicom group accounted for 61.0% of our revenues in 2004. To celebrate the 10th anniversary of its establishment, the China Unicom group announced plans to upgrade its network in early 2004. We generated RMB 345.8 million of revenues from our wireless coverage projects with the China Unicom group in 2004, representing a 40.4% increase from the same customer in 2003. In 2004, we also began to recognize revenues from our sale of PHS related coverage products and services to the China Netcom group and the China Telecom group. We generated RMB 27.5 million of revenues from our sale of PHS related coverage products and services to China Netcom group and China Telecom group in 2004. In addition, we generated revenues of RMB 32.9 million from the sale of our RF parts and components in 2004, which represented a 457.6% increase in the sale of such products from RMB 5.9 million in 2003. We started selling our RF parts and components in 2003 and our sales in 2004 significantly improved. We also generated revenues of RMB 1.0 million from the sale of our RF-based wireless access products in 2004, which represented a 91.8% decrease in the sales of such products from RMB 12.2 million in 2003 as we discontinued manufacturing of satellite-related products in 2004. We derived all of the sales of our RF-based wireless access products in 2004 from our W-LAN products. The China Unicom group and the China Mobile group have been our primary customers for our W-LAN products. Our business in 2003 was negatively affected partly due to the outbreak of SARS in China during the first half of 2003. A number of our wireless network coverage projects were temporarily suspended or postponed as a result of the outbreak, and, as a result, completion of these projects was delayed.
      Cost of Revenues. Cost of revenues increased by 71.4% to RMB 241.9 million in 2004 from RMB 141.1 million in 2003. Our cost of revenues increased primarily because of the increase in our sales volume. Our cost of hardware increased 70.1% from RMB 129.6 million in 2003 to RMB 220.4 million in 2004 and our cost of services increased 87.0% from RMB 11.5 million in 2003 to RMB 21.5 million in 2004 primarily as a result of our increased sales in 2004. A portion of our cost of hardware was offset by improved efficiency of our designs.
      Gross Profit. Gross profit increased by 47.7% to RMB 324.6 million in 2004 from RMB 219.8 million in 2003. Gross profit margin in 2004 decreased to 57.3% as compared to 60.9% in 2003 primarily due to the decrease in the unit pricing of our products as a result of intense market competition and downward pricing trend over the life of our maturing products. The decrease in gross profit margin from our wireless coverage products and services was offset slightly by increases in gross profit margins from sales of our RF parts and components and our RF-based wireless access products.
      Research and Development Costs. Our research and development costs increased by 31.5% from RMB 12.4 million in 2003 to RMB 16.3 million in 2004 primarily due to increases in our research and development related staffing and increases in materials and utility costs due to the expansion of our research and development facilities.
      Sales and Distribution Expenses. Sales and distribution expenses increased by 154.0% from RMB 28.0 million in 2003 to RMB 71.0 million in 2004. The increase was primarily attributable to a significant expansion of our sales force in 2004. In addition, our marketing and promotion-related expenses increased by RMB 21.7 million between 2003 and 2004. The portion of freight costs we recorded as a part of our sales and distribution expenses increased by 187.5% from RMB 0.8 million in 2003 to RMB 2.3 million in 2004 due to the increase in our sales between 2003 and 2004. The expansion of our sales force was led by our anticipation of possible orders of wireless coverage products and services from the China Telecom group and the China Netcom group for their PHS networks and increased orders from the China Unicom group as part of its wireless network improvement plan in celebration of its 10th anniversary. We also increased our manpower in our sales team to accelerate accounts receivable collection. In addition, in anticipation of the potential 3G deployment by the PRC government, we increased headcount in our marketing team and organized various promotional events to gain first-mover advantage for potential 3G opportunities. Between 2003 and 2004, our salaries and employee benefit expenses increased by RMB 7.0 million from RMB 2.2 million in 2003 to RMB 9.2 million in 2004, our travel related expenses increased by RMB 3.7 million from RMB 2.7 million in 2003 to RMB 6.4 million in 2004, our postage, express delivery and communication expenses increased by RMB 2.7 million from RMB 3.3 million in 2003 to RMB 6.0 million in 2004, and our office rental and utilities costs increased by RMB 2.6 million from RMB 2.7 million in 2003 to RMB 5.3 million in 2004.
      General and Administrative Expenses. General and administrative expenses increased by 24.3% from RMB 23.9 million in 2003 to RMB 29.7 million in 2004. The increase in the general and administrative expenses was primarily attributable to an increase in salaries and other remunerations in the amount of RMB 6.3 million as a result of our hiring of additional staff to accommodate our business growth.
      Operating Income. As a result of the foregoing factors, operating income increased by 33.4% from RMB 155.5 million in 2003 to RMB 207.5 million in 2004. Our operating margin in 2004 was 36.7% compared to 43.1% in 2003.
      Other Expense/ Income. Interest income increased by 33.3% from RMB 3.0 million in 2003 to RMB 4.0 million in 2004 primarily due to interest income from pledged deposits. However, such increase was partially offset by the substantial increase in interest expense during the same period. Interest expense increased from RMB 6.9 million in 2003 to RMB 39.4 million in 2004. This increase in interest expense was primarily the result of our cost of selling accounts receivable in 2004 that amounted to approximately RMB 15.0 million, which represented approximately 4.0% of our total accounts receivable sold in 2004. The increase in interest expense in 2004 was also due to interest, calculated at 8% per year, of RMB 13.7 million payable to the holders of existing exchangeable bonds issued by several of our ordinary shareholders to our preference shareholders with respect to the related exchangeable bonds. Such interest was pushed down to us. The holders of exchangeable bonds are entitled to redeem them at any time after three years from the date of issuance of our preference shares or in the event of the occurrence of triggering events such as our receipt of third party demand letters for immediate repayment of aggregate indebtedness over RMB 50.0 million. The exchangeable bonds are redeemable at an amount equal to the principal amount of the exchangeable bonds plus 8% interest. Other income includes our net investment income from our equity investments of approximately 4.7% in Quanzhou Commercial Bank, non-refundable government subsidies, and gain on reduction of aged payables agreed with our vendors. Government subsidies decreased by RMB 6.6 million between 2003 and 2004 as our projects eligible for government subsidies decreased in 2004.
      Income Tax Expense. Income tax expense increased by 105.1%, from RMB 7.8 million in 2003 to RMB 16.0 million in 2004, principally due to the increase in income before income tax expense and minority interests. Shenzhen Lingxian, which prior to January 1, 2004 enjoyed full tax relief, became liable for corporate tax at a reduced rate of 7.5% in 2004. The increase in our income tax expense was partially offset by an income tax refund of RMB 12.8 million we received from the Shenzhen tax authorities in 2004 as a result of revision of our two-year tax exemption period as determined by the tax authorities. “Expected” income tax expense computed by applying the PRC income tax rate of 15% for the years ended December 31, 2003 and 2004 were RMB 23.9 million and RMB 26.1 million, respectively. Income tax expense reported in the statements of income differs from these “expected” income tax expenses mainly due to our tax holiday and some non-deductible expenses.
      Minority Interests. Minority interests were RMB 11.1 million in 2004, compared to RMB 2.4 million in 2003, primarily due to the increase in net profits of our 80%-owned subsidiary, Lake Communication, and our 90%-owned subsidiary, Shenzhen Lingxian, and minority interest arising from our acquisition of a 51% interest in Lake Microwave in November 2003.
      Net Income. Net income decreased by 1.5% from RMB 148.8 million in 2003 to RMB 146.6 million in 2004.
      Dividends, Accretions to Redemption Values and Foreign Exchange Rate Movements on Mandatorily Redeemable Convertible Preference Shares. In December 2004, our directors declared a 5% dividend based on the face value of our mandatorily redeemable convertible preference shares totaling RMB 2.2 million. In addition, accretion to redemption value of RMB 1.3 million, which is the difference between 8% yield on the preference shares upon redemption, was accrued. There is no such dividend on accrual in 2003 as our mandatorily redeemable convertible preference shares were issued on December 29, 2003.
Liquidity and Capital Resources
      We have historically met our working capital and other capital requirements principally from cash provided by our operations, short-term bank loans, accounts receivable selling arrangements and the issuance of preference shares. We anticipate that near-term working capital and capital requirements will increase from prior levels due to our increased sales activities, increased research and development efforts related primarily to 3G products as well as RF parts and components, and our efforts to comply with the requirements as a reporting issuer in the United States, including the requirements of the Sarbanes-Oxley Act. We believe, however, that our cash and other financial resources will be sufficient to meet our planned near- and long-term capital needs, and we do not anticipate raising further capital in the capital markets in the next 18 months. We anticipate that our cash flow provided by operating activities will moderately exceed our cash flow used in operating activities in 2006, and we expect to use our bank borrowings and accounts receivable selling arrangements to supplement our operating cash flow to meet our working capital needs. As of December 31, 2005, we had available undrawn bank borrowing facilities in the aggregate of RMB 85.3 million (US$10.6 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB 171.8 million (US$21.3 million).
      In the event that we may be required to raise additional funding to meet any currently unanticipated working capital or capital expenditure requirements, we expect to rely on the same sources of funding, together with capital markets financings to finance these needs. Although we have not granted any share options nor have we made a decision to grant share options pursuant to our share option scheme, we may consider granting share options as an additional source of funding, as needed, in the future.
      The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,

	2003	2004	2005

	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash (used in)/provided by operating activities	(99,475)	218,244	(112,611)	(13,954)
Net cash used in investing activities	(81,626)	(74,337)	(20,900)	(2,590)
Net cash provided by/(used in) financing activities	251,531	(22,963)	(40,813)	(5,057)
Cash and cash equivalents at the end of year	181,988	302,932	128,608	15,936
      We generated a net cash inflow of RMB 218.2 million from operating activities in 2004, as compared to an operating cash outflow of RMB 112.6 million (US$14.0 million) in 2005. Our net income in 2004 and 2005 was RMB 146.6 million and RMB 181.4 million (US$22.5 million), respectively. The significant outflow of cash in 2005 was primarily due to an increase in our operating expenses, a decrease in our payment collections from customers and a decrease in accounts receivable sold. In 2004, we sold an aggregate of RMB 375.2 million of our accounts receivable as compared to an aggregate of RMB 180.1 million (US$22.3 million) in 2005, a decrease of RMB 195.1 million (US$24.2 million) in cash inflow. Despite the increase in our revenues between 2004 and 2005, our collection of cash from customers decreased by RMB 57.5 million from RMB 403.1 million in 2004 to RMB 345.6 million (US$42.8 million) in 2005. The decrease in our collection of payments from customers in 2005 as compared to 2004 was largely a timing factor in our payment collection progress associated with our revenues generated in the second half of a year and the concentration of our increased sales occurring during the second half of 2005. Our sales increased by RMB 209.3 million (US$25.9 million) during the second half of 2005 as compared to the same period in 2004. In accordance with the sale and purchase contracts with our customers, actual payments of these sales mostly commenced or will commence in 2006. Our cash flow position in 2005 benefited from a decrease in our procurement of materials of RMB 53.5 million (US$6.6 million) in 2005 as compared to 2004.
      We generated a net cash outflow of RMB 99.5 million from our operating activities in 2003 as compared to a net operating cash inflow of RMB 218.2 million in 2004. Due to the outbreak of SARS in 2003, a significant portion of our revenue recognized in that year was collected in 2004. We started to sell our accounts receivable to PRC domestic financial institutions in 2004 and benefited from such sales of approximately RMB 375.2 million in 2004. Because we experienced a significant increase in our revenues between 2004 and 2003, we also built up our inventories considerably in 2004 and incurred a significant increase in accounts and bills payable. See changes in our inventory described in “— Inventories” below.
      We had a net cash outflow of RMB 74.3 million from investing activities in 2004 as compared to RMB 20.9 million (US$2.6 million) of net investing cash outflow in 2005. Our cash flow in investing activities in 2005 benefited from the release of RMB 19.7 million (US$2.4 million) in pledged time deposits underlying our sale of accounts receivable, our bills payable and bank borrowings as a result of the reduction in our indebtedness in 2005. In 2004, our pledged time deposits were RMB 26.7 million more than our pledged time deposits in 2005 as a result of the overall volume of our sale of accounts receivable, our bills payable and bank borrowings in 2004. In 2005, we used RMB 41.0 million (US$5.1 million) to purchase property, plant and equipment, approximately RMB 5.1 million (US$0.6 million) less than we did in 2004. Net cash outflow in investing activities in 2003 was RMB 81.6 million as compared to net cash inflow in investing activities of RMB 74.3 million in 2004. The cash outflow in 2003 was mainly attributable to the purchase of property, plant and equipment in the amount of RMB 28.6 million for the expansion of our production capacity and the increase in our pledged time deposits by RMB 51.5 million in connection with our bank borrowings and bills payable.
      We had a net cash outflow of RMB 23.0 million from financing activities in 2004 as compared to RMB 40.8 million (US$5.1 million) of net financing cash outflow in 2005. We borrowed RMB 571.3 million and repaid RMB 646.3 million of short-term bank loans in 2004, while we borrowed RMB 279.6 million (US$34.6 million)

and repaid RMB 283.9 million (US$35.2 million) of short-term bank loans in 2005. In 2004, we received RMB 98.0 million from our customers in settlement of accounts receivable that we already sold to our receivable purchasing banks. This cash item was accounted for as our net cash generated from financing activities in 2004. Pursuant to our May 2005 supplemental agreements with our receivable purchasing banks, we transferred this amount to them in 2005, which was accounted for as cash outflow from our financing activities in 2005. Because we received RMB 72.1 million (US$8.9 million) from our customers in settlement of accounts receivable that we already sold to our receivable purchasing banks in 2005, we recorded a net cash outflow of RMB 25.9 million (US$3.2 million) under this item. Pursuant to our supplemental agreements, we have agreed to settle our future receipts from our customers of sold accounts receivable with our receivable purchasing banks on a quarterly basis. In 2005, we also paid cash dividends of RMB 10.6 million (US$1.3 million) that we declared but had not paid in 2004. In 2004, our cash used in financing activities also reflected a payment of RMB 46.0 million in settlement of the balance of the consideration we owed to Nanning Chemical Industry Co., Ltd., or Nanning Chemical, and Shenzhen Universe (Group) Co., Ltd., or Shenzhen Universe, for the acquisition of certain equity interests in Shenzhen GrenTech. In October 2003, Shenzhen Lingxian, as part of a reorganization, repurchased a total of 28.672% equity interest from two shareholders, of which 14.516% was from Nanning Chemical for a consideration of RMB 36,000,000 and the remaining 14.156% was from Shenzhen Universe for a consideration of RMB 30,308,000. RMB 20,308,000 and RMB 46,000,000 were paid in 2003 and 2004, respectively. Shenzhen Lingxian then immediately sold the 28.672% equity interests to the three existing shareholders of Shenzhen GrenTech for a total consideration of RMB 66,308,000, which payment was fully received in 2003. In conjunction with the said share transfers, we had unrestricted use of the excess cash proceeds from the reissuance of shares over the amount paid through the final settlement in 2004.
      We generated a net cash inflow of RMB 251.5 million from financing activities in 2003 as compared to a net cash outflow of RMB 23.0 million in financing activities in 2004. Our net financing cash inflow in 2003 was comprised primarily of the proceeds from our issuance of preference shares of RMB 43.9 million, a net increase in bank loans of RMB 165.0 million and net proceeds of RMB 46.0 million from our reorganization mentioned in the previous paragraph.
     Accounts Receivable and Receivable Selling
      We generally begin working on a wireless coverage project upon winning a bid but before the signing of a formal contract. Our sale and purchase contracts generally permit our customers to pay their purchase price in installments upon the occurrence of stipulated payment events, such as the signing of the sale and purchase contract, preliminary inspection, final inspection and the expiration of our warranty period under the sale and purchase contract. To the extent revenue recognized under a contract is not yet paid, we record it as an account receivable, net of any unpaid account receivable we sold to third parties. As a result, a long accounts receivable cycle results from the length of time between our recognition of revenues and the occurrence of various payment events. The period between each payment installment varies and typically ranges from six months to three years and the portion of the purchase price in each installment also varies.
      The following table describes the concentration of our gross accounts receivable by customers and as a percentage of our gross accounts receivable balance as of December 31, 2005:

	As of December 31, 2005

	(RMB)	(US$)	(%)
	(in millions, except for
	percentages)
China Unicom group	367.1	45.5	52.3%
China Mobile group	191.6	23.7	27.3
China Telecom group	52.1	6.5	7.4
China Netcom group	32.6	4.0	4.6
Others	58.2	7.2	8.4

Total	701.6	86.9	100.0%

      The following table sets forth an aging analysis for our gross accounts receivable balances, determined from the time that the revenue is recognized, as of the dates indicated.

	As of December 31,

	2003		2004		2005

	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except for percentages)
Less than one year	316.4	71.7%	262.2	69.7%	526.7	65.3	75.1%
Between one to two years	115.7	26.3	100.6	26.7	154.0	19.0	22.0
Between two to three years	8.9	2.0	12.2	3.3	17.0	2.1	2.4
Over three years	—	—	1.1	0.3	3.9	0.5	0.5

Total	441.0	100.0%	376.1	100.0%	701.6	86.9	100.0%

      To the extent revenues recognized under a contract are not yet paid, they are recorded as accounts receivable in our balance sheet, net of amounts sold to third parties. Out of our gross accounts receivable of RMB 441.0 million, RMB 376.1 million and RMB 701.6 million (US$86.9 million) outstanding as of December 31, 2003, 2004 and 2005, respectively, RMB 162.1 million, RMB 118.2 million and RMB 246.1 million (US$30.5 million), or 36.8%, 31.4% and 35.1% of our gross accounts receivable, represented gross accounts receivable that had passed the contractual payment dates in the respective periods and were subject to payment by our customers. Our gross accounts receivable that had not passed the relevant payment events represented 63.2%, 68.6% and 64.9% of our gross accounts receivable outstanding as of December 31, 2003, 2004 and 2005, respectively.
      We calculate our accounts receivable days as the average beginning and ending accounts receivable balance for the year, divided by the revenues during the year, multiplied by 360. Our accounts receivable days are long in absolute terms, approximately 314 days, 260 days and 271 days for 2003, 2004 and 2005, respectively, from the date they were due under the relevant contacts. We believe that they are typical of industry standards with respect to wireless coverage projects in the PRC market. During the early stages of our company, we were restrained from aggressive collection efforts in order to remain competitive with the incumbents in the market. Since the beginning of 2004, however, we have taken measures, including expansion of our sales team, to improve our accounts receivable collection.
      Within our sales team, we have also established monitoring procedures on our accounts receivable. Compensation of sales personnel has also been linked to collection efforts, with strong collection efforts rewarded and poor collection efforts penalized. As a result of our enhanced collection efforts, our customers settled RMB 403.1 million in accounts receivable due to us in 2004. In comparison, our collection in 2003 amounted to RMB 174.0 million. In 2005, our customers settled RMB 345.6 million (US$42.8 million) in accounts receivable due to us, approximately RMB 57.5 million (US$7.1 million) or 14.3% less than the settlements by our customers in 2004.
      With regard to our contract terms, we have taken a more aggressive role in negotiating with our customers for better payment arrangements. For example, in late 2004 we signed our first contract with a customer where we were allowed to deem the preliminary inspection certificates issued if the customer failed to perform its inspection within 120 days after our installation. This deeming clause has enhanced our liquidity, as a portion of our contract sum is due typically upon the issuance of the preliminary inspection certificate. As of December 31, 2005, we signed 608 more contracts, with an aggregate contract value of RMB 282.0 million (US$34.9 million), with a similar deeming clause. We do not know, however, whether a larger number of our customers will accept these stricter payment terms or our overall collection will actually materially improve as a result of such a deeming clause in the future.
      As a measure to further reduce our level of accounts receivable and to alleviate the associated risks, we have sold some of our accounts receivable to PRC domestic banks in China. We expect to continue to sell our accounts receivable in the future at terms acceptable to us to meet our working capital needs and to improve our liquidity. As of December 31, 2005, we had accounts receivable selling facilities in the aggregate of RMB 171.8 million (US$21.3 million) that were committed but not yet utilized.

      In June 2004, we entered into our first limited recourse receivable selling agreement with an independent PRC domestic bank for the sale of our accounts receivable. Subsequently, we entered into additional limited-recourse receivable selling agreements with one other independent PRC domestic bank. Most of these agreements had a term of no more than one year. Pursuant to these limited recourse receivable selling agreements, we agreed to use our reasonable efforts to persuade our customers to settle the accounts receivable we sold to these banks. In addition, we were responsible for servicing the accounts receivable sold until the maturity of these accounts receivable, which in general was 12 months from their sale under the receivable selling agreements. We were also required to place with the banks a pledged time deposit in an amount of not less than 20% of the accounts receivable sold as security for payment of the relevant accounts receivable by our customers. As of December 31, 2005, we placed RMB 57.2 million (US$7.1 million) with the banks as pledged time deposits. The banks were entitled to offset from our pledged time deposits up to 20% of any uncollectible accounts receivable that we sold to the banks. The banks would refund any balance of our pledged time deposits to us upon expiration of the receivable selling agreement or upon settlement of the accounts receivable that we sold to the banks. For accounts receivable sold under these receivable selling agreements, we were required to pay discount charges, commission fees or interest on a monthly basis and a one-time handling or service fee. The monthly discount charges, commission fees or interest accrued on a daily basis in respect of the balance of accounts receivable we sold to the banks from time to time by reference to the base rate published by the People’s Bank of China, the PRC central bank, on the date of the receivable selling agreement. The one-time handling or service fees ranged from 0.4% to 1% of the amount of accounts receivable that we sold to the banks.

Inventories
      Our inventories comprise raw materials, work in progress and finished goods. Finished goods make up the majority of our inventories. Our high level of finished goods results primarily from the way we recognize revenues from the provision of wireless coverage products and services. Because we recognize our revenues only after satisfaction of relevant revenue recognition criteria, such as signing of sale and purchase contracts and issuance of completion certificates, we do not expense our finished goods in our inventory until we recognize the relevant revenues. Our work in progress inventory is generally minimal as we typically have a short production lead time. We use raw materials primarily in the production of our wireless coverage products, RF parts and components and RF-based wireless access products. We manage raw materials according to our production plan.
      The following table sets forth an inventory balance breakdown by category as of the dates indicated:

	As of December 31,

	2003	2004	2005	2005

	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Raw materials	41,494	43,799	55,572	6,886
Work in progress	2,461	4,991	4,057	503
Finished goods	125,170	247,614	310,507	38,476

Total	169,125	296,404	370,136	45,865

      A considerable portion of our finished goods consists of finished goods and their related installation costs delivered to our customers’ sites that are not yet installed or have been installed but for which formal contracts are yet to be signed and/or completion certificates are yet to be issued. These finished goods and their related installation costs amounted to RMB 62.9 million, RMB 156.8 million and RMB 186.7 million (US$23.1 million) as of December 31, 2003, 2004 and 2005, respectively.

      The following table describes an aging analysis of our inventory by major category as of December 31, 2005:

	Finished goods			Work in progress			Raw materials			Total

	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)	(RMB)	(US$)	(%)
	(in thousands, except for percentages)
Age
Less than one year	303,407	37,596	97.8%	4,057	503	100.0%	55,572	6,886	100.0%	363,036	44,985	98.1%
One to two years	7,100	880	2.2	—	—	—	—	—	—	7,100	880	1.9

Total	310,507	38,476	100.0%	4,057	503	100.0%	55,572	6,886	100.0%	370,136	45,865	100.0%

      We do not have inventories over two years old as of December 31, 2005.

Borrowings
      As of December 31, 2005, we had total short-term credit facilities of RMB 275.0 million (US$34.1 million) from six domestic banks, of which we had drawn RMB 160.6 million (US$19.9 million) in bank loans and RMB 29.1 million (US$3.6 million) in bills payable. As of December 31, 2005, we had available undrawn bank-committed facilities in the aggregate of RMB 85.3 million (US$10.6 million) and unutilized accounts receivable selling arrangements in the aggregate of RMB 171.8 million (US$21.3 million). Our bills payable allow our vendors and suppliers to receive payment in cash from our banks upon presentation in 30 to 180 days. Pursuant to our financing arrangements with banks in China, we must pay the amount under each bill payable to the bank on or prior to the stipulated presentation date. The aggregate amount of bills payable outstanding to our credit from time to time is subject to the total line of credit established in our credit facility agreements with our banks. We negotiate and renew our bank credit facility agreements with our banks on an annual basis in line with the current banking industry practice in China. The weighted average interest rate for our bank borrowings was 4.4% as of December 31, 2005. Of the total outstanding amount of RMB 160.6 million (US$19.9 million) drawn in bank loans under these facilities, RMB 109.8 million (US$13.6 million) was unsecured and RMB 50.8 million (US$6.3 million) was secured by a pledge of our accounts receivable. The total outstanding amount of RMB 29.1 million (US$3.6 million) used in bills payable under these facilities was secured by RMB 19.1 million (US$2.4 million) as pledged time deposits.
      Part of our short-term loans are revolving facilities with a term of one year, which may be extended for terms of one year each with lender consent.
      In March 2005, we entered into a master secured revolving loan agreement with an independent PRC domestic bank, with its first commitment valid for a term of one year from March 14, 2005 for up to RMB 90.0 million (US$11.1 million). We pledged an aggregate of RMB 106.6 million (US$13.2 million) of our accounts receivable as collateral to the bank for the loans made under this agreement. Pursuant to this commitment, we had drawn down an aggregate of RMB 50.8 million (US$6.3 million) as of December 31, 2005. The bank has a contractual right to require us to pledge a time deposit as additional security for payment of the loan.
      Apart from the above, we have not granted any security interest or entered into any guarantees or similar commitments to secure or guarantee payment obligations of any third parties. In addition, we do not have any other written options on financial or non-financial assets. We expect to continue to rely on bank loan financing and receivable selling arrangements to finance our capital expenditure and working capital needs as we grow our business.
     Capital Expenditures and Contractual Commitments
      Our capital expenditures consist of purchases of property, plant and equipment, such as equipment and machinery, motor vehicles and office equipment. In 2003, 2004 and 2005, our capital expenditures were RMB 28.6 million, RMB 46.1 million and RMB 41.0 million (US$5.1 million), respectively. Our capital expenditures primarily related to expansion of our production capacity and our research and development activities. We expect to continue to increase our planned capital expenditures in order to expand our production capacity and to acquire additional research and development equipment. We intend to fund such expenditures with cash from our operations, bank loans, accounts receivable selling arrangements and proceeds from this offering.
      The following table sets forth our obligations and commitments to make future payments under contracts and commitments as of December 31, 2005:

	As of December 31, 2005

	Payment Due by Period

			Less than
	Total		1 Year		1-3 Years		After 3 Years

	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in millions)
Short-term bank loans(1)	165.3	20.5	165.3	20.5	—	—	—	—
Long-term debt(2)	186.1	23.1	—	—	186.1	23.1	—	—
Bills payable	29.1	3.6	29.1	3.6	—	—	—	—
Operating lease commitments	5.2	0.6	5.2	0.6	—	—	—	—
Other capital commitments	8.8	1.1	8.8	1.1	—	—	—	—

Total contractual obligations	394.5	48.9	208.4	25.8	186.1	23.1	—	—

(1)	includes interest payable of RMB 4.7 million (US$0.6 million).

(2)	includes interest payable of RMB 19.1 million (US$2.4 million).
     We believe that our current cash and cash equivalents, cash flow from operations, cash flow from financing activities and the proceeds from this offering will be sufficient to meet our anticipated long-term cash flow needs, including our working capital and capital expenditure needs. We expect that, upon consummation of this offering and the exchange of the exchangeable bonds into ordinary shares, our long-term debt in the principal amount of RMB 167.0 million (US$20.7 million) will be reduced to zero.
Off-Balance Sheet Arrangements and Contingent Liabilities
      We do not have any off-balance sheet guarantees, any outstanding derivative financial instruments, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.
Inflation
      Inflation in China has not had a material impact on our results of operations in recent years. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.
Quantitative and Qualitative Disclosure about Market Risk
      Foreign Exchange Risk. Virtually all of our revenues and expenses are denominated in Renminbi. As a result, foreign currency exchange rate risk has not had a material impact on our performance.
      Interest Rate Risk. All of our indebtedness accrues interest at fixed rates of interest. As a result, we believe we have no significant exposure to fluctuations in interest rates.
      Credit Risk. Since we commenced our operations in 1999, we have not had to write off any bad debts. However, we have long accounts receivable cycles and long collection periods. For a further discussion of these issues, please refer to “Risk Factors — Risks Relating to Our Company — We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity” and “— We have long accounts receivable cycles and long collection periods and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.”

Corporate Structure
      We are a holding company, and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries for our cash requirements, including the funds necessary to service any debt we may incur, financing we may need for operations other than through our PRC subsidiaries and the payment of dividends by us. Under the PRC laws, Shenzhen GrenTech, as a wholly foreign-owned enterprise, and Shenzhen Lingxian and Lake Communication, both as domestic limited liability companies in China, must allocate at least 10% of their after-tax profit to their statutory general reserve fund until the balance of the fund has reached 50% of their registered capital. In addition, Shenzhen Lingxian and Lake Communication, as domestic limited liability companies, were required to transfer between 5% and 10% of their after-tax profit to the statutory public welfare reserve fund. Beginning January 1, 2006, however, Shenzhen Lingxian and Lake Communication are no longer subject to such public welfare reserve requirement due to the amendment of PRC Company Law which became effective on January 1, 2006. Shenzhen GrenTech, as a wholly foreign owned enterprise, has complete discretion in allocating its after-tax profit to its employee welfare reserve fund. Lake Microwave, as a sino-foreign joint venture, has discretion in allocating any portion of its after-tax profits to its statutory general reserve fund, enterprise development reserve fund and employee welfare reserve fund. These reserve funds are not distributable as cash dividends. Any limitation on the payment of dividends by our PRC subsidiaries could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, and otherwise fund and conduct our businesses, as we have disclosed in “Risk Factors — Risks Relating to Our Company — Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties.”
Taxation
      Under the current laws of the Cayman Islands, we are not subject to Cayman Islands tax on income or capital gain. We derived almost all of our revenues in 2005 from our principal PRC operating subsidiary, Shenzhen GrenTech. From January 1, 2003 through December 31, 2005, Shenzhen GrenTech benefited from a 7.5% preferential income tax rate as a newly established production-oriented enterprise in Shenzhen. Shenzhen Trade and Industry Bureau has recognized Shenzhen GrenTech as a “foreign invested advanced technology enterprise.” As a result, Shenzhen GrenTech has been approved by Shenzhen tax authorities for an extension of its 50% relief from income tax for an additional three years commencing from January 1, 2006. Our other subsidiary, Shenzhen Lingxian, also benefits from a 7.5% preferential income tax rate as a newly established production-oriented enterprise in Shenzhen until December 31, 2006. Shenzhen Lingxian intends to apply for recognition as an advanced technology enterprise in 2006. If we receive the government approval in time, Shenzhen Lingxian will be subject to the 50% reduced corporate income tax rate of 7.5% for the three financial years from January 1, 2007 to December 31, 2009. Upon expiration of these tax benefits, both Shenzhen GrenTech and Shenzhen Lingxian will be subject to a tax rate of 15%, which is the current corporate income tax rate generally applicable to enterprises established in the Shenzhen Special Economic Zone.
Recent Accounting Pronouncements
      SFAS No. 123 (revised). In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123R, Share-Based Payment, which requires companies to measure and recognize compensation expenses for all stock-based payments at fair value. This statement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. This statement is effective for all interim and annual periods beginning after June 15, 2005. In April 2005, the SEC issued a new rule that amended the compliance dates for SFAS No. 123R. The new rule allowed us to implement SFAS No. 123R at the beginning of our first annual period beginning after June 15, 2005. Consequently, we have elected to defer the adoption of this statement until January 1, 2006. We currently have not yet entered into any share-based payment arrangements that are within the scope of this statement.
      SFAS No. 151. In November 2004, FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43. This statement requires that amounts of idle facility expense, freight, handling costs, and wasted material

(spoilage) be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the implication of this statement. Given that our production lines have generally reached the normal capacity and there were no idle production facilities in 2005, we do not expect the application of this statement to have a material effect on our consolidated financial statements.
      SFAS No. 153. In December 2004, FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets and amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement will be effective for us for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The application of this statement is not expected to have a material effect on consolidated financial statements.
      SFAS No. 154 In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a Replacement of APB No. 20 and FASB Statement No. 3. This statement changes the requirements for the accounting for and reporting of a change in an accounting principle. It applies to all voluntary changes in accounting principles, error corrections and required changes due to new accounting pronouncements which do not specify a certain transition method. The statement generally requires retrospective application to prior periods’ financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. In addition, this statement requires that retrospective application of a change in accounting principles be limited to the direct effects of the change. It also requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principles. The statement also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error, and stipulates specific disclosure guidance regarding restatement. The statement becomes effective for accounting changes made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material impact on our consolidated financial statements.

INDUSTRY OVERVIEW
Wireless Communication Industry in China
      China’s gross domestic product has increased rapidly in recent years. According to the National Bureau of Statistics of China, China’s gross domestic product was RMB 11,725.2 billion in 2003, RMB 13,651.5 billion in 2004 and RMB 18,232.1 billion (US$2,259.2 billion) in 2005, representing a year-on-year growth rate of 9.3% in 2003, 9.5% in 2004 and 9.9% in 2005. Domestic investments in China, including investments in the telecommunication industry, have also grown significantly. According to the 2005 Communication Industry Development Statistics published by MII in February 2006, or the MII Statistics, total revenues of the PRC telecommunication industry in 2005 increased by 11.7% over 2004 to reach RMB 579.9 billion (US$71.9 billion). According to the MII Statistics, total domestic investments in the telecommunication industry in China amounted to RMB 203.3 billion (US$25.2 billion) in 2005. We cannot provide any assurance that we will benefit from the projected growth in China’s wireless communication industry and wireless coverage market as discussed in this section.
      According to the MII Statistics, total revenues of the wireless communication industry in China in 2004 reached approximately RMB 262.1 billion, representing approximately 45% of the PRC telecommunication industry. In addition, according to the MII Statistics, the number of mobile phone subscribers in mainland China reached 393 million as of December 31, 2005. A number of factors have contributed to this growth, including increased affordability of mobile phones and pagers, wider coverage of wireless networks, availability of more services at affordable prices, improved transmission quality, and relatively low penetration of wireline telecommunication services compared to many Western countries.
PRC Mobile Subscribers and Penetration 2002-2008

Sources: CCID Report, April 2005; MII Report, February 2005; MII Statistics, February 2006
     The rapid and sustained growth of the wireless communication industry in China has resulted in the over-utilization of existing radio frequency bandwidths and the need for additional capacity. 3G wireless communication, the latest technological advancement in wireless networks, has not yet been released in China. The industry standard for 3G is called International Mobile Telecommunications-2000 (IMT-2000), and consists of five operating modes, including three based on Code Division Multiple Access (CDMA) technology. These 3G CDMA modes are most commonly known as CDMA2000, WCDMA and TD-SCDMA. In addition to increasing capacity to allow for more users, 3G services deliver fast and secure wireless connections to the Internet as well as new data applications for wireless devices such as position location and mapping, audio and video content, application downloading, multimedia messaging, video conferencing, multi-user games and more. While the PRC government has been evaluating and developing a strategy and timetable for the issuance of 3G licenses for a number of years, it has not made clear announcements as to when it will issue 3G licenses.
      Competition among PRC wireless operators has been intensifying in recent years. There are currently two licensed wireless operators in China, the China Mobile group and the China Unicom group, which operate CDMA and GSM networks. Fixed-line operators, such as the China Telecom group and the China Netcom group, however, have expressed interest in obtaining wireless licenses and entering the wireless communication business. In recent years, telecommunication operators such as the China Telecom group and the China Netcom group have deployed alternative wireless networks, specifically PHS networks, in some cities and rural areas. PHS employs micro-cellular radio technology designed to enable telecommunication operators to offer subscribers both wireless and fixed access to telephone services. In China, PHS architecture allows telecommunication operators to offer both wireless voice and data services within a city or community. It is believed that one or more of these four largest telecommunication operators in China will be the recipient of 3G licenses if and when the PRC government issues them.
      Competition among PRC wireless operators has also raised the expectations of wireless subscribers in China with respect to the quality and availability of wireless network coverage. As a result, wireless operators are forced to meet increased customer demand to avoid losing subscribers to competing providers. Consumer demand for higher quality wireless network coverage at low prices, coupled with telecommunication operators’ desire to provide high-quality services while maintaining a low cost base, have led to the investment in and implementation of wireless coverage projects. Another important factor that has led to increased investments in and implementation of wireless coverage projects is the poor quality of PRC wireline infrastructure outside large cities in China. Such poor infrastructure has caused wireless coverage products, such as outdoor coverage products that are able to extend the reach of base stations, to be perceived as a more affordable and more rapidly deployable solution.
PRC Telecommunications and Wireless Capital Expenditure 2004-2009 (RMB billion)

Source: MII Report, February 2005; MII Statistics, February 2006
Wireless Coverage Market
      A wireless communication network employs three different sets of equipment:

•	network infrastructure equipment;

•	wireless network coverage equipment; and

•	end-user equipment.

Structure of Wireless Communication Network
      Network infrastructure equipment includes wireless switch centers, base station controllers and base stations. Wireless switch centers and base station controllers perform control and switching functions and interconnect with public switched telephone networks. A base station serves as an interface between end-user equipment and wireless communication networks. It is a central transmitter and receiver of radio frequency signals and operates to maintain communication with end-user equipment within its coverage area. Our primary products, which comprise the main constituents of wireless network coverage equipment, include repeaters, trunk amplifiers, tower amplifiers, base station amplifiers, and other passive accessories, such as antenna cables and connectors. Such equipment is used mainly to enhance and extend network coverage beyond the core base station network. End-user equipment refers to wireless handsets or other wireless units.
      The principal purpose of wireless coverage equipment is to improve and extend the coverage of wireless communication signals beyond the range of base stations in both indoor and outdoor network environments. Wireless operators deploy wireless coverage equipment when they require additional network capacity or reach, but do not want to incur the cost of purchasing and installing another full base station or do not need the capacity or reach of a full base station. Therefore, reasons that a wireless operator chooses to implement wireless coverage equipment rather than installing additional base stations include:

•	lower capital expenditure as the cost of wireless coverage equipment is generally less than that of base stations;

•	wireless coverage equipment generally has lower on-going operational expenditure than base stations;

•	wireless coverage equipment is easier to install than base stations; and

•	wireless coverage equipment has fewer environmental constraints and requirements than base stations.
      For example, wireless operators would use wireless coverage equipment to achieve equal and complete distribution of wireless communication signals in the interior of high-rise buildings. In areas of low concentration of users, wireless operators would use outdoor coverage and base station coverage extension as a cost-effective solution to expand coverage, to extend coverage distance and to improve coverage quality.
      While wireless coverage networks have an average life span of approximately 10 years, operators will often replace wireless coverage equipment with higher capacity base station equipment when subscriber density or subscriber usage levels increase to the point where the existing wireless coverage equipment cannot meet the increased demand.
      In recent years, wireless coverage market in China has benefited from increased capital expenditures by PRC wireless operators. According to the CCID Report, total spending by the China Mobile group and the China Unicom group on wireless coverage projects increased from RMB 3.9 billion in 1999 to RMB 6.1 billion in 2004. Additionally, the CCID Report forecasts that the aggregate wireless network coverage capital expenditure by the four largest telecommunication operators in China, the China Mobile group, the China Unicom group, the China Telecom group and the China Netcom group, will reach RMB 8.5 billion (US$1.1 billion) in 2005, RMB 12.0 billion in 2006, RMB 14.5 billion in 2007 and RMB 15.4 billion in 2008.
PRC Wireless Network Coverage Market Size 2002-2008 (RMB billions)

Source: CCID Report, April 2005
     We believe that the market for wireless coverage equipment will continue to grow in China for the following reasons:

•	Rapid growth in the number of wireless communication users in China will drive wireless operators to expand their network capacity and increase their investment in the maintenance and enhancement of their networks.

•	The increased competition in China’s wireless communication market has put increasing pressure on carriers to improve the quality and coverage breadth of their networks in order to keep existing subscribers and attract new subscribers.

•	The existence of several different transmission protocols, such as CDMA, PHS, GSM and digital trunk communication systems, and the potential addition of new 3G technologies such as WCDMA,

CDMA2000 and TD-SCDMA, are expected to expand the need for wireless coverage equipment that is compatible with these new protocols.

•	The PRC government is expected to issue 3G licenses in 2006. We expect 3G networks to require greater deployment of network coverage equipment than existing 2G networks because of the technological requirements of 3G base stations. As compared to comparable 2G base stations, 3G base stations must be located nearer to each other. Due to the higher cost of deploying a base station versus deploying wireless coverage equipment, wireless operators are likely to often deploy wireless coverage equipment to extend the reach of their 3G networks.

Other Wireless Communication Systems
      The rapid development of the PRC wireless communication industry has created demands and new opportunities for additional wireless access products. We believe that there will be a growing demand in China for 3.5 GHz and 5.8 GHz wireless access products due to the geographic expansion of the wireless networks in China and the need to backhaul wireless voice and data traffic from network base stations. According to a market analysis by CCID Consulting on China’s wireless access products published in July 2005, spending on 3.5 GHz wireless access products is projected to increase from approximately RMB 370 million in 2006 to approximately RMB 450 million in 2007, RMB 520 million in 2008 and RMB 600 million in 2009; and spending on 5.8 GHz wireless access products is projected to increase from approximately RMB 210 million in 2006 to approximately RMB 250 million in 2007, RMB 310 million in 2008 and RMB 370 million in 2009.

BUSINESS
Overview
      We are a leading provider of wireless coverage products and services in China. We also believe we are a leading developer of radio frequency, or RF, technology in China as a result of our acquisition of Lake Communication in 1999 and Lake Microwave in 2003. These two subsidiaries have together engaged in research and development of RF technology for over 15 years. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. We provide wireless coverage products, which we design and manufacture, to telecommunication operators to enable them to expand the reach of their wireless communication networks to areas with no or weak coverage, such as buildings, highways, railways, tunnels and remote regions. We design a configuration of wireless coverage products tailored specifically to our customers’ requirements. This design process includes selecting specific products from our comprehensive product portfolio, as well as engineering a detailed configuration best suited for our customers’ wireless network coverage needs. Our installation services include initial installation, connection of the products to the customers’ base stations and subsequent testing of the connection. Our customers include China’s largest telecommunication operators. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our three lines of products and services, namely:

•	wireless coverage products and services;

•	RF parts and components; and

•	RF-based wireless access products.
      We derive our revenues primarily from the provision of wireless coverage products and services. According to the CCID Report, we were the second largest provider of wireless coverage products and services in China in 2003 and 2004 in terms of annual contract value as measured by the aggregate annual purchase volume under purchase agreements. Our wireless coverage products include indoor coverage products and outdoor coverage products, as well as base station coverage extension products. To date, we have developed over 200 models of wireless coverage products.
      In addition to the sale of wireless coverage products and services, we develop and produce a portion of our RF parts and components to be sold to wireless operators, wireless communication equipment manufacturers and other providers of wireless coverage products and services. These customers use our RF parts and components in their own wireless coverage products or wireless systems. In 2005, we became a qualified supplier of RF parts and components to two major domestic base station manufacturers, ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd. We have developed over 80 models of active modules, which amplify RF signals and change their frequencies, and 50 models of passive modules, which combine, split and transmit RF signals. Our RF-based wireless access products include W-LAN products and wireless broadband access products, such as 5.8 GHz wireless access products. We sell these wireless access products primarily to wireless communication carriers.
      We have a strong in-house RF technology research and development capability. Our three research and development centers, staffed with over 300 researchers and technicians with experience in the wireless communication industry in China, are located in Shenzhen, Quanzhou and Nanjing. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. Our integrated design, development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs. We manufacture and assemble our products in our two production facilities located in Shenzhen and Quanzhou.
      We provide most of our wireless coverage products and services to local affiliates of the two leading wireless operators in China, the China Unicom group and the China Mobile group. According to the CCID Report, we were the second largest provider of wireless coverage products and services to both the China Unicom group and the China Mobile group in 2004. Since 2004, we have also sold a portion of our wireless coverage products and services to the China Telecom group and the China Netcom group. In recent years, the wireless coverage market in China has benefited from increased capital expenditures by PRC wireless operators. We believe that the market for wireless coverage products and services will continue to grow in China, affording us an opportunity to grow our revenues in the wireless coverage market. According to the MII Report, revenue for the wireless communication industry in China, including telecommunication and data communication, is expected to grow by approximately 11.9% in 2006, 10.8% in 2007, 9.9% in 2008 and 9.0% in 2009. In addition, we expect to continue to expand our product portfolio to exploit opportunities in different markets, such as wireless access products and 3G wireless communication products.
      Our revenues increased from RMB 360.8 million in 2003 to RMB 566.5 million in 2004 and RMB 716.3 million (US$88.8 million) in 2005 and in gross profit from RMB 219.8 million in 2003 to RMB 324.6 million in 2004 and RMB 388.2 million (US$48.1 million) in 2005. Our net income in 2003, 2004 and 2005 was RMB 148.8 million, RMB 146.6 million and RMB 181.4 million (US$22.5 million), respectively. Our operating income increased from RMB 155.5 million in 2003 to RMB 207.5 million in 2004 and RMB 225.0 million (US$27.9 million) in 2005, with operating income margins of 43.1%, 36.7% and 31.4% in 2003, 2004 and 2005, respectively.
Competitive Strengths
      We believe that our competitive strengths have enabled us over the years to meet the needs of our customers and become a leading provider of RF products and wireless coverage products and services in China. We also believe that our strengths will continue to help us grow in the wireless communication industry in China. Our principal strengths include the following:

Our strength in RF technology development positions us at the forefront of technological innovation in the RF industry in China
      We have strong capabilities in the engineering and development of new and innovative RF technologies in China. Our chief technology officer, Professor Zhuang, is a well-recognized scientist in RF technology in China with over 45 years of research experience in RF technology and over 10 years of experience in its commercial application. Professor Zhuang is assisted by capable team leaders, each of whom has over 10 years of experience in the research and development of RF technology and its related fields. As of the date of this prospectus, our approximately 335 researchers have developed over 200 models of wireless coverage products, over 80 models of active modules and over 50 models of passive modules. Our research and development team has developed filter technology with high selectivity and low wastage features and amplifier technology with high linearity and high performance. We believe that the technical characteristics of our products are superior in performance capability than other comparable products in the market. As of the date of this prospectus, we have 12 registered patents and nine pending patent applications in China. We believe that our ability to leverage our research and development capabilities provides us with a distinct competitive advantage, including lower production costs, greater flexibility to address customers’ needs, and the ability to remain at the forefront of trends in the development of RF-based wireless products.

Our comprehensive RF platform has allowed and will continue to allow us to develop a wide array of RF applications and generate more telecommunication market opportunities
      RF technology is an important and fundamental wireless communication technology. It facilitates the wireless transmission of communication signals through the discharge and receipt of electromagnetic waves. RF parts and components are an important element of wireless communication equipment and constitute the principal components of wireless network coverage equipment. In addition to selling our wireless coverage products as a whole to telecommunication operators, we have also sold discrete RF parts and components to equipment manufacturers, telecommunication operators and other providers of wireless coverage products and services over the past two years. Our comprehensive RF knowledge base has served as a platform from which we have been able to diversify into other RF-related products. We have recently developed and begun selling wireless access products such as W-LAN and 5.8 GHz wireless access products to existing and new customers. As we target telecommunication operators for these products, we believe that we will be able to leverage our existing sales network and customer relationships to introduce these products to them and to other customers.

Our fully integrated RF design and manufacturing capability substantially reduces the need to source RF components from outside vendors, thereby allowing us to maintain a low cost base
      Unlike many other providers of wireless coverage products and services in China that rely on outsourced RF parts and components for their production of wireless coverage products, we have an in-house RF technology team that is able to design and produce our RF products, ranging from RF parts and components to more complex wireless communication products such as wireless network coverage equipment and wireless access products. From time to time, our customers require customized wireless network coverage designs to address particular network challenges. With our vertically integrated production process, we are able to work closely with our customers, respond quickly to their demands and design high-quality products to meet their specifications in a cost-efficient manner. Our ability to design and manufacture our RF parts and components in-house also enables us to maintain a higher level of quality control as well as a low cost base.

Our established customer relationships with China’s largest telecommunication operators and an extensive sales and customer service organization provide a solid platform for us to continue to capture market share
      By investing in and developing an extensive sales and customer service organization across 30 provinces and municipalities in China, we have built strong customer relationships. Rather than utilize agents or distributors, we sell directly to our end-users. We believe that these direct relationships have enabled us to better understand and quickly respond to the needs of our customers. As of December 31, 2005, we had 224 sales and marketing personnel in 26 regional offices, covering 30 out of the 31 provinces and municipalities in China. The China Unicom group and the China Mobile group, currently the only two licensed wireless operators in China, have been our customers since 2000 and 2001, respectively. In addition, we are also actively developing business relationships with the China Telecom group and the China Netcom group. In 2005, we won an aggregate of approximately 1,149 PHS network coverage projects from the China Telecom group and the China Netcom group in 24 provinces.
      We believe that our customers’ continued support of our products is largely due to our innovative and reliable technology, our competitive pricing terms and the overall quality of our products and services. We have emphasized collaboration between our sales and marketing team and our project design and technical service team to provide optimal services to our customers. We believe this strategy has been a primary reason for the increase in our customer base, growing from 40 local affiliates of the China Unicom group and China Mobile group in 2001 to an aggregate 197 local affiliates of both groups in 2005. We believe that our strong business relationships with our customers will continue to contribute to our growth and will enable us to capture future opportunities in the wireless communication industry.

Our incumbent leadership and strength in research and development of RF technologies in China position us well to benefit from existing wireless network expansion in China and the potential deployment of 3G networks in China
      Our established reputation as a high quality provider of wireless coverage products and services has positioned us to effectively compete for new business opportunities with existing and new customers. For the five years ended December 31, 2005, we completed over 18,627 projects for the China Unicom group, 5,175 projects for the China Mobile group, 955 projects for the China Telecom group, 706 projects for the China Netcom group and 26 projects for other customers. We are actively involved in 2G network capacity expansion and network coverage extension. We believe that our proven track record in 2G network optimization will continue to help us build our wireless coverage business for continued 2G deployment.
      In addition, in anticipation of the PRC government’s issuance of 3G licenses to domestic telecommunication operators, we have been researching and developing 3G products since February 2004. Our research and development team is currently developing and testing a number of 3G-related RF technology applications and has already completed network application testing for certain major 3G network coverage equipment. Some equipment manufacturers and telecommunication operators in China are currently testing some of our 3G-enabled wireless coverage products. We believe that the combination of our reputation among telecommunication operators, our incumbency in existing network infrastructure and our ability to develop low-cost, advanced 3G products will position us well for future 3G deployment.

Our experienced management team will enhance our ability to develop and implement our strategy effectively
      Our senior management team brings together strong technical expertise and business experience. Our management team is comprised of experienced wireless communication specialists and senior managerial personnel. Mr. Yingjie Gao, our chairman and chief executive officer, is an experienced business manager and Professor Kunjie Zhuang, our chief technology officer, is a well-recognized scientist in RF technology and its commercial applications in China. In addition, other leaders of our research and development team have over 10 years of experience each in the RF technology industry. We have periodically engaged professional management consultants to provide management training to our senior managers and to assist in the development of our management structure and processes. We believe that our experienced and committed management team enhances our ability to develop and implement our strategy quickly in response to market changes.
Business Development Strategies
      Our principal objectives are to strengthen our position as a leading provider of wireless coverage products and services in China, to reinforce our leading position in the research and development of RF technology in China, to actively commercialize our in-house RF technology by continuing to expand our product breadth and to seek more market opportunities outside China. At present, we intend to achieve these objectives by implementing the following strategies:

Increase market share with our existing customer base
      We intend to further increase our market share and consolidate our leading position in the PRC wireless coverage market by strengthening our relationships with the China Unicom group and the China Mobile group, as well as with other customers such as the China Telecom group and the China Netcom group. In order to implement this strategy, we intend to expand our product range, enhance our project design and technical services, further extend our sales network in China and further improve our service quality by investing in wireless products and increasing our customer service personnel headcount. Our sales team will continue to build relationships with local affiliates of the China Unicom group and the China Mobile group with whom we currently do not have relationships. In addition, we will continue to pursue PHS network related projects as well as other wireless coverage opportunities with the China Telecom group and the China Netcom group.

Continue to invest in 3G technology development in order to exploit 3G opportunities
      We believe that, if 3G licenses are issued in China, there is a likelihood of significant capital investment by PRC telecommunication operators to build 3G wireless communication networks rapidly. We intend to continue to invest appropriately in 3G technology to compete for network coverage projects. Since February 2004, we have been researching and developing 3G products and to date have already completed our research and development and network application testing for certain major 3G network coverage products. We believe that our strong research and development capabilities, established reputation and existing network of coverage products across China will position us as a major recipient of 3G network coverage contract awards.

Continue to increase our RF parts and components offerings and external sales effort
      We design and manufacture a comprehensive line of RF parts and components which, until recently, have been utilized for internal consumption. In 2003, we began selling a small portion of our RF parts and components to telecommunication equipment manufacturers and other providers of wireless coverage products and services. In the past, our China-based customers procured their RF products from international manufacturers and other local manufacturers. While we expect to continue to consume a substantial portion of our RF parts and components internally, we plan to increase the sale of RF parts and components to third-party buyers, especially base station manufacturers. In 2005, we became a qualified supplier of RF parts and components to two major domestic base station manufacturers, ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd. We plan to expand our market reach by strengthening our sales and marketing program for our RF parts and components and by leveraging our RF technology expertise to market superior RF parts and components to these customers.

Capture more business opportunities by the development and market launch of innovative wireless access products using leading technology applications
      We intend to utilize our RF technology expertise to develop new wireless access products to capture potential business opportunities that may emerge in the wireless communication industry in China. We have already developed a number of new products including W-LAN and WiMAX ODU (Outdoor Unit). We sell these system products to telecommunication operators, including the China Unicom group and the China Mobile group, and institutional users such as large corporations and universities. We have been doing extensive research and development on RF integrated circuits and multiple chip module technology and believe that our efforts will enable us to develop and market innovative wireless access products. RF integrated circuits products are integrated circuits that perform the same functions performed by RF parts and components. RF integrated circuits will be further integrated into multiple chip module components to produce next generation RF parts and components. Multiple chip module components are substantially more compact in size than current forms of RF parts and components. We intend to leverage our research and development capabilities in RF technology to continue to improve the quality of our existing portfolio of wireless access products and to develop and produce additional wireless access products, including products using broadband wireless access technologies such as WiMAX related products. We believe that the continued growth of the PRC telecommunication industry will create new opportunities for our wireless access products.

Expand our global customer base
      We intend to expand the sale of our wireless coverage products and other RF products overseas in a measured and careful manner. Our strategy is to utilize our domestic reputation, existing nationwide presence and cumulative experience in new products development, project design, installation and servicing to create new customer channels internationally. We recently established a sales office in Indonesia and an agency relationship in the Philippines, and we believe that our product quality and low-cost base should provide us with a competitive advantage in these markets. We have also formed partnerships with distributors in Indonesia and the Philippines. Additionally, we have sold a limited amount of wireless network coverage products to buyers in South Korea and Mongolia. We will remain attentive and flexible in our overseas expansion efforts and will pursue sales arrangements through a combination of original equipment manufacturers, direct sales, agencies and distributors.

Maintain our strength in RF technology development by continuing to invest in technologies that enhance our primary products
      We intend to continue solidifying our RF technology development by investing in key research and development efforts that complement or facilitate commercial application of our RF technologies. Examples of key initiatives include module miniaturization using RF integrated circuits and multiple chip module technology. We have also been investing in research and development in the power, efficiency and linearity of power amplifiers and low wastage and high selectivity filters that further improve the performance of RF parts and components. We will also continue to invest in our research and development infrastructure by seeking to recruit and retain high-caliber research and development professionals and by acquiring advanced research and development equipment.

Our Operating History and Corporate Structure
      The diagram below illustrates our current corporate structure:

(1)	The remaining 1% interest in Shenzhen Lingxian is owned by Ms. Xiujun Zhang, an employee of ours.

(2)	The remaining 20% interest in Lake Communication is owned by Mr. Haifan Zhuang, son of Professor Zhuang.

(3)	The remaining 20% interest in Lake Microwave is owned by Lake (Hong Kong) Technology Limited, an affiliated company of Professor Zhuang.
     We were incorporated on December 3, 2003 in the Cayman Islands as an exempted company with limited liability under the Cayman Islands Companies Law. We hold, through our wholly owned subsidiary, GrenTech (BVI) Limited, or GrenTech BVI, 100% of the equity interest of Shenzhen GrenTech. Shenzhen GrenTech was formed on July 5, 1999 by Mr. Gao and Professor Zhuang, as a domestic limited liability company in China. Subsequent to our incorporation, we converted Shenzhen GrenTech into a wholly foreign-owned enterprise under PRC law in order to benefit from various tax and other incentives available to foreign-invested enterprises in China.
      Since our inception in 1999, we have been focused on the development and application of our RF technologies for commercial uses. In 2000, we produced and commercialized our first integrated repeater. In 2001, we began the testing of CDMA repeaters, which we subsequently began selling to the China Unicom group later that year. In 2003, we completed our first PHS network coverage project and began commercializing our W-LAN products.
      We conduct our business in China through our indirect wholly-owned subsidiary, Shenzhen GrenTech, and our other indirect majority-owned subsidiaries:

•	Shenzhen Lingxian;

•	Lake Communication; and

•	Lake Microwave.

Shenzhen Lingxian
      Shenzhen Lingxian was formed in February 2002 by Shenzhen GrenTech as a domestic limited liability company in China. Shenzhen Lingxian purchases RF parts and components from Lake Communication and manufactures semi-finished repeaters for Shenzhen GrenTech. As of December 31, 2005, we owned 99% of the equity interest in Shenzhen Lingxian and Ms. Xiujun Zhang, one of our employees, owned the remaining 1% equity interest.

Lake Communication
      Lake Communication was formed in August 1989 by Mr. Haifan Zhuang, son of Professor Zhuang, as a collectively owned enterprise in China and was subsequently converted and registered as a limited liability company in 1999. Lake Communication specializes in RF part and component production for RF-based wireless access products. In order to strengthen our production capabilities, Shenzhen GrenTech acquired an 82% equity interest in Lake Communication in December 1999. In November 2003, Shenzhen GrenTech disposed of an aggregate 10% equity interest in Lake Communication as part of the consideration for its acquisition of the equity interest in Lake Microwave, described below, and acquired an additional 8% equity interest in Lake Communication. As of December 31, 2005, we indirectly owned an 80% equity interest in Lake Communication and the remaining 20% equity interest in Lake Communication was owned by Mr. Haifan Zhuang. As of December 31, 2005, substantially all of the RF parts and components produced at Lake Communication were purchased by Shenzhen Lingxian for use in its production of semi-finished repeaters.

Lake Microwave
      Lake Microwave was formed in March 1993 by Lake Microwave Communication Equipment Co., Ltd. as a Sino-foreign equity joint venture. Lake Microwave focuses on the research and development of RF technologies, including the design and development of RF integrated circuits and other new RF technologies. It also produces RF parts and components exclusively for sale to third party purchasers. To strengthen our expertise in RF integrated circuits and RF technology, Shenzhen GrenTech acquired a 51% equity interest in Lake Microwave in November 2003, and in June 2004 GrenTech BVI acquired a 29% equity interest in Lake Microwave. As of December 31, 2005, we indirectly owned 80% of the equity interest in Lake Microwave and the remaining 20% equity interest of Lake Microwave was owned by Lake (Hong Kong) Technology Limited, an affiliated company of Professor Zhuang. Lake Microwave primarily produces the RF parts and components we use for sale to wireless operators, wireless communication equipment manufacturers and other providers of wireless coverage products and services.
Our Wireless Coverage Products and Services
      Our principal business is the provision of wireless coverage products and services in China with our self-developed RF technology. In 2003, 2004 and 2005, revenues generated from the provision of wireless coverage products and services accounted for approximately 97.7%, 94.2% and 95.5% of our revenues, respectively.

Wireless Coverage Products
      We produce a wide range of wireless coverage products, including repeaters, base station amplifiers, trunk amplifiers, tower amplifiers and related accessories. The principal functions of wireless coverage products are to extend wireless coverage and improve radio signal quality. Our wireless coverage products support various transmission protocols, including CDMA, GSM, PHS and digital trunk communications. We have completed our research and development and network application testing for various 3G network coverage products with one of our telecommunication operators. We have also formed a working group to work closely with telecommunication operators in China to introduce our technology and to coordinate the connectivity of our products to their 3G networks. We expect to launch these products when 3G networks are introduced in China, currently expected to be in 2006.
      We use our wireless coverage products in three principal function areas: indoor distribution, outdoor coverage and base station coverage extension. We provide a customized solution for each project, taking into account factors such as existing coverage of the base stations, target coverage requirements, unique geographic and topographic features of the vicinity and other project-specific conditions.
      Indoor Coverage. In order to achieve effective coverage and distribution in indoor environments, such as high-rise buildings, underground areas and elevators, we use antennas, couplers, trunk amplifiers, repeaters and other accessories to construct a complete indoor coverage distribution system that enables evenly distributed emissions of radio signals from the base stations to cover the entire facility. Our indoor coverage products support various transmission protocols, such as CDMA and GSM networks (1,800 MHz and 900 MHz), PHS and other networks.

      Outdoor Coverage. We design our outdoor coverage products to provide wireless coverage in specified geographic and topographic regions. Depending on the particular coverage requirements, our outdoor coverage products may consist of antennas and repeaters and other accessories to transmit and extend radio signals from base stations to blind and weak spots or areas where network coverage does not exist or is weak. Our outdoor coverage products are typically used in areas such as highways, railways, subways and tunnels.
      Base Station Coverage Extension. Our base station coverage extension products are typically attached to base stations. We use base station amplifiers and tower amplifiers to extend a base station’s coverage in all its surrounding directions or to increase its coverage distance in designated directions. Our base station coverage extensions are typically used in remote outdoor environments, such as rural regions, seashores and mountainous areas.
     Our Services
      Our integrated design, development, engineering and production processes allow us to provide wireless coverage services to our customers. The services we provide include:
      Design and Development Services. At the outset of each project, our design team implements a series of tests to evaluate our customer’s specific network coverage on the project site and identify any network deficiencies. These tests include magnetic environment, base station signals and coverage tests. Once the testing is complete, our design team, working closely with our sales and marketing team, which is familiar with the customer and its needs, prepares and submits a detailed design plan to our customer for the proposed wireless coverage products and services. This process allows us to develop solutions that are tailored to each specific customer’s requirements. Upon finalization of our design plan, our customer confirms their instructions to proceed with the product development, engineering and installation.
      Installation of Wireless Coverage Products. Once we receive confirmation for the design plan from our customer, we proceed with product development and engineering, and begin discussions with the property owner or the manager of the building, in collaboration with our customer, to arrange the installation of the wireless coverage products. After we engineer, produce and assemble the products, we deliver them from our production facility to the project site. In general, we hire third-party contractors to carry out the initial installation under the supervision of our project design and technical service team. We use more than 40 contractors across China, all of whom are independent third parties. After completion of the initial installation process and the connection of our products to the customers’ base stations, we test the system to evaluate its performance and make adjustments to optimize its functionality. We test the products at the customer’s premises to ensure that they function properly before our customer issues the completion certificate. After the issuance of the completion certificate, the inspection of our installed wireless coverage products begins with further testing of our products by our customer.
      Project Warranties. We provide service warranties to our wireless coverage customers for a period typically ranging from one to three years following the final inspection of our wireless coverage products. During the warranty period, we agree to repair or replace defectively installed products and to provide other warranty services to our customers, such as a centralized Internet-based system to monitor the performance of our wireless coverage products and regular on-site inspections of our installed wireless coverage products. In addition, we provide other warranty services such as online technical support and telephone hotline support to our customers. Our objective is to respond to our customers within 24 hours after receipt of any technical support request.
     Our Sales Cycle
      The sales cycle for our wireless coverage products can be divided into the following phases:
      Bidding Process. Our nationwide sales and marketing team actively pursues business opportunities across all provinces and municipalities in China. The process begins when a wireless operator requests proposals from us for wireless coverage products and services. After we complete a preliminary evaluation of the project, including its feasibility and profitability, we submit bids to the potential customer. In this bidding process, we typically compete with a number of national, regional and local wireless coverage product and service providers.

Our bids include price quotations with detailed breakdowns by equipment components and service components. Warranty and maintenance are directly related to the equipment components.
      Wireless operators in China select the winning bid based on a number of factors and considerations, including:

•	overall financial strength and operational scale;

•	research and development capabilities;

•	quality of products in terms of performance, functionality and reliability;

•	proposed payment schedule;

•	range and standards of services to be provided, including after-sale services; and

•	pricing.
      Typically, wireless operators in China request that bids also include the following terms:

•	specifications contained in customers’ bid invitations;

•	quality control and random inspection of products;

•	operational manuals and staff training; and

•	other commercial terms, such as delivery, packaging, insurance and spare parts.
      If we win the bid, the operator generally issues a written letter of acceptance. Occasionally, the operator gives us verbal notice only. The design, engineering, implementation and installation stages begin after the operator confirms our winning bid. Despite our industry practice, according to the PRC Law on Invitation and Submission of Bids and the PRC Contract Law, a letter of acceptance issued by the bid-inviting party or a verbal confirmation of acceptance by the bid-inviting party, together with its bid invitation materials and our bid-tendering materials, constitutes a legally binding contract between the bid-inviting party and the winning bidder. We believe that, upon the acceptance of our bid by our customers, we have a legally enforceable right against our customers as a matter of contract law. As of the date of this prospectus, however, we have not had any disputes with our customers in respect of any of our successful bids confirmed verbally or in writing by our customers.
      Initial Inspection of Installed Wireless Coverage Products. After completion of the installation process, we test the system to evaluate its performance and make adjustments to optimize its functionality. Upon completion of the installation of our wireless coverage products for a project, we require our customer to issue a completion certificate to confirm completion of the initial installation. We are often engaged in a number of projects with one customer at the same time. To reduce the administrative burden of managing multiple projects, our customers often group projects together and issue completion certificates for all the projects at the same time, resulting in the delay of receipt of completion certificates until the completion of the last project.
      Contract Signing. The current industry practice in China is to formally sign a sale and purchase contract after the initial installation of wireless coverage products on a project, with confirmation of completion of the initial installation evidenced through the issuance of a completion certificate by our customer. Although the design plan sets out the number and details of products to be used for a specific project, the actual number of products used in general varies due to the actual circumstances encountered and can only be confirmed after the completion of the initial installation. Our sale and purchase contracts, which do not follow a single form, specify, among other things, the specific type of wireless products used, pricing terms, product warranty terms, quality specifications, penalty provisions for late delivery and payment terms. While our contracts with particular customer groups typically contain similar terms, contractual terms vary significantly from customer group to customer group.
      Additional Inspection and Warranty Period. After the issuance of the completion certificate, the inspection of our installed wireless coverage products starts, by which our customer performs a further testing of our wireless coverage products for a project. Often, our contracts do not specify the date by which an inspection must be performed. Sometimes, the inspection may be delayed by as long as six to 12 months after issuance of the completion certificate. When our project passes the inspection, our warranty period begins. Most of our customers conduct two inspections prior to the beginning of the warranty period. The second inspection usually occurs six to 12 months after the initial inspection. Some of our customers conduct one inspection before the warranty period begins.
      Payment. Our sale and purchase contracts generally provide for a fixed price and permit our customers to pay in installments upon the occurrence of contractually stipulated payment events during the sales cycle. Contractual terms for the installment payments vary significantly between our customers. Typical payment events include delivery of our products, signing of the sale and purchase contract, satisfactory preliminary inspection, satisfactory final inspection and expiration of our warranty period. At the occurrence of each payment event, customers are generally required to pay a percentage of the contract price. Although the typical payment terms are up to 30 days after the occurrence of each payment event, customers may not promptly pay the installment and generally take longer to make the payment. For more details on payment from our customers, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Accounts Receivable and Receivable Selling.”
     Selected Completed Projects
      We completed 1,220 wireless coverage projects in 2001, 2,852 projects in 2002, 3,575 projects in 2003, 8,413 projects in 2004 and 9,429 projects in 2005. The following list represents select wireless coverage projects for the four years ended December 31, 2005. These projects demonstrate different applications of our wireless coverage products, such as for office buildings, shopping centers, hotels, airports, highways, tunnels and scenic areas, as well as different geographic locations.

Project	Location	Customer	Completion date

Indoor coverage
ER Hill Rest Home	Inner Mongolia	China Mobile group	December 2005
East Asia Sports Meet Stadium	Macau	China Unicom group	August 2005
The People’s Bank of China Building	Beijing	China Telecom group	November 2004
Shanghai World Trade Shopping Mall	Shanghai	China Telecom group	October 2004
China Mobile group’s Beijing Communication Center	Beijing	China Mobile group	May 2004
Shanghai Exhibition Center	Shanghai	China Unicom group/China Mobile group	August 2003
Beijing Railway Station	Beijing	China Unicom group/China Mobile group	September 2002
Beijing Capital International Airport	Beijing	China Mobile group	June 2002
Great Hall of the People	Beijing	China Unicom group/China Mobile group	February 2002
Outdoor coverage
Vanke City Garden Residential Area	Dalian	China Unicom group	December 2005
Chengyu Highway	Sichuan	China Unicom group	October 2003
Longquanshan Tunnel	Sichuan	China Unicom group	July 2003
Beijing-Guangzhou Railway, Hunan Section	Hunan	China Unicom group	July 2002
The Great Wall, Badaling Section	Beijing	China Mobile group/Police Special Unit	November 2001
Kunming Spring City Golf Course	Yunnan	China Unicom group	May 2001

Project	Location	Customer	Completion date

Base station coverage extension
Wenzhou Nanlu Island Seafront coverage	Zhejiang	China Mobile group	August 2005
Wantoubu Ocean	Guangxi	China Unicom group	June 2004
Jinding Lake	Beijing	China Mobile group	May 2004
Guilin Mao’er Hill	Guangxi	China Unicom group	December 2003
Wuzhi Hill	Hainan	China Unicom group	September 2003
Our RF Parts and Components and RF-based Wireless Access Products
      In addition to the provision of wireless coverage products and services, we also sell RF parts and components and RF-based wireless access products.

RF Parts and Components
      The majority of the RF parts and components we produce are used in our own wireless coverage products. In 2003, we began to sell a portion of our RF parts and components and wireless access products to telecommunication operators, telecommunication equipment manufacturers and other providers of wireless coverage products and services. RF parts and components are essential building blocks for all forms of wireless communication products. They provide the fundamental channel for transmitting and receiving radio signals. RF parts and components can be classified into active and passive modules. Active modules contain electronic components such as transistors and diodes and require external power to operate. Their principal functions are to amplify and alter radio signals. Passive modules do not contain any electronic components. They rely on a combination of integrated circuits and magnetic fields emitted by their components to function. Their principal functions are to filter, combine and split RF signals. We produce both active and passive modules. Our RF parts and components support a wide range of communication protocols including CDMA, GSM, PHS, 3G and other wireless communication protocols.
      Our active modules include high-linear RF power amplifiers, low-noise amplifiers, frequency-hopping modules and high-stability/low-phase noise vibrators. We have developed over 80 models of active modules. Among our active modules, we believe that our RF power amplifiers are distinguished by their high linearity and power efficiency standards.
      Our passive modules include filters, duplexers, multi-frequency splitters and combiners and couplers. Based on various applications of our wireless communication products and in response to the requirements of different projects, we have developed over 50 models of passive modules. Compared to traditional filters, our patented filters are able to generate a more powerful electromagnetic force with which to transmit microwave signals and are capable of significantly reducing the level of external and internal interference that disrupts wireless transmissions.

RF-based Wireless Access Products
      We also develop and produce RF-based wireless access products, including W-LAN products and 5.8 GHz wireless access products. We began to sell W-LAN products and 5.8 GHz wireless access products in 2002 and 2005, respectively. W-LAN products are used in small local area networks, such as offices, hotels, airports, other public areas and residential areas. In general, W-LAN products enable public users within a local area to gain wireless access to broadband networks and communicate with each other. We sell our W-LAN products primarily to independent third-party customers, including wireless operators such as the China Unicom group and the China Mobile group.
      We have already developed 5.8 GHz wireless access products. Our wireless access products have adopted latest modulation technology, which enables our products to be highly reliable and stable and allows them to have a wide frequency range, high transfer rate and high capacity. Applications for these products include 3G network interfacing and point-to-point or point-to-multi-point broadband wireless access services for telecommunication operators and institutional users who run their own special communication network. We intend to sell our wireless access products to telecommunication operators and institutional users, such as large companies and banks.
      Since our customers for W-LAN products and wireless access products often overlap with our customers for wireless coverage products and services, we believe that we have a competitive advantage in the sales of our W-LAN and wireless access products by leveraging our existing sales and distribution infrastructure.
Production

Production Facilities
      We have production facilities in Shenzhen and Quanzhou. We plan the utilization of our production capacity based on projected orders from customers for our wireless coverage products and other RF products.
      As of December 31, 2005, the production capacity and utilization rate of our Shenzhen and Quanzhou production facilities respectively were as follows:

Production facilities	Type of products	Capacity	Utilization

		(sets per month)	(sets per month)
Shenzhen	Wireless coverage products	2,000	1,800
	Wireless access products	400	30
	RF parts and components	2,500	1,000
Quanzhou	RF parts and components	18,000	13,000
      Shenzhen Production Facilities. Our facilities in Shenzhen of Guangdong Province have 16 production lines for the manufacture of various wireless coverage products, and some wireless access products and their components. Although we have not yet begun mass production of our wireless access products, they are a part of our business development strategy going forward and we expect to ramp up utilization of our wireless access products production capacity in 2006.
      Quanzhou Production Facilities. Our Quanzhou production facilities have six production lines, which principally produce RF parts and components and various components of RF parts and components. They are located in Lake Scientific and Technological Park, Quanzhou, Fujian Province.

Production Process
      Our integrated design, engineering, production and quality control capabilities enable us to customize products to meet specific customer requirements and to increase production efficiencies. To minimize component costs and enable us to implement our low cost strategy, we produce our own RF parts and components and rely on strict control of our production process. In addition, our production personnel are intensively involved in product design to ensure that production considerations are addressed early in the design process and to minimize the number of products that fail to meet our quality control standards.
      Our production processes may be divided into three primary categories and consist of numerous individual steps throughout the entire process. The categories include (1) production of our RF parts and components, (2) production of wireless coverage products and wireless access products and (3) assembly of our wireless coverage products and wireless access products. The production process for our RF parts and components may be generally divided into the following steps:

•	integrated circuit board processing;

•	covering and welding;

•	manufacturing and assembly;

•	functional testing; and

•	quality control.

      Most of our completed RF parts and components are used in the production of our wireless coverage products and wireless access products. The general steps for the production of our wireless coverage products are wiring, assembly, functional testing and quality control. After the completion of the wireless coverage products, we install the products according to the design plans approved by our customers.
      Production is highly labor intensive as it involves manual labor to assemble the modules and products. In order to produce high-quality and precise products that meet our customers’ specifications, we employ highly skilled labor. We combine various production equipment, such as spectrum analyzers, signal generators and vector network analyzers, according to our manufacturing process technologies to produce our modules and products. Only a small portion of our production processes, including integrated circuit board processing and covering and welding, is automated.

Quality Control
      We place considerable emphasis on quality control. We adhere to a strict system of quality control over our operations, from sourcing of raw materials to production, packaging and inventory storage to sale, delivery and installation. We have established various quality-control checkpoints at different stages of our production process to closely monitor the quality of our production and to ensure that our products meet all our internal benchmarks and customers’ specifications. Since 2000, we have been ISO9001-certified every year for our research and development, production and quality control process at our research and development facilities as well as at our production facilities in Shenzhen and Quanzhou.
      Quality Control for Raw Materials. We purchase raw materials only from suppliers on our approved vendor list and only those suppliers that pass our assessment are admitted to our approved vendor list. Our staff in the purchasing department assess various aspects of a supplier, including its overall ability, technical capability, quality control over its production process and its financial health. In some cases, our customers require us to purchase raw materials from their approved list of suppliers. In such event, suppliers designated by our customers are also subject to our assessment and approval. Raw materials, upon delivery, are subject to incoming inspection by our quality control team. Raw materials that fail to pass our incoming inspection are returned to the suppliers. Suppliers who experience repeated returns are removed from our approved vendor list. Raw materials provided by our customers’ designated suppliers are also subject to the same incoming inspection procedures.
      Quality Control During Production. At various stages of the production process, semi-finished products are tested to ensure their quality and compliance with all internal production benchmarks before proceeding to the next stage of the production process.
      Final Testing Before Delivery. Following completion of the production process, our products are inspected and tested thoroughly to ensure that all customers’ specifications are met before our products are delivered.
      Testing at Customer Site. After completion of the installation process, we test the wireless coverage products to evaluate its performance and make adjustments to optimize its functionality. Our customers will also perform further testing of our wireless coverage products after installation.
      Warranty. For our wireless coverage products, we usually provide warranties for one to three years following the final inspection by our customers. During the warranty period, we are responsible for any quality defects in our products. For our RF parts and components, our customers will examine our products and are entitled to return any RF parts and components that do not comply with their prescribed specifications at the time of delivery. With respect to our RF-based wireless access products, we provide warranties of up to three years that cover repairs.
      We have established a dedicated technical service team that provides after-sale services principally to our wireless coverage customers. Our goal is to ensure that we deal with inquiries and complaints of our customers in a prompt and satisfactory manner. In cases where customers report defects of our products during our warranty period, we send technical staff to our customers’ sites to carry out repairs at no cost to the customers. We do not, however, maintain any product liability insurance. For a discussion on the risks associated with our lack of product insurance coverage, please refer to “Risk Factors — Risks Relating to Our Company — We maintain limited insurance coverage and any significant product liability claim could have a material and adverse effect on our financial condition.”
Research and Development
      We have strong in-house RF technology research and development capabilities. As of December 31, 2005, our in-house research and development team had 335 engineers and technicians from the wireless communication industry in China. Our key research and development experts have over 10 years of experience each in the telecommunication industry. We have three research and development facilities located in Shenzhen, Quanzhou and Nanjing. Our research and development activities focus on new generation RF core technology, new product development, functionality enhancement and manufacturing process improvement.

RF Technology
      RF is the fundamental technology that enables wireless telecommunications products to transmit and receive signals. Our capabilities span a wide range of RF technologies, covering the complete radio frequency from 350 MHz to 50 GHz. Our technology allows our RF-based wireless coverage products to support a wide range of communication protocols including CDMA, GSM, PHS, 3G and digital trunk communications. We have made significant innovations in a number of core RF technologies, particularly those relating to filters and power amplifiers. Our filters are able to generate a more powerful electromagnetic force with which to transmit microwave signals and significantly reduce the level of external and internal interference that disrupts wireless transmissions. Our RF power amplifiers are distinguished by their high linearity and power efficiency standards.
      In our efforts to commercialize our RF technology, we have formulated several of our own design and development standards, including those relating to filters, power amplifiers, antennas and next-generation RF integrated circuits and multiple chip module technologies. In response to the industry demand for production of small volumes of a large variety of RF parts and components, we have developed our own production techniques, such as an automatic covering technique, which manufactures these products in a more efficient manner. Furthermore, we are developing an automatic testing platform that enables us to conduct various tests throughout our production process. In addition, in the course of our research and development, we have accumulated a database of basic testing data, and have established our own integrated circuit board format, design technique, and testing and adjustment techniques.
      We devote substantial resources to the development of RF integrated circuits and multiple chip module technologies, which are regarded as new generation RF technologies. We believe that the trend in wireless communications is toward the use of higher frequency bandwidth and compact multi-functional individual wireless communication devices. In light of this trend, we are actively conducting research to explore possible ways to miniaturize our RF parts and components by using RF integrated circuits and multiple chip module technologies. RF integrated circuits products are integrated circuits that perform the same functions as RF parts and components. RF integrated circuits will be further integrated into multiple chip module components to produce new generation RF parts and components. Multiple chip module components are substantially more compact in size as compared to current forms of RF parts and components.
      We have entered into two collaborative arrangements with Southeast University in Nanjing with respect to the joint research and development of RF integrated circuits technology and access point technology. Pursuant to the terms of these arrangements, we and Southeast University will jointly own intellectual property rights in technologies developed as a result of the agreements. As we do not have complete control over such intellectual property rights, there may be restrictions on the use and further exploitation of such intellectual property rights and we may have to share the benefits of such jointly owned intellectual property rights with our joint owner. To date, we have not developed any intellectual property rights under these agreements.
      Research and development expenditures for each of the three years ended December 31, 2005 were RMB 12.4 million, RMB 16.3 million and RMB 30.6 million (US$3.8 million), respectively, representing approximately 3.4%, 2.9% and 4.3% of our revenues and 19.3%, 13.9% and 18.8% of our total operating expenses, respectively.

Research and Development Facilities
      We have three research and development facilities located in Shenzhen, Quanzhou and Nanjing. Our Shenzhen-based research and development facility primarily focuses on the development of fundamental RF technologies, wireless network coverage products and wireless access products. Our Quanzhou-based research and development facility focuses on the research of RF integrated circuits and multiple chip module technology and the development of commercial applications for new RF technologies. Our Nanjing-based research and development facility focuses on the development of wireless access technologies.
Sales, Marketing and Key Customers

Sales and Marketing Team
      As of December 31, 2005, we had 224 sales and marketing professionals located across China in 26 offices covering 30 provinces and municipalities. Our team is highly mobile and able to respond quickly to market opportunities. We require our sales and marketing professionals to undergo extensive and ongoing training to constantly refresh their product knowledge and to keep them apprised of the latest trends and developments in the PRC wireless communication industry. Through the efforts of our sales and marketing team over the past few years, we became, as reported by the CCID Report, the second largest supplier of wireless coverage products and services to the China Unicom group and the China Mobile group in 2003 and 2004.
      To date, all of our sales are made directly to our customers. We do not use agents or distributors. Our direct sales channels allow us to closely monitor our relationship with each customer and to effectively manage and customize our sales efforts. We believe this is an important component of our success in China, where winning customer loyalty is a key factor in establishing a strong reputation. Furthermore, through use of a direct sales model, we are able to maintain higher margins as we avoid profit sharing arrangements with agents and distributors.
      Because of the technical nature of our product offerings, we emphasize close collaboration between our sales and marketing team and our project design and technical service team in order to provide optimal service to our customers. As of December 31, 2005, we had 732 engineers and technicians on our project design and technical service team. These professionals perform network testing and evaluation, formulation of design plan and implementation of wireless coverage projects. We also rely on them for after-sale technical services to our customers.
      In order to encourage our sales and marketing team to pursue new business opportunities, we offer incentive bonus programs that pay performance-based, year-end cash bonuses.

Pricing
      The PRC market for wireless coverage products and services and other RF products is highly price-sensitive. In our business, prices tend to vary based on a number of factors, including:

•	type, quantity and composition of RF products;

•	internal target gross margin objectives;

•	region in which the products are sold; and

•	current market conditions, including the prevailing prices offered by our competitors.
      We typically participate in bidding to win orders for our products. We determine our pricing primarily on the basis of the above listed factors, with appropriate consideration given to the size of transaction and the significance of the business opportunity to our growth. We impose minimum requirements internally for gross profit margins in our bidding processes. We believe that economies of scale in our operations, coupled with our proprietary RF technologies and our integrated design, development, engineering and production processes, allow us to price our products and services competitively.

Key Customers
      Our two major customer groups are the China Unicom group and the China Mobile group. Since 2004, we have also provided wireless coverage products and services to the China Telecom group and the China Netcom group. The following table sets forth our revenues attributable to our sales to the China Unicom group, the China Mobile group, the China Telecom group and the China Netcom group in absolute terms and as a percentage of our revenues for the periods specified:

	Year ended December 31,

	2003		2004		2005

	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except for percentages)
China Unicom group	246.4	68.3%	345.8	61.0%	322.9	40.0	45.1%
China Mobile group	96.6	26.8	157.3	27.8	241.6	30.0	33.8
China Telecom group	—	—	19.3	3.4	69.5	8.6	9.7
China Netcom group	—	—	8.2	1.5	36.8	4.6	5.1
Others	17.8	4.9	35.9	6.3	45.5	5.6	6.3

Total	360.8	100.0%	566.5	100.0%	716.3	88.8	100.0%

      In our day-to-day business operations, we interact directly with the local operational units of our national customers. The current procurement policies and practices of the China Unicom group and the China Mobile group as well as the China Telecom group and the China Netcom group allow their local operational units considerable autonomy in choosing their wireless coverage products and services. We typically contract with these local affiliates for the products and services we provide. In our sales and marketing and contractual negotiation, we treat each of these local affiliates as separate customers.
      Although it is our business practice to interact with local affiliates separately, they are, nevertheless, under the common control of their parent company, and in our customer concentration analysis, we consider the national group each as a single customer. In some instances, procurement decisions are made by the parent company. There have also been instances where decisions made by one local affiliate affect the decisions of other local affiliates within the national group.
      We intend to further strengthen our relationship with the China Unicom group and the China Mobile group, and at the same time, further develop relationships with other major telecommunication operators in China, including the China Telecom group and the China Netcom group. To accomplish that goal, we have identified specific members of our sales and marketing team as our dedicated customer relationship contacts to service our existing and potential customers. Our new marketing efforts began to yield results during the first half of 2004 when we were able to generate bulk sales from the China Telecom group and the China Netcom group. In that year, we won an aggregate of approximately 400 PHS network coverage projects from the China Telecom group and the China Netcom group in over 20 provinces. In 2005, we won an aggregate of 1,149 PHS network coverage projects from the China Telecom group and the China Netcom group in 24 provinces. In 2005, we generated approximately RMB 69.5 million (US$8.6 million) and RMB 36.8 million (US$4.6 million) from the China Telecom group and the China Netcom group, respectively, accounting for approximately 9.7% and 5.1%, respectively, of our revenues in the year.
      In addition, in 2005, we became a qualified supplier of RF parts and components to two major PRC base station manufacturers, ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd. In February 2006, we won our first bid from a division of Siemens Aktiengesellschaft and from ZTE Corporation to supply specified RF parts and components to them. We have yet to sign a formal contract with either of them.
      For further information about our reliance on the China Unicom group and the China Mobile group, please refer to “Risk Factors — Risks Relating to Our Company — We derive a significant portion of our revenues from the China Unicom group and the China Mobile group and our revenues could decline significantly if either of them reduces its purchases of, or fails to pay for, our wireless coverage products and services.”

Suppliers and Raw Materials
      The raw materials used to produce our products mainly include various electronic components, metal cases for modules and wireless coverage products, electronic cables, packaging materials and other accessories. We source most of our raw materials inside China except for some electronic components that are purchased from sales agents of foreign companies in China. We procure raw materials from companies that have satisfied our supplier review and have been selected through a competitive bidding process. However, in some cases, our customers require us to purchase raw materials from their approved suppliers. Our raw material purchases are paid in Renminbi and typically have a credit term of 30 days. As we have an extensive list of suppliers, we do not rely on any single supplier or group of suppliers to provide any of our raw materials. In 2003, 2004 and 2005, purchases from our top five raw material suppliers accounted for approximately 26.8%, 25.8% and 29.1% of our total purchases of raw materials, respectively.
Competition
      The wireless coverage market in China is very competitive and is characterized by rapid technological advancements, frequent development of new products, and downward pricing trends over the life of a product. In their requests for proposals, PRC telecommunication operators typically request a complete analysis and proposal for the design, installation and warranty. The provision of wireless coverage products and services requires the skills and efforts of a large number of technical personnel to put together the design plan, to supervise the installation by third parties and to provide after-sale services. Compared with international providers, PRC domestic providers have the advantage of having a lower cost base and, as such, currently dominate the market in China. According to the CCID Report, there were more than 150 providers of wireless coverage products and services in China, the majority of which were domestic companies. Competition among these wireless coverage product and service providers over the past five years has resulted in the emergence of a few dominant players. According to the CCID Report, the top three providers of wireless coverage products and services in China were all PRC companies and included Comba Telecom Systems Holdings Limited, or Comba, Wuhan Research Institute of Posts and Telecommunications, or WRI, and us. Together, we accounted for approximately 32.5% of the total market share in 2004, with Comba, us and WRI representing 17.6%, 8.8% and 6.1% of the total market, respectively.
      The competitive environment of the PRC wireless coverage market has undergone the following changes in recent years and, we expect, will continue to experience similar changes:

•	steadily increasing market demand;

•	increasing technical requirements;

•	increasing number of transmission protocols, from GSM and CDMA to other protocols such as PHS and digital trunk communications;

•	expanding customer base, beginning with the China Mobile group and the China Unicom group, and now including new entrants, the China Telecom group, the China Netcom group and others; and

•	increasing anticipation and planning for a potential issuance of 3G licenses and the triggering of expanded market opportunities that are expected to attract new competitors to enter into the wireless coverage market.
      We believe that the key factors considered by customers when choosing a vendor for wireless coverage products and services include the vendor’s overall capabilities, such as ability to provide integrated coverage solutions, research and development capability, products quality, scope and flexibility of product offering, project design and installation capability, after-sale service capability, pricing, financial strength, as well as the customer’s previous experience and relationships with the vendor. We believe that our in-house RF technology research and development capability, our fully integrated production capability and our ability to provide integrated wireless coverage solutions to our customers give us a competitive advantage over our main competitors, Comba and WRI. On the other hand, we have a shorter operating history than both Comba and WRI and, therefore, a shorter historical relationship with the China Unicom group and the China Mobile group relative to them. In order to remain competitive and grow our business, we must strengthen our relationships with our existing customers, develop relationships with new customers and expand into new products and markets.
      The market for RF parts and components is also very competitive in China. Several foreign manufacturers, including Andrew Corporation and K&L, have established their production sites in China. They currently dominate the higher-end sector of the RF parts and components market in China. Domestic PRC manufacturers including various medium- and small-size companies, such as us, largely compete in the mid- to lower-end market. In accordance with the CCID report, manufacturers from United States, Europe, Japan and Korea account for approximately 70% of the market share in China for high-end active modules which amplify RF, and PRC manufacturers account for approximately 80% of the market share in China for mid- to lower-end RF parts and components. In the mid- to lower-end market for RF parts and components, we and other suppliers tend to compete on speed of supply largely because customers in this market sector generally require supply on short notice. Although overseas manufacturers may have more advanced technologies, they often lack a sales network and/or sufficient technical support in China. Among domestic manufacturers, we have a competitive edge due to our strength in RF technology, our low production cost and our relatively strong financial position. In 2005, we became a qualified supplier of RF parts and components to two major domestic base station manufacturers, ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd. We are currently in discussions with additional domestic wireless equipment manufacturers with a view to establishing a similar collaborative relationship on our research and development efforts and on our joint product development. Under such arrangements, we aim to develop RF products or RF parts and components as specified or otherwise called for by these manufacturers. Although these arrangements will stabilize our market and incentivize our research and development efforts, we do not expect them to reduce our research and development expenses.
      In addition, China has gradually lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This has led to increased competition from foreign wireless equipment companies, such as Andrew Corporation, Sagem Communication, Allgon Mobile Communications, Inc. and Powerwave Technologies, Inc., which are significantly larger and financially stronger than us. Many of our foreign competitors have established PRC-based manufacturing facilities to lower production costs, which has further intensified price competition in the marketplace.
Property

Owned Property
      We own the land use rights to the underlying parcel of land for our Quanzhou production facilities. We own the total site area of approximately 7,591 square meters for a term of 50 years expiring on August 25, 2054. The site area consists of a gross floor area of 6,149 square meters and various ancillary structures located at Lake Scientific and Technological Park in Quanzhou City of Fujian Province in China. We occupy the property for manufacturing, research and office purposes.
      Currently, our research and development and production facilities in Shenzhen are located on properties leased from independent third parties. However, we intend to move our research and development and production facilities onto a property that we will own inside Shenzhen High Technology Industrial Park with a total site area of approximately 19,570 square meters. We executed the relevant sale and purchase agreement in January 2006 with the Shenzhen land bureau.

Leased Property
      We also lease properties for our sales offices as well as for our manufacturing, research and administrative purposes from time to time. Our leases for the properties shown in the table below generally have a term of one to five years and are due to expire between July 2006 and October 2009. Under most of our leases, we have a right of first refusal to renew them on similar terms and for similar periods as the previous contracts. The following table sets forth information of our leased properties in mainland China as of December 31, 2005:

		Number of
Use purpose	Total area	leases

	(square meters)
Production	3,079.5	3
Production/ Research and development/ Office	500.0	1
Research and development	1,763.0	1
Warehouse	2,345.0	1
Office	9,601.9	37

Total	17,289.4	43

      Our total rental payments in 2005 were RMB 13.4 million (US$1.7 million).
Intellectual Property Rights
      We rely on copyright, patent, trademark and other intellectual property law, nondisclosure agreements and technical know-how to protect our intellectual property and proprietary rights. We have entered into confidentiality and licensing agreements with our employees, suppliers and distributors. Our senior employees and employees who work in our research and development department and other technical departments are required to sign agreements acknowledging that we own the rights to all technology, inventions, trade secrets, works of authorship, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business or our property and that they must assign any ownership rights that they may claim in those works to us. As substantially all of our business is currently conducted in mainland China, we have not taken any action outside mainland China to protect our intellectual property.
      As of the date of this prospectus, we have 12 registered patents and nine pending patent applications with the Patent Office of the National Intellectual Property Office of China with respect to our RF technology, including our repeaters, filters and antennas as well as W-LAN technology and products.
      We have five registered trademarks, four registered with China’s Trademark Office of the State Administration for Industry and Commerce and one registered in Hong Kong. We have also filed applications for registration of seven trademarks in China. In addition, we are the registered owner of the domain name, www.grentech.com.cn. We also own the copyright to the computer software “GrenTech Complete Internet Business Platform v4.1” which is registered in China and relates to our wireless coverage product monitoring.
      In 2003, 2004 and 2005, we generated revenues of RMB 219.6 million, RMB 366.4 million and RMB 453.6 million (US$56.2 million), respectively, from the sales of our patented products, representing 60.9%, 64.7% and 63.3% of our revenues, respectively. We are not aware of any infringement or unauthorized use of our intellectual property rights. We will take appropriate legal actions to protect our rights if there is any unauthorized use or infringement of our rights in the future. To date, we have not been sued for infringement of intellectual property rights by any third party.
      Intellectual property rights to technology that will be developed under our collaboration agreements with Southeast University will be jointly owned by Southeast University and us. To date, we have not developed any such intellectual property rights.
Insurance
      We have casualty insurance coverage on our property, our goods in transit, and our employees’ personal risks. We do not have insurance coverage on our other assets, inventories, interruption of business or product liabilities.

Employees
      As of December 31, 2005, we had a total of 2,168 full-time employees. A breakdown of our employees by function and location as of the same date is set forth below:

	Shenzhen	Quanzhou	Nanjing	Total

Management and administrative	337	35	2	374
Research and development	272	43	20	335
Production	302	126	—	428
Quality control	58	17	—	75
Project design and technical service	732	—	—	732
Sales and marketing	220	4	—	224

Total	1,921	225	22	2,168

      In order to maintain quality, knowledge and skill levels of our employees, we place a strong emphasis on training. We provide training to our employees periodically, ranging from introductory training for new employees, technical training, performance enhancement training, professional enhancement training, team-building and communications training.
      As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC municipal governments in the areas where we operate. We have no obligation beyond the monthly contributions of 8% to 9% of basic staff salaries. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide workplace accident insurance. The total amount of contributions we made to employee benefit plans in 2003, 2004 and 2005 was RMB 1.8 million, RMB 4.0 million and RMB 8.5 million (US$1.1 million), respectively.
      None of our employees are currently unionized, but they have the statutory right under PRC law to join or organize workers’ unions in China. We have not experienced any significant difficulty in recruiting employees nor have had any significant staff compensation or labor disputes. We consider our relations with our employees to be good.
      We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with our company and generally for two years thereafter.
Legal Proceedings
      We are not currently a party to any material litigation and are not aware of any pending or threatened material litigation.
Industry Regulation in China
      The PRC government regulates the various aspects of the research, development and production of radio transmission equipment and installation of wireless coverage equipment in China. MII and its counterparts in the local governments are the principal regulators of the telecommunication and related industries in China.

Research, Development and Production of Radio Transmission Equipment
      In order to engage in the research and development business for a new type of radio transmission equipment in China, an entity must obtain an approval from the Radio Management Bureau of MII. If the entity does not complete the relevant research and development within the period provided in the approval, it may apply to the Radio Management Bureau for an extension of the term of its approval. In order to conduct a radio transmission with equipment under research and development, the entity must set up a temporary station in accordance with relevant regulations for that purpose.
      A manufacturer of radio transmission equipment in China must obtain a product type approval certificate and a product type approval code for its radio transmission equipment from the Radio Management Bureau of

MII. The manufacturer must mark the product type approval code on the labels of its finished equipment. Without prior authorization from the PRC government, manufacturers may not produce or sell any model of radio transmission equipment with specifications lower than those required in the approval certificate. Unless the type of radio transmission equipment has been approved by the Radio Management Bureau, the manufacturer may not produce, sell, use or advertise such equipment in China. The manufacturer may, however, produce radio transmission equipment for the export market without such approval from the Radio Management Bureau.

Connection of Radio Communication Equipment with a Public Telecommunication Network
      China has a network access license system to regulate the connection of radio communication equipment with a public telecommunication network. Without a network access license issued by MII, radio communication equipment may not be connected to a public telecommunication network or sold in China. Network access licenses have a term of three years. A manufacturer that wishes to continue production and sale of radio communication equipment beyond the three-year term may apply to extend the license for an additional three-year term. The manufacturer must affix the network access license marks on its radio communication equipment as well as on its packaging and advertising materials. The manufacturer must apply for a new network access license if there is any change to the equipment that is inconsistent with the scope of the network access license.

Installation of Wireless Coverage Equipment
      Installation of wireless coverage equipment constitutes construction work under the regulations in China. Construction companies are subject to various on-going qualification requirements and must obtain a construction enterprise qualification certificate from the relevant authorities in China.
      China classifies construction companies into three categories, namely,

•	lead project contractors,

•	specialized contractors, and

•	service subcontractors.
      A lead project contractor may carry out the entire project by itself and may subcontract ancillary work to specialized contractors or service subcontractors. Specialized contractors may carry out an entire project undertaking alone and may subcontract labor work to service subcontractors. Service subcontractors may undertake labor work from lead project contractors and specialized contractors. The PRC regulations impose different qualifications on lead project contractors, specialized contractors and service subcontractors. Each qualification is further divided into various grades in accordance with a set of specific criteria.
      Qualification certificates of construction companies are subject to the annual review and renewal. The administrative authorities have the authority to close down companies that undertake construction projects without proper qualification certificates and to impose a fine of 2% to 4% of the contract value so involved. Illegal gains so received are also subject to forfeiture. For companies undertaking projects beyond the permitted scope of their respective quality grading, the administrative authorities may stop such illegal activities and impose a fine of 2% to 4% of the contract value so involved. The government may also order offending companies to suspend and restructure their operations and downgrade their qualifications. Serious offenders may have their construction enterprise qualification certificates revoked and any illegal gains forfeited.

Our Compliance with Regulations
      Shenzhen GrenTech produces, sells and engages in research and development activities relating to RF technology and other wireless coverage products. Accordingly, Shenzhen GrenTech is required to obtain and has obtained various relevant approvals and licenses from the PRC government, including:

•	network access license issued by MII;

•	radio communication network construction permit issued by Shenzhen Municipal Radio Management Bureau;

•	radio communication equipment R&D and manufacturing permit issued by Shenzhen Municipal Radio Management Bureau;

•	radio communication equipment sale permit issued by Shenzhen Municipal Radio Management Bureau; and

•	product type approval certificate and product type approval code for radio transmission equipment issued by Radio Management Bureau of MII.
      Shenzhen GrenTech is the only corporate vehicle through which we conduct our business of wireless coverage products and services. Shenzhen GrenTech has obtained a construction enterprise qualification certificate and is qualified in China to engage in electronic engineering projects such as communication and integrated information network projects. We also ensure that all contractors we select for our installation work have proper construction enterprise qualification certificates.
      Shenzhen Lingxian primarily produces semi-finished RF products. Accordingly, Shenzhen Lingxian has to obtain the following approvals, permits and licenses:

•	radio communication equipment manufacturing permit issued by Shenzhen Municipal Radio Management Bureau; and

•	radio communication equipment sale permit issued by Shenzhen Municipal Radio Management Bureau.
      Lake Microwave and Lake Communication develop, manufacture and sell RF parts and components, which are not regarded as communication equipment under PRC law.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position

Yingjie Gao	50	Chairman of the Board and Chief Executive Officer
Kunjie Zhuang	69	Director and Chief Technology Officer
Huashan Yang	41	Director
Rong Yu	41	Director, Chief Financial Officer and Principal Accounting Officer
Bay Chong Chin	52	Non-executive Director
Alastair Morrison	48	Non-executive Director
Vincent Chan	42	Non-executive Director
Cuiming Shi	65	Independent Director
Xiaohu You	43	Independent Director
Kin Kwong Mak	44	Independent Director (Audit Committee financial expert)
Xuewei Wu	32	Vice President
Liping Mao	40	Vice President
Tianwen Ding	49	Vice President
Qi Wang	40	Vice President
Qingchang Liu	37	Vice President
Charley W. Situ	45	Financial Controller
     Directors
      Yingjie Gao has served as the chairman of our board of directors and our chief executive officer since our inception in 1999. Mr. Gao has over six years of experience in management in the wireless communication network coverage industry and has over 13 years of experience in corporate operations and management in China. Prior to co-founding Shenzhen GrenTech in 1999, Mr. Gao was the chairman and general manager of Shenzhen Tomorrow Image Design Company Limited, a company that provides corporate image consultancy services to corporations, from 1993 to 1999. Mr. Gao graduated from Jilin Correspondence College in 1983.
      Kunjie Zhuang has served as a director and our chief technology officer since our inception in 1999. Professor Zhuang has over 45 years of experience in RF technology research and development and over 13 years of experience in the commercialization of RF technology. He is a well-recognized expert in RF technology in China. Prior to co-founding Shenzhen GrenTech in 1999, Professor Zhuang was the director of Microwave Technology Discipline since 1973 at Southeast University in China. Professor Zhuang received his bachelor’s degree in radio technology from Southeast University in 1958.
      Huashan Yang has served as a director of our company since 2000. Mr. Yang is a senior economist. Before joining our company in 2000, Mr. Yang was the general manager of an investment company owned by the Agricultural Bank of China in Shenzhen and a director and vice general manager of Shenzhen Universe (Group) Co., Ltd. between 1997 and 2000. He received his bachelor’s degree in engineering from South China Industrial Institution in 1985 and completed postgraduate courses in international finance conducted by the Financial Research Institution of the People’s Bank of China thereafter.
      Rong Yu has served as a director of our company since December 2001. Ms. Yu was our manager of finance and accounts when she joined our company in 1999. In 2003, she became our financial controller and vice president in charge of our financial management and accounting matters. In August 2005, she became our chief financial officer. Before joining us in 1999, Ms. Yu taught industrial accounting at Anhui Textiles School after receiving a bachelor’s degree in industrial accounting from Anhui College of Trade and Finance in 1987, and she also served as a finance manager for two other companies in her previous career.

      Bay Chong Chin has served as a director of our company since March 2004. He is a managing partner of Actis responsible for the Asia Pacific region. Mr. Chin joined CDC Group plc in 2002, prior to the creation of Actis in 2004. He has 13 years of experience in private equity and eight years of experience in investment banking in Asia. He was previously a partner of Morgan Stanley Dean Witter Global Emerging Market Fund from 1998 to 2001 responsible for private equity investment in Asia. He co-founded and held a senior management position at the DMG Development Capital Fund and the Asean Strategic Capital Fund from 1989 to 1995. He spent his earlier investment banking career at Deutsche Morgan Grenfell and JPMorgan from 1982 to 1989. Mr. Chin has a bachelor’s degree (with honors) in mathematics from the University of Singapore and an MBA degree from the University of California in Los Angeles.
      Alastair Morrison has served as a director of our company since March 2004. Mr. Morrison has been a managing director of Standard Chartered Private Equity Limited and an executive member of its investment committee since 2002. He has 23 years of investing experience across a wide range of industries in Europe and Asia, focusing on buy-outs and expansion financing. Mr. Morrison was a director of 3i Asia Pacific plc between 2000 and 2002. Prior to that, he was a director of 3i plc, based in London until 1997 and then Asia. Mr. Morrison holds a bachelor’s degree in politics, philosophy and economics and a master’s degree in management studies from Oxford University.
      Vincent C.H. Chan has served as a director of our company since August 2005. Mr. Chan has been the head of North Asia and managing director of JAFCO Investment (Hong Kong) Limited since 2000, responsible for venture investment in information technology and communication technology companies in greater China and Korea. Prior to joining JAFCO, Mr. Chan worked in Hong Kong for Suez Asia (1997-2000), PrimePartners (1995-1997), and HSBC Private Equity (Asia) (1991-1994). Before commencing his career in private equity in 1991, Mr. Chan spent several years in corporate finance for Standard Chartered Asia. He received a bachelor’s degree from the University of Hong Kong, an MBA degree from the Manchester Business School, England and a CFA.
      Cuiming Shi has served as a director of our company since March 2006. Mr. Shi graduated in 1963 from the Department of Management Engineering at the Beijing University of Posts and Telecommunications. From 1981 to 1987, Mr. Shi served as Deputy Director of the Department of Postal Economic Research and as Deputy Director General of the Bureau of Finance of the Ministry of Posts and Telecommunications. From 1987 to 1997, he was Director General of the Bureau of Finance, Director General of the Department of Operations and Finance and Director General of the Department of Finance of the Ministry of Posts and Telecommunications. He was previously the Chairman of the board of directors and the chief executive officer of China Mobile (Hong Kong) Limited, a company listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, and an executive director and executive vice-president of China Unicom Limited, a company listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange. He is currently a consultant to CITIC Pacific Limited and the chairman of CITIC Telecom 1616 Ltd.
      Xiaohu You has served as a director of our company since November 2004. He has been the director of the radio engineering department of Southeast University since 1996. Mr. You currently also serves as the head of National 3G Mobile Communications General Group, the head of National Fourth Generation Mobile Communications General Research Group and Director of Mobile Communications Laboratory, each at Southeast University in China. Professor You received his bachelor’s, master’s and doctorate degrees from Southeast University in 1982, 1985 and 1988, respectively.
      Kin Kwong Mak has served as a director of our company since November 2004. Mr. Mak is a fellow member of the Association of Chartered Certified Accountants and a fellow of the Hong Kong Institute of Certified Public Accountants. He is also a managing director of venFUND Investment Management (Shenzhen) Limited. Mr. Mak was previously a partner of Arthur Andersen and a managing partner of Arthur Andersen’s offices in Shenzhen and Guangzhou, China from 1992 to 2001.
     Executive Officers
      Xuewei Wu is a vice president of our company, responsible for overseeing our research and development. Mr. Wu has over seven years of experience in product design of wireless telecommunications and technological development of base stations. From 1998 to 2003, Mr. Wu was the head of research and development in the CDMA Department of ZTE Corporation and a manager responsible for developing technologies for base stations. From 2003 to 2005, he was a vice president of a subsidiary of ZTE Corporation, overseeing research and development. Mr. Wu joined our company in May 2005. He graduated from Harbin Institute of Technology in 1995 with a bachelor’s degree and received his master’s degree from Changchun Institute of Optics and Fine Mechanics in 1998.
      Liping Mao is a vice president of our company, responsible for our sales and marketing. Mr. Mao has 16 years of experience in sales and marketing in electronics and telecommunication products. Mr. Mao joined our company in August 2000. He graduated from People’s University of China in 1987 with a bachelor’s degree in law.
      Tianwen Ding is a vice president of our company, responsible for overseeing our manufacturing, quality control and supply lines departments. Mr. Ding was a director at the microwave research division of the no. 54 division of the former PRC Ministry of Electronics Industry and the general manager of Shenzhen Sed Communications Company Limited before he joined our company in April 2000. Mr. Ding graduated from the Radio and Electronics department of Tsinghua University in 1982 with a bachelor’s degree in engineering and received his master’s degree in engineering from China Communication Inspection and Control Research Institute in 1985.
      Qi Wang is a vice president of our company, responsible for overseeing the operation of our human resources department and our head office general affairs department. Between 1988 and 1999, Mr. Wang was a department head of China Shenzhen Foreign Trade Group Corp. Ltd. and an assistant to the general manager of Shenzhen Baoren Marketing Co., Ltd. He joined our company in July 1999. Mr. Wang graduated with a bachelor’s degree in economics from Beijing University of International Economics and Business in 1988.
      Qingchang Liu is a vice president of our company, responsible for our corporate finance activities. Mr. Liu has 13 years of experience in finance, securities trading and corporate reorganizations and was involved in the corporate restructuring of, and capital raisings of, a number of companies listed on the PRC domestic stock exchanges and the Hong Kong Stock Exchange. Mr. Liu graduated from China College of Finance in July 1991 with a bachelor’s degree in economics. He obtained a master’s degree in economics from the Shenzhen University in June 2003. Mr. Liu joined our company in June 2000.
      Charley W. Situ has served as our financial controller since February 2006. Mr. Situ is responsible for our compliance with U.S. GAAP and other internal control requirements under the U.S. securities laws. Mr. Situ has been a financial controller for several companies in the United States, China and Hong Kong and has over 15 years of experience in financial management. He received his bachelor’s degree in mathematics in 1983 and master’s degree in applied statistics in 1987, both from South China Normal University. He completed core courses at The University of Delaware and thereafter received his MBA degree from the University of Brighton in 1995. Mr. Situ is a member of the American Institute of Certified Public Accountants, a member of the Institute of Management Accountants and a member of The Institute of Internal Auditors.
      The business address of our directors and executive officers is 16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen, People’s Republic of China, 518026.
Board of Directors
      Our board of directors currently consists of 10 directors. A director is not required to hold any shares in our company by way of qualification. Following a declaration of interests pursuant to the provisions of our amended and restated articles of association, any separate requirement for audit committee approval under the applicable law or the relevant Nasdaq National Market rules, a director may vote with respect to any contract, proposed contract or arrangement in which he or she is interested unless he or she is disqualified by the chairman of the relevant board meeting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have approved the establishment of three committees of the board of directors upon the completion of this offering: the audit committee, the compensation committee and the corporate governance and nominating committee. We have also adopted a charter for each committee in compliance with the Sarbanes-Oxley Act of 2002 and Nasdaq corporate governance rules. Each committee’s members and functions are described below.
     Pre-IPO Arrangements
      In accordance with a shareholders agreement with our ordinary shareholders and preference shareholders, our preference shareholders, Actis China, Standard Chartered Private Equity and JAFCO, are each entitled to nominate, appoint and maintain one non-executive director and one non-voting observer to our board. Our shareholders have agreed to use their respective votes to ensure that:

•	our board is constituted by persons nominated and appointed in the manner provided in this agreement;

•	no board action relating to any “reserved matter” can be taken unless such matter has been approved by a majority of the members of the board, including two non-executive directors appointed by our preference shareholders; and

•	no shareholder action relating to any “reserved matter” can be taken unless such matter has been approved by the affirmative vote of at least two of our preference shareholders present at the meeting.
      Reserved matters under this agreement relate to:

•	changing our authorized or issued share capital;

•	changing our corporate name;

•	changing the nature or scope of our business;

•	adopting our business plan and budget;

•	borrowing in excess of specified limits;

•	engaging in investments in excess of specified limits;

•	engaging in acquisitions and dispositions of any business, assets or shares over specified limits;

•	entering into material contracts;

•	creating encumbrances and security interests over specified limits;

•	declaring and paying dividends or other distributions;

•	involving in litigation or other dispute resolution proceedings over specified limits;

•	engaging in connected transactions; and

•	altering any provision of our constitutional documents.
      Unless this offering meets one of the two “listing conditions” contained in this shareholders agreement, we must obtain written approval of at least 85% of our preference shareholders with the preference shares and exchangeable bonds calculated on an as-converted and as-exchanged basis. The two listing conditions are:

•	a firm underwritten offering at an offering price that yields a post-money market capitalization of not less than US$115,000,000, and

•	a firm underwritten offering at an offering price that yields a price/earnings ratio of 8.6 with respect to our audited net profit after tax for the financial year immediately prior to this offering.
      This shareholders agreement as well as our current articles of association will automatically terminate upon the completion of this offering if the offering meets one of the two listing conditions. Such termination will not relieve any party, including us, to the agreement from any liability or obligation for any matter, undertaking or condition which has not been done, observed or performed by that party before such termination.

     Audit Committee
      Upon the completion of this offering, our audit committee will consist of our three independent non-executive directors, namely Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. All of them satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and is in line with Rule 4350(d) of the Nasdaq Marketplace Rules that requires the audit committees of U.S. companies to have a minimum of three independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing and approving all proposed related-party transactions;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors;

•	reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	reporting regularly to the full board of directors.
     Compensation Committee
      Upon the completion of this offering, our compensation committee will consist of Mr. Yingjie Gao, Professor Kunjie Zhuang, Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. Mr. Mak, Mr. Shi and Professor You satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from Rule 4350(c)(3)(A)(ii) and (B)(ii) of the Nasdaq Marketplace Rules that requires the compensation committees of U.S. companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our compensation committee. Our compensation committee assists our board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee will be responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;

•	reviewing and making recommendations to our board with respect to the compensation of our directors;

•	reviewing and approving officer and director indemnification and insurance matters;

•	reviewing and approving any employee loan in an amount equal to or greater than RMB 100,000; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
     Corporate Governance and Nominating Committee
      Upon the completion of this offering, our corporate governance and nominating committee will consist of Mr. Yingjie Gao, Ms. Rong Yu, Mr. Kin Kwong Mak, Mr. Cuiming Shi and Professor Xiaohu You. Mr. Mak, Mr. Shi and Professor You satisfy the “independence” requirements of the Nasdaq Marketplace Rules and meet the criteria for independence set forth in Section 10A(m)(3)(B)(i) of the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from Rule 4350(c)(4)(A)(ii) and (B)(ii) of the Nasdaq Marketplace Rules that requires the nominating committees of U.S. companies be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of our corporate governance and nominating committee. The corporate governance and nominating committee will assist the board in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;

•	making appointments to fill any vacancy on our board;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board any director to serve as a member of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Duties of Directors
      Under Cayman Islands law, our directors have a common law duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Corporate Governance” for additional information on our standard of corporate governance under Cayman Islands law.
Employment and Service Agreements
      Each of our executive directors has entered into an employment agreement and a service agreement with us for an initial term of three years. The employment agreement relates to the relevant executive position and the service agreement relates to the directorship. Each agreement will continue after the initial term from year to year until terminated by such director or removed by our shareholders as to the directorship or by our board of directors as to the relevant executive position with three to six months’ notice in writing served on the other party. Our employment agreements with our executive management members also prohibit our management members from illegally trading securities, restrict their use of our confidential information to their employment with us and require them not to compete with us within two years after their employment terminates. Our employment agreements also provide that any intellectual property created by our management members during their employment belong to us and remain the property of our company.
      Each non-executive director is appointed by our respective preference shareholders for an unspecified term commencing from his or her date of appointment pursuant to our current articles of association and the shareholders agreement. See “— Board of Directors — Pre-IPO Arrangements.” Prior to the completion of this offering, only the relevant preference shareholder may terminate its designated non-executive director. Subsequent to the completion of this offering, our non-executive directors will be subject to re-election at the general meeting of our shareholders if they are nominated by our board of directors and its corporate governance and nominating committee pursuant to our amended and restated articles of association that will become effective upon the completion of this offering. They may also resign at will at any time.

      Each independent director is appointed for an initial term of three years commencing from his or her date of appointment and will continue after the initial term from year to year until terminated by such director or removed by our shareholders with three to six months’ notice in writing served on the other party.
      Officers are appointed by and serve at the discretion of our board of directors. Each executive officer has entered into an employment agreement with us without a fixed term. Such employment will continue in force until terminated by either party with three to six months’ notice in writing served on the other party.
Compensation of Directors and Executive Officers
      All directors receive reimbursements from us for expenses which are necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our executive directors do not receive any compensation in their capacity as directors in addition to their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings and participating in board functions. Our non-executive directors are representatives of our current preference shareholders. They do not receive any compensation from us other than HK$50,000 per person for each year in office to cover their expenses related to attending board meetings and participating in board functions. Our independent directors receive HK$150,000 per person each year in office as compensation, plus reimbursement of all reasonable out-of-pocket expenses incurred in discharging their duties, including attending board meetings and participating in board functions.
      The aggregate cash compensation and benefits that we paid to our directors and executive officers for each of the three years ended December 31, 2005 were approximately RMB 1,733,000, RMB 1,977,000 and RMB 3,384,989 (US$419,443), respectively. We paid approximately RMB 10,000 as contribution to the pension schemes in respect of our directors for each of the three years ended December 31, 2005. Under our current arrangements, the aggregate remuneration and benefits in kind which our directors and executive officers are entitled to receive in 2006 is expected to be approximately RMB 4.2 million, excluding any discretionary bonuses which may be paid to our directors. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.
Indemnification
      Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and secured harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us may be placed out or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty which may attach to any of said persons.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Share Option Scheme
      Our share option scheme is a share incentive scheme which was adopted by our board of directors and approved by our shareholders on August 25, 2005. We have not granted any share option under our share option scheme and do not plan to grant any share option prior to the closing of this offering. The purpose of this share option scheme is to recognize and acknowledge the contributions the eligible participants had or may have made to our company. The share option scheme will provide the eligible participants an opportunity to have a personal stake in our company with the view to achieving the following objectives:

•	motivate the eligible participants to optimize their performance efficiency for the benefit of our company; and

•	attract and retain or otherwise maintain an on-going business relationship with the eligible participants whose contributions are or will be beneficial to our long-term growth.

Eligible Participants
      Under this share option scheme, our board of directors may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our directors may determine to:

•	any full-time or part-time employees, executives or officers of our company or any of our subsidiaries;

•	any directors, including non-executive directors and independent directors, of our company or any of our subsidiaries;

•	any advisers, consultants and agents to us or any of our subsidiaries; and

•	such other persons who, in the sole opinion of our board of directors, will contribute or have contributed to our development and operations and our quality of work, have shown initiative and commitment in performing his/her duties, or have provided service or contribution to our company for a specified length of time.

Maximum Number of Shares
      The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under this share option scheme must not in aggregate exceed 10% of the total number of ordinary shares in issue immediately following completion of this offering, being 625,000,000 ordinary shares as contemplated under this prospectus.
      In addition, the total number of ordinary shares issued and which may be issued upon exercise of the options granted under this share option scheme and any other share option schemes of ours (including both exercised and outstanding options) to each individual eligible participant in any 12-month period up to the date of grant may not exceed 1% of our shares in issue as of the date of grant.
      Our board of directors may, subject to the approval of our shareholders in a general meeting, (i) renew this limit at any time, and/or (ii) grant options beyond the limit to eligible participant(s) specifically identified by our board of directors. A share option scheme circular distributed to participants will contain a generic description of the specified eligible participant(s) who may be granted such options, the number and terms of the options to be granted, the purpose of granting options to the specified eligible participant(s) with an explanation as to how the options serve such purpose. However, no options may be granted under any schemes (including this share option scheme) if the number of our shares issuable upon exercise of all outstanding options will exceed 30% of our shares in issue from time to time.

Price of Shares
      Our board of directors may, in its discretion, determine the subscription price of an ordinary share in respect of any particular option granted under this share option scheme. However, such subscription price cannot be less than the highest of (i) the closing price of the shares as quoted in the Nasdaq National Market on the date of grant, (ii) the average of the closing prices of the shares as quoted in the Nasdaq National Market for five business days immediately preceding the date of grant, and (iii) the nominal value of a share.

Restrictions on the Times of Grant of Options
      A grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been disclosed to the public. In particular, no options may be granted during the one-month period before (i) the date of the board meeting for the approval of our results for any year, half-year, quarterly or other interim period, and (ii) our deadline to publish our results for any year, or half-year, or quarterly or other interim period.

Transferability
      An option is personal to the grantee and may be exercised or treated as exercised, as the case may be, in whole or in part. Under the share option scheme, no grantee may, in any way, sell, transfer, charge, mortgage, encumber or create any interest (legal or beneficial) in favor of any third party over or in relation to any option or attempt so to do.

Exercise of Option and Duration of the Share Option Scheme
      The period during which an option may be exercised will be determined by our board of directors, in its absolute discretion. However, no option may be exercised more than 10 years after it has been granted.
      In addition, a grantee may be required to achieve any performance targets, as our board of directors may then specify in the grant, before any options granted under the share option scheme can be exercised.

Rights on Ceasing Employment or Death of an Employee
      If the grantee of an option ceases to be an employee of our company or any of our subsidiaries

•	by any reason other than death or termination of his employment on the grounds specified in paragraph “Right on Dismissal” in the scheme, the grantee may exercise the option up to the entitlement of the grantee as of the date of cessation (to the extent not already exercised) within a period of one month from such cessation; or

•	by reason of death, his personal representative(s) may exercise the option within a period of 12 months from such cessation, which date shall be the last actual working day with us or our subsidiary whether salary is paid in lieu of notice or not, failing which it will lapse.

Rights on Takeover/ Winding-Up
      If a general offer is made to all of our shareholders and such offer becomes or is declared unconditional during the option period of the relevant option, then the grantee of an option is entitled to exercise the option in full (to the extent not already exercised) at any time within 14 days after the date on which the offer becomes or is declared unconditional.
      In the event of a voluntary winding-up of our company, we will give notice to all grantees before a general meeting of the shareholders, and each grantee is entitled to exercise all or any of his/her options (to the extent not already exercised), at any time not later than two business days prior to the proposed general meeting, by giving a written notice to us together with a remittance for the full amount of the aggregate subscription price for the shares.

Alteration of the Share Option Scheme
      Our board has the authority to amend, suspend or terminate the share option scheme subject to our shareholders’ approval of amendments to the extent necessary to comply with applicable laws and provided no such action may affect awards previously granted under the scheme.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus, assuming the conversion of all preference shares into ordinary shares, the exchange of all exchangeable bonds into ordinary shares and as adjusted to reflect the sale of the ADSs offered in this offering for:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each shareholder participating in this offering.
      Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. The number of our ordinary shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this prospectus. Percentage of beneficial ownership is based on 500,000,000 shares outstanding prior to this offering (including 33,634,500 outstanding preference shares subject to automatic conversion into ordinary shares) and 625,000,000 ordinary shares outstanding after completion of this offering, each assuming the conversion of all preference shares into ordinary shares and exchange of all exchangeable bonds into ordinary shares immediately prior to the closing of this offering, and further assuming that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Shares beneficially		Shares to be sold by		Shares beneficially
	owned prior to this		selling shareholders in		owned after
	offering		this offering		this offering

Name	Number	%	Number	%	Number	%

Directors and executive officers:
Yingjie Gao(1)	150,000,000	30.0%	—	—	150,000,000	24.0%
Kunjie Zhuang(2)	64,290,000	12.9%	—	—	64,290,000	10.3%
Rong Yu(3)	120,710,000	24.1%	—	—	120,710,000	19.3%
Huashan Yang	—	—	—	—	—	—
Bay Chong Chin	—	—	—	—	—	—
Alastair Morrison	—	—	—	—	—	—
Vincent Chan	—	—	—	—	—	—
Xiaohu You	—	—	—	—	—	—
Kin Kwong Mak	—	—	—	—	—	—
Cuiming Shi	—	—	—	—	—	—
Xuewei Wu	—	—	—	—	—	—
Liping Mao	—	—	—	—	—	—
Tianwen Ding	—	—	—	—	—	—
Qi Wang(4)	120,710,000	24.1%	—	—	120,710,000	19.3%
Qingchang Liu	—	—	—	—	—	—
Charley W. Situ	—	—	—	—	—	—
Principal shareholders:
Guoren Industrial(5)	150,000,000	30.0%	—	—	150,000,000	24.0%
HXY Investments(6)	120,710,000	24.1%	—	—	120,710,000	19.3%
Actis China(7)	76,154,000	15.2%	14,423,075	2.9%	61,730,925	9.9%
Drag Investments(8)	64,290,000	12.9%	—	—	64,290,000	10.3%
Standard Chartered Private Equity(9)	59,653,500	11.9%	11,298,075	2.3%	48,355,425	7.7%
JAFCO(10)	29,192,500	5.8%	5,528,850	1.1%	23,663,650	3.8%

(1)	Mr. Gao, our chairman and chief executive officer, holds his interest indirectly through his 65%-ownership stake in Guoren Industrial.

(2)	Professor Zhuang, our director and chief technology officer, holds his interest indirectly through his wholly-owned company, Drag Investments.

(3)	Ms. Yu, our director and chief financial officer, holds her interest indirectly through her 18.055%-ownership stake in HXY Investments.

(4)	Mr. Wang, our vice president, holds his interest indirectly through his 18.055%-ownership stake in HXY Investments.

(5)	Guoren Industrial is 65% owned by Mr. Yingjie Gao and 35% owned by Mr. Fan Zhang. Mr. Zhang is not related to or otherwise affiliated with Mr. Gao.

(6)	Represents 120,710,000 ordinary shares owned by HXY Investments. HXY Investments is a British Virgin Islands company 27.78% owned by Mr. Guang Shi, 18.055% by Ms. Yin Huang, 18.055% by Ms. Rong Yu, 18.055% by Mr. Qi Wang and 18.055% by Mr. Jin Wan.

(7)	Represents 15,523,500 mandatorily redeemable convertible preference shares convertible into our ordinary shares and US$9,553,846 principal amount of exchangeable bonds exchangeable into 60,630,500 shares of our ordinary shares. Actis China is a wholly owned subsidiary of Actis China Fund 2, L.P., which is a limited partnership registered in England. Its limited partners have no voting or investment control over its investments (including the shares held by Actis China Fund 2, L.P.). Investment and voting decisions are made by Actis China Fund 2, L.P.’s manager Actis Capital LLP through unanimous decision at meetings of Actis Capital LLP’s investment committee for Actis China Fund LLP. Actis China has entered into a declaration of trust with Actis Executive Co-Investment Plan L.P. pursuant to which Actis Executive Co- Investment Plan L.P. is the beneficial owner of 1.9% of the shares to be sold by Actis China pursuant to this offering and 1.9% of the shares held by Actis China after this offering.

(8)	Drag Investments is a British Virgin Islands company wholly owned by Professor Kunjie Zhuang.

(9)	Represents 12,160,000 mandatorily redeemable convertible preference shares convertible into our ordinary shares and US$7,483,846 principal amount of exchangeable bonds exchangeable into 47,493,500 shares of our ordinary shares owned by Standard Chartered Private Equity. Standard Chartered Private Equity is incorporated in Hong Kong and is indirectly wholly owned by Standard Chartered PLC, a company incorporated in the United Kingdom. Standard Chartered PLC is a widely held public company listed on the London Stock Exchange and the Hong Kong Stock Exchange. Standard Chartered Private Equity appoints officers from time to time to act on its behalf to exercise voting and investment control of shares of its investee companies. Currently, Alastair Morrison, a managing director of Standard Chartered Private Equity, is appointed to assume this role.

(10)	Represents 5,951,000 mandatorily redeemable convertible preference shares convertible into our ordinary shares and US$3,662,308 principal amount of exchangeable bonds exchangeable into 23,241,500 shares of our ordinary shares owned by JAFCO. JAFCO is an exempted company organized and existing under the laws of the Cayman Islands and is wholly owned by JAFCO Asia Technology Fund L.P., a limited partnership established in the Cayman Islands. JAFCO Asia Technology Holdings Limited, a Cayman Islands company and a wholly-owned subsidiary of JAFCO Investment (Asia Pacific) Ltd., is the sole general partner of JAFCO Asia Technology Fund L.P. and controls the voting and investment power over the shares owned by JAFCO. JAFCO Investment (Asia Pacific) Ltd. is wholly owned by JAFCO Co., Ltd., a public company listed on the Tokyo Stock Exchange.
     If the underwriters exercise their over-allotment option in full, we and the selling shareholders have agreed to sell additional shares in the form of ADSs to the underwriters as follows:

•	18,750,000 shares from us by way of additional issuance;

•	2,163,450 shares from Actis China;

•	1,694,725 shares from Standard Chartered Private Equity; and

•	829,325 shares from JAFCO.
Our Mandatorily Redeemable Convertible Preference Shares and the Exchangeable Bonds Issued by Our Ordinary Shareholders
      Pursuant to the subscription and shareholders’ agreement, dated December 17, 2003, between us, several of our ordinary shareholders, an affiliate of Actis China, or the Actis China Affiliate, who subsequently transferred its interest to Actis China, Standard Chartered Private Equity and JAFCO, we issued 15,523,500, 12,160,000 and 5,951,000 shares of our mandatorily redeemable convertible preference shares, par value US$0.00002 each, to the Actis China Affiliate, Standard Chartered Private Equity and JAFCO, respectively, for cash considerations of US$2,446,154, US$1,916,154 and US$937,692, respectively. The preference shares are convertible into our ordinary shares and bear an interest rate of 5% per annum payable annually. Upon redemption, we are required to pay the holders the subscription price plus an 8% per annum compounded return less any preference dividends accrued, declared or paid up to the date of redemption. When the total dividend declared and payable to the ordinary shareholders exceeds a certain amount, the preference shares entitle their holders to a special dividend. Upon the completion of this offering, all of the outstanding preference shares will be automatically converted into our ordinary shares on a one-to-one basis. As of the closing date of this offering, currently contemplated to occur on April 4, 2006, the aggregate accrued and unpaid interests and any special dividend on our preference shares amounted to US$68,458.

      Standard Chartered Private Equity has informed us that it is an affiliate of SCB Securities Limited that is registered as an agency broker dealer in the United States. JAFCO has informed us that it is an affiliate of Nomura Securities International Inc. that is a member of the National Association of Securities Dealers. Both Standard Chartered Private Equity and JAFCO have confirmed that they purchased our preference shares in the ordinary course of their business and that at the time of these purchases, they had no arrangements or understandings, directly or indirectly, with any person to distribute these preference shares or our ordinary shares into which these preference shares may be converted.
      Pursuant to the subscription and shareholders’ agreement, dated December 17, 2003, between us, several of our ordinary shareholders, including Guoren Industrial, HXY Investments and Drag Investments, and our preference shareholders, including Actis China, Standard Chartered Private Equity and JAFCO, our ordinary shareholders issued US$9,553,846, US$7,483,846 and US$3,662,308 principle amounts of 5% exchangeable bonds, respectively, to the Actis China Affiliate, Standard Chartered Private Equity and JAFCO, respectively. The bonds are exchangeable into our ordinary shares held by our ordinary shareholders and bear an annual interest rate of 5% payable annually. When the total dividend declared and paid to ordinary shareholders exceeds a specified amount, the bonds entitle their holders to a premium payment. On December 24, 2003, Guoren Industrial, HXY Investments and Drag Investments injected all the proceeds they received from the issuance of the bonds into our company and in return we issued 206,553,500 ordinary shares, 166,276,000 ordinary shares and 88,536,000 ordinary shares, par value US$0.00002 each, to them, respectively, as consideration. Upon the completion of this offering, all the outstanding exchangeable bonds will be automatically exchanged for our ordinary shares at a ratio of US$0.15757562 per ordinary share. Upon exchange, Guoren Industrial, HXY Investments and Drag Investments will transfer 58,792,000 ordinary shares, 47,368,000 ordinary shares, and 25,205,500 ordinary shares, respectively, to Actis China, Standard Chartered Private Equity and JAFCO. We are not required to issue any of our ordinary shares in connection with the exchange. As of the closing date of this offering, currently contemplated to occur on April 4, 2006, the aggregate accrued and unpaid interests and premiums on the exchangeable bonds amounted to US$267,375. On July 22, 2005, we, the ordinary shareholders and the preference shareholders entered into a deed to terminate all the rights and obligations of the parties under the relevant guarantee and security agreement, conditional upon and with effect immediately prior to the consummation of this offering, including the release of their security interest over our bank accounts. Our preference shareholders also agreed to waive all interests and premiums payable by our ordinary shareholders and guaranteed by us, conditional upon and with effect immediately prior to the consummation of this offering.
      As of the date of this prospectus, none of our outstanding ordinary shares, our outstanding preference shares or the exchangeable bonds are held by any record holders in the United States.
      None of our existing shareholders have different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS
Our Related-Party Transaction Policies
      We have conducted our related-party transactions on normal commercial terms that are fair and reasonable and in the interests of our shareholders as a whole. We believe that the terms of our related-party transactions are comparable to the terms we could obtain from independent third parties. Subsequent to this offering, we expect that our related-party transactions will continue to be conducted on the same basis. However, upon completion of this offering, our related-party transactions will be subject to the review and approval of the audit committee of our board of directors. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee.
Transactions with Lake Microwave
      Lake Microwave became our consolidated subsidiary in November 2003. Before then, Lake Microwave purchased raw materials from, and sold raw materials to, us through Lake Communication, one of our consolidated entities. In 2002, our sales and purchases of raw materials to and from Lake Microwave amounted to RMB 3.1 million and RMB 6.6 million, respectively.
Acquisitions of Equity Interests in Lake Microwave and Lake Communication
      In November 2003, Shenzhen GrenTech, one of our consolidated subsidiaries, acquired a 51% equity interest in Lake Microwave from Lake (Hong Kong) Technology Limited, or Lake HK, for a combined consideration of RMB 1.9 million in cash plus a 10% equity interest in Lake Communication. Lake HK is 50% owned by Mr. Haifan Zhuang, son of Professor Kunjie Zhuang, one of our co-founders and directors and our chief technology officer. Prior to the transaction in November 2003, Lake Microwave was 100% owned by Lake HK, and Lake Communication was 82% and 18% owned by Shenzhen GrenTech and Mr. Haifan Zhuang, respectively.
      In June 2004, GrenTech BVI, one of our consolidated subsidiaries, acquired an additional 29% equity interest in Lake Microwave from Lake HK and, in the meantime, Shenzhen GrenTech bought back an 8% equity interest in Lake Communication from Mr. Haifan Zhuang, for a lump sum cash consideration of RMB 1.1 million. As a result of these transactions, we indirectly own 80% and 80% equity interests in Lake Microwave and Lake Communication, respectively.
Lease with Shenzhen Baoren and Shenzhen Fang Sheng
      We have occupied certain premises in an office building in Shenzhen since 2000 under a lease with Shenzhen Baoren Marketing Co., Ltd., or Shenzhen Baoren. This one-year lease commenced in 2000 and has been renewed successively with the current term to expire on December 31, 2006. The office premises were owned by Shenzhen Baoren prior to October 2002 and are currently owned by Shenzhen Fang Sheng AutoBig World Management Co. Ltd., or Shenzhen Fang Sheng, which is managed by directors of our company. Prior to 2004, we used these premises free of charge. Since 2004, we pay an annual rent of RMB 1.0 million to Shenzhen Fang Sheng.
Transactions with Nanning Chemical and Shenzhen Universe
      In October 2003, Shenzhen Lingxian, a subsidiary of Shenzhen GrenTech, purchased 14.5% and 14.2% equity interests in Shenzhen GrenTech held by Nanning Chemical Industry Co., Ltd., or Nanning Chemical, and Shenzhen Universe (Group) Co., Ltd., respectively, for cash considerations of RMB 30.0 million and RMB 36.3 million, respectively. Immediately afterward, Shenzhen Lingxian transferred 14.8%, 7.6% and 6.3% of the equity interests in Shenzhen GrenTech owned by it to Guoren Industrial, HXY Investments, and Professor Kunjie Zhuang, respectively, for cash consideration of RMB 34.2 million, RMB 17.5 million and RMB 14.6 million, respectively. As a result, the equity interests of Shenzhen GrenTech owned by Guoren Industrial, HXY Investments and Professor Kunjie Zhuang increased to 44.8% and 36.0% and 19.2%, respectively. Since all of the risks and rewards of ownership of these shares were transferred to the three existing shareholders simultaneously with the purchase of the equity interests by Shenzhen Lingxian, the share transfers are deemed to have occurred at the same time for accounting purposes.

DESCRIPTION OF SHARE CAPITAL
      We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. We have filed copies of our current memorandum and articles of association and our amended and restated memorandum and articles of association that will become effective upon consummation of this offering as exhibits to our registration statement on Form F-1 (File No. 333-132381), of which this prospectus forms a part.
      As of the date of this prospectus, our authorized share capital consisted of 2,500,000,000 shares, par value of US$0.00002 each. As of the date of this prospectus, 466,365,500 ordinary shares were issued and outstanding, and 33,634,500 preference shares were issued and outstanding. All of our issued and outstanding preference shares will automatically convert into our ordinary shares at a conversion rate of one preference share to one ordinary share, immediately prior to the closing of this offering.
Ordinary Shares
      We were incorporated under the laws of the Cayman Islands as an exempted company. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including the filing of any annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.
      Our amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, authorize the issuance of up to 2,500,000,000 shares, par value $0.00002 per share.
      The following summarizes the terms and provisions of our share capital upon the completion of this offering, as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read our amended and restated memorandum and articles of association, filed as exhibits to the registration statement of which this prospectus is a part.
      The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights as holders of our ordinary shares in respect of the ordinary shares. Under the terms of the deposit agreement, the depositary has agreed, subject to certain legal and contractual limitations, to exercise certain shareholder rights (i.e., voting rights, rights offers, etc.) on behalf of the owners of the ADSs. See “Description of American Depositary Shares.”
Meetings
      Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors.
      Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors and may not be called by any other person. The chairman of our board of directors or a majority of our board of directors may propose special matters for consideration at shareholder meetings. Special matters include any matters to be considered at any extraordinary general meeting or any matter to be considered at any annual general meeting other than with respect to:

•	declarations of dividends,

•	the adoption of our financial statements and reports of directors and auditors thereon,

•	the election of directors,

•	the appointment of our auditors,

•	our authority to grant options not in excess of 20% of the nominal value of our share capital, and

•	our ability to repurchase our securities.
      Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares given that right.
      Two shareholders present in person or by proxy that represent not less than a majority of our issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholder meetings.
      A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise as if it were our individual shareholder.
      The quorum for a separate general meeting of the holders of a separate class of our shares is described in “— Modification of Rights” below.
Voting Rights Attaching to the Shares
      Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share for which such shareholder is the holder.
      No shareholder shall be entitled to vote or be counted toward a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.
      If a clearing house or depositary (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)) including the right to vote individually by a show of hands.
      While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for such elections.
Protection of Minority Shareholders
      The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.
      Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.
      Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.
      The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge

•	an act which is ultra vires or illegal;

•	an act which constitutes a fraud against any minority shareholder and the wrongdoers are themselves in control of us; and

•	an irregularity in the passing of a resolution which requires a qualified (or special) majority.
Pre-emptive Rights
      There are no pre-emptive rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.
Liquidation Rights
      Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.
      If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights
      Except with respect to share capital (as described below) alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.
      Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.
      The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.
      The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.
Alteration of Capital
      We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which, in the absence of any such determination in a general meeting, may be determined by our directors.
      We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.
Transfer of Shares
      Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any form prescribed by the Nasdaq National Market or in any other form which our directors may approve. You should note that, under Cayman Islands law, a person whose name is entered on the register of members will be deemed to be a member or shareholder of our company. We have designated Codan Trust Company (Cayman) Limited as our share registrar. Upon the completion of this offering, we will register the depositary as the member of our company on behalf of the owners of the ADSs with respect to the shares underlying the ADSs. Under Cayman Islands law, a share certificate constitutes admissible evidence as proof of title of its holder to the shares specified on such certificate.
      Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq National Market may at any time determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
      If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
      The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with any requirements of the Nasdaq National Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.
Share Repurchase
      We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq National Market, or by any recognized stock exchange on which our securities are listed.
Dividends
      Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.
      Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.
      Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.
      Our directors may deduct from any dividend or other moneys payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.
      No dividend or other money payable by us on or in respect of any share shall bear interest against us.

      In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.
      Any dividend, interest or other sum payable in cash to any shareholder may be paid by check or warrant sent by mail addressed to the shareholder at his registered address, or addressed to such person and at such addresses as the shareholder may direct. Every check or warrant shall, unless the shareholder or joint shareholders otherwise direct, be made payable to the order of the shareholder or, in the case of joint shareholders, to the order of the shareholder whose name stands first on the register in respect of such shares, and shall be sent at their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.
      All dividends unclaimed by shareholders for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed by shareholders after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us.
      Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.
Untraceable Shareholders
      We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the Nasdaq National Market has been notified of such intention.
      The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Mandatorily Redeemable Convertible Preference Shares
      Immediately prior to the completion of this offering, all our mandatorily redeemable convertible preference shares will be automatically converted into our ordinary shares on the basis of one mandatorily redeemable convertible preference share to one ordinary share.
Issuance of Additional Ordinary Shares or Preference Shares
      Subject to the Companies Law and the rules of the Nasdaq National Market and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our board of directors may issue additional ordinary shares from time to time as our board of directors determines, to the extent of available authorized but unissued shares and establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.
      Subject to the foregoing, our board of directors may issue series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.
      Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.
Committees of Board of Directors
      Pursuant to our amended and restated articles of association, our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee, each with a charter to govern their operations.
Differences in Corporate Law
      The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States, such as in the State of Delaware.
     Duties and Directors
      Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

      In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and wilfully authorizes or permits the default.
      In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.
      Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.
     Interested Directors
      There are no provisions under Cayman Islands law that requires a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.
      In comparison, under Delaware law, such a transaction would not be voidable if (a) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (b) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (c) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.
     Voting Rights and Quorum Requirements
      Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.
      In comparison, under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Unless otherwise provided in the corporation’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for shareholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

     Mergers and Similar Arrangements
      Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose.
      The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”
      When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
      Cayman Islands laws do not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. corporations.
      If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
     Shareholders’ Suits
      We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
      Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.
     Corporate Governance
      Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the Nasdaq Stock Market or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.
      Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for the indemnification of our directors, auditors and officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity may not extend to any matter in respect of any fraud or dishonesty which may attach to any of these persons.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.
      We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors shall not be less than two and there shall be no maximum number of our directors unless our shareholders in general meeting otherwise determine a maximum number. Initially we have set our board of directors to have ten directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. At each annual general meeting, one-third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation provided that every director shall be subject to retirement at least once every three years. Any vacancies on our board of directors or additions to the existing board of directors can be filled by an ordinary resolution of our shareholders or the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.
      Meetings of our board of directors may be convened at any time deemed necessary by any one of our directors. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.
      A meeting of our board of directors shall be competent to make lawful and binding decisions if a majority of the members of our board of directors are present or represented. At any meeting of our directors, each director is entitled to one vote.
      Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Inspection of Corporate Records
      Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the articles of association.

      In comparison, under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholder Proposals
      The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association.
      Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

Approval of Corporate Matters by Written Consent
      The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.
      In comparison, Delaware law permits shareholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

Calling of Special Shareholders Meetings
      The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.
      In comparison, Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Staggered Board of Directors
      The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.
      In comparison, Delaware law permits corporations to have a staggered board of directors.

Anti-takeover Provisions
      Neither Cayman Islands nor Delaware law prevents companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
      Citibank, N.A. has agreed to act as the depositary for our American depositary shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American depositary shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American depositary receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22 Tak Funh Street, Hunh Hom, Kowloon, Hong Kong.
      We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to File Number 333-132385 when retrieving such copy.
      We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.
      Each ADS represents the right to receive 25 ordinary shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
      If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of our ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws of the United States.
      As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
Dividends and Distributions
      As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. These practical considerations and legal limitations include situations such as where the value of ordinary shares or rights to be distributed are too low to justify the expense of making the distribution, as well as the inability to distribute rights or other securities to holders of ADSs in a jurisdiction where such distribution would require registration of the securities to be distributed. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.
     Distributions of Cash
      Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary and deposit the funds with the custodian. Upon receipt of such notice and confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to any restrictions imposed by the laws and regulations of the Cayman Islands.
      The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
     Distributions of Shares
      Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary and deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
      The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.
      No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash net of any applicable fees, expenses, taxes and charges.
     Distributions of Rights
      Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
      The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.
      The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	the depositary determines that it is not reasonably practicable to distribute the rights.
      The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
     Elective Distributions
      Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
      The depositary will make the election available to you only if we have timely requested that the distribution be made available to you, it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
      If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.
     Other Distributions
      Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.
      If we have timely requested that the distribution be made available to you, it is reasonably practicable to distribute such property to you and we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.
      The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
      The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.
      The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
     Redemption
      Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will mail notice of the redemption to the holders.
      The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable the holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Notices and Reports
      We will give the depositary notice in English of any shareholders meeting or any action by shareholders with respect to dividends, redemptions, distributions or offering of rights of deposited securities. We will also give the depositary other notices, reports and communications made generally available to our shareholders and our annual reports in English. At our request, the depositary will distribute such notices, reports and other communications to all holders of ADSs by mail, or if designated by the holder of the ADS as an acceptable means of notification, by means of electronic transmission. The depositary will make available a copy of any of the notices, reports or communications that we deliver to it for inspection by the holders of the ADSs at the depositary’s principal office, at the office of the custodian and at other designated transfer offices.
Changes Affecting Ordinary Shares
      The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of our company that changes the ordinary shares.
      If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs upon Deposit of Ordinary Shares
      The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.
      The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
      When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.
      If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-up of ADRs
      As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
      To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split-up of ADRs.
Withdrawal of Ordinary Shares upon Cancellation of ADSs
      As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
      If you hold an ADS registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of ordinary shares, the depositary will either return the number of ADSs representing any remaining fractional ordinary shares or sell the ordinary shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash.
      You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
      The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
      As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital — Voting Rights Attaching to the Shares.”

      Voting at our shareholder meetings is by show of hands unless a poll is demanded. The depositary will not join in demanding a poll whether or not it is requested to do so by holders of the ADSs. A poll may be demanded by (i) the chairman, (ii) at least three shareholders present in person or by proxy, (iii) any shareholder or shareholders present in person or by proxy holding not less than one-tenth of the total voting rights of our shares conferring the right to vote or (iv) any shareholder or shareholders present in person or by proxy holding shares of which the aggregate paid up sum is equal to not less than one-tenth of the total paid up sum of our shares conferring the right to vote. If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs as follows:

•	In the event of voting by show of hands, each shareholder has one vote irrespective of the number of shares held by such person; and

•	In the event of poll voting, each shareholder has an amount of votes equal to the number of shares held as of the applicable record date.
      At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In the event voting takes place at a shareholders’ meeting by show of hands, the depositary will instruct the custodian to vote all ordinary shares on deposit with the custodian in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the depositary will instruct the custodian to vote the ordinary shares on deposit with the custodian in accordance with the voting instructions received from the holders of ADSs. In the event of voting by poll, ordinary shares on deposit with the custodian for which no timely voting instructions have been received will not be voted (but all ordinary shares on deposit with the custodian will be represented at the meeting for quorum purposes if any timely voting instructions have been received from holders).
      Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted (except in the case voting is by show of hands, in which case the depositary will instruct the custodian to vote all ordinary shares on deposit with the custodian in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions).
Fees and Charges
      As an ADS holder, you will be required to pay the following service fees to the depositary:

Service:	Fees:

• Issuance of ADSs	Up to US$0.05 per ADS issued
• Cancellation of ADSs	Up to US$0.05 per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS issued
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per share (or share equivalent) distributed
• Annual Depositary Services Fee	Annually up to US$0.02 per ADS held on any applicable record date established by the Depositary
• Transfer of ADRs	US$1.50 per certificate presented for transfer

      As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
      We have agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary. You will receive prior notice of such changes.
Amendments and Termination
      We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
      You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).
      We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination.
      Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those ordinary shares on the same terms as prior to the termination. During such six months’ period the depositary will continue to collect all distributions received on the ordinary shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six months’ period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of Depositary
      The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

      The depositary will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
      The deposit agreement limits our obligations and the depositary’s obligations to you, which will not affect our liability under U.S. federal securities laws. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our memorandum and articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions
      In compliance with the provisions of the deposit agreement, the depositary may, in certain circumstances, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions. The depositary may engage in a pre-release transaction only under the following conditions:

•	at the time of the pre-release transaction, the person to whom the pre-release is being made must represent to the depositary that it or its customer (i) owns the ordinary shares or ADSs to be delivered, (ii) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and holds such ordinary shares and ADSs in trust for the depositary until delivery and (iii) unconditionally guarantees to deliver such ordinary shares or ADSs;

•	the pre-release transaction must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to close out the pre-release transaction on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the depositary deems appropriate.
      In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of total ordinary shares deposited, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. The depositary may also set limits with respect to the number of ADSs and ordinary shares involved in pre-release transactions with any one person on a case-by-case basis as it deems appropriate.
      The depositary may retain the compensation received from the pre-release transactions.
Taxes
      You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.
      The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
      The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

      If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; and

•	hold the foreign currency (without liability for interest) for the applicable holders.
Governing Law
      The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts and we have appointed an agent for service of process in The City of New York. See “Enforcement for Civil Liabilities.”

SHARES ELIGIBLE FOR FUTURE SALE
      Assuming no exercise of the over-allotment option and upon completion of this offering, we will have outstanding 6,250,000 ADSs representing 25% of our ordinary shares. All of these ADSs and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. The remaining 468,750,000 ordinary shares (or 464,062,500 ordinary shares after the full exercise of the over-allotment option) in our total issued share capital will be subject to lock-up agreements. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ADSs, and while application has been made for the ADSs to be quoted on the Nasdaq National Market, we cannot assure you that a regular trading market will develop in the ADSs. We have not listed and do not expect to list our ordinary shares.
Lock-Up Agreements
      We, our directors, executive officers and all existing shareholders have agreed that, without the prior written consent of Bear, Stearns & Co. Inc., neither we nor any of our directors and executive officers nor any of our existing shareholders will, during the period of 180 days from the date of this prospectus:

•	directly or indirectly, issue, offer, sell, agree to issue, offer to sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, or make any announcement of any of the foregoing,

•	establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder) with respect to any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, and

•	otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, whether or not such transaction is to be settled by delivery of our ADSs, ordinary shares, other securities, cash or other consideration.
      These restrictions do not apply to (i) the sale of our ordinary shares in the form of ADSs to the underwriters; (ii) the conversion or exchange of convertible or exchangeable securities outstanding on the date hereof; (iii) the exercise of currently outstanding options; and (iv) the grant and exercise of options under, or the issuance and sale of shares pursuant to, our share option scheme in effect on the date hereof. Factors that Bear, Stearns & Co. Inc. may consider in releasing a shareholder from the foregoing lock-up include (i) the price performance of the ADSs since the time of this offering, (ii) the reason given for releasing the shareholder from their lock-up, (iii) the number of ordinary shares the shareholder wished to have released from the lock-up and (iv) the amount of time that had elapsed since this offering.
      We have also agreed that, subject to certain exceptions, we will not file a registration statement under the Securities Act in connection with any transaction by us or any person that is prohibited pursuant to the foregoing. In addition, each of our directors and executive officers and existing shareholders has agreed that, without the prior written consent of Bear, Stearns & Co. Inc., they will not, during the period of 180 days from the date of this prospectus file or participate in the filing with the SEC of any registration statement, or circulate or participate in the circulation of any preliminary of final prospectus or other disclosure document with respect to any proposed offering or sale of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities.

Rule 144
      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least one year, is entitled to sell within any three-month period a number of ordinary shares that are “restricted securities” under the Securities Act that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately 6,250,000 shares immediately after this offering (assuming no exercise of the over-allotment option); or

•	the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which a notice of the sale on Form 144 is filed by such person with the SEC.
      Sales under Rule 144 must be through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period (in the case of restricted securities) of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.
Rule 701
      In general, under Rule 701 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, each of our employees, consultants or advisors who purchases shares, in the form of ADSs or otherwise, from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION
      The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. To the extent the discussion relates to matters of United States federal income tax law or legal conclusions and subject to the qualifications herein, it represents the opinion of Sidley Austin llp , our special U.S. counsel.
Cayman Islands Taxation
      The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
United States Federal Income Taxation
      The following is a summary of the principal United States federal income tax consequences under present law of an investment in the shares or ADSs. This summary applies only to investors that hold the shares or ADSs as capital assets and that have the U.S. dollar as their functional currency.
      The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as

•	banks;

•	insurance companies;

•	broker dealers;

•	traders in securities that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a share or ADS as part of a straddle, constructive sale, hedging, conversion or integrated transaction; or

•	holders that actually or constructively own 10% or more of our voting stock.

*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
Prospective purchasers are urged to consult their tax advisors about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of shares or ADSs.

*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*	*
      The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of shares or ADSs and you are for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) or partnership organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and the control of one or more United States persons; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
      If you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.
      If a partnership holds shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares or ADSs, you should consult your tax advisors.
      The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawal of shares for ADSs will not be subject to United States federal income tax.
      The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by individual U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by individual U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury.
U.S. Holders
     Taxation of Dividends and Other Distributions on the Shares or ADSs
      Subject to the passive foreign investment company rules discussed below, all our distributions to you with respect to the shares or ADSs, other than certain pro rata distributions of our shares or ADSs, will be includible in your gross income as ordinary dividend income when you, in the case of shares, or the depositary, in the case of ADSs, receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.
      Under current law, with respect to individual U.S. Holders for taxable years beginning before January 1, 2009, dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under recently published Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq National Market. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
      Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Distributions of ADSs or ordinary shares or rights to subscribe for ADSs or ordinary shares that are received as part of a pro rata distribution to all our shareholders generally should not be subject to United States federal income tax. In certain circumstances, a U.S. Holder that (i) has held the shares or ADSs for less than a specified minimum period during which it is not protected from the risk of loss, (ii) is obligated to make payments related to the dividends or (iii) holds the shares or ADSs in arrangements in which the U.S. Holder’s expected economic profit, after non-United States taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on Shares or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
     Taxation of Disposition of Shares or ADSs
      Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale or exchange of a share or ADS in an amount equal to the difference between the amount realized (in U.S. dollars) for the share or ADS and your tax basis (in U.S. dollars) in the share or ADS. The gain or loss will generally be capital gain or loss. If you are an individual who has held the share or ADS for more than one year, you will be eligible for reduced rates of taxation (generally 15% for taxable years beginning before January 1, 2009). You may deduct any loss resulting from the sale or exchange of a share or ADS only against other capital gains. If you are an individual, up to US$3,000 of capital loss in excess of your capital gains may be deducted against ordinary income. Excess capital losses may be carried forward. Any gain or loss that you recognize will generally be treated as United States source gain or loss.
     Passive Foreign Investment Company
      We believe that we are not a passive foreign investment company for United Sates federal income tax purposes and do not expect to become a passive foreign investment company in the future. A company is considered a passive foreign investment company for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
      We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
      In determining that we are not a passive foreign investment company, we are relying on our projected acquisition and capital expenditure plans for the current year and for future years. In addition, this determination is based on our current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the lowest selling price of the shares for the past year and have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may also result in us being classified as a passive foreign investment company. In addition, if our actual acquisitions and capital expenditure do not match our projections, we may become a passive foreign investment company.
      We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change. In particular, as we have valued our goodwill based on the market value of our shares or ADSs, a decrease in the price of our shares or ADSs below the lowest trading price of the shares or ADSs for the preceding year may result in us becoming a passive foreign investment company.
      If we are a passive foreign investment company for any taxable year during which you hold shares or ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the shares or ADSs, unless you make a “mark-

to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the shares or ADSs cannot be treated as capital, even if you hold the shares or ADSs as capital assets.
      If we are a passive foreign investment company, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a passive foreign investment company. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.
      Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the shares or ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the shares or ADSs as of the close of your taxable year over your adjusted basis in such shares or ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the shares or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the shares or ADSs, as well as to any loss realized on the actual sale or disposition of the shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such shares or ADSs. Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.
      The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that the ADSs will be listed on the Nasdaq National Market and, consequently, if the ADSs are regularly traded within the meaning of applicable U.S. Treasury regulations (i.e., in any calendar year the ADSs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter), the mark-to-market election would be available to you were we to be or become a passive foreign investment company.
      Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us for taxable years beginning before January 1, 2009, if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year.
      If you hold shares or ADSs in any year in which we are a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the shares or ADSs and any gain realized on the disposition of the shares or ADSs.

Non-U.S. Holders
      If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on dividends paid by us unless the income is effectively connected with your conduct of a trade or business in the United States.
      You generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of the shares or ADSs unless such gain is effectively connected with your conduct of a trade or business within the United States or you are a natural person who is present in the United States for 183 days or more and certain other conditions exist.
      Dividends and gains that are effectively connected with your conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if you were a U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.
Information Reporting and Backup Withholding
      In general, information reporting for United States federal income tax purposes will apply to distributions made on the shares or ADSs paid within the United States to a non-corporate United States person and on sales or other dispositions of the shares or ADSs to or through a United States office of a broker by a non-corporate United States person. Payments made outside the United States will be subject to information reporting in limited circumstances.
      In addition, backup withholding of United States federal income tax at a rate of 28% will apply to distributions made on shares or ADSs within the United States to a non-corporate United States person and on sales of shares or ADSs to or through a United States office of a broker by a non-corporate United States person who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	in certain circumstances, fails to comply with applicable certification requirements.
      The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.
      A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated March 29, 2006, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Bear, Stearns & Co. Inc. is acting as sole representative, the following numbers of ADSs:

Number
Underwriters	of ADSs

Bear, Stearns & Co. Inc.	4,968,750
Piper Jaffray & Co.	781,250
WR Hambrecht + Co, LLC	500,000

Total	6,250,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or the offering may be terminated.
      All sales of the ADSs in the United States will be made by U.S. registered broker/dealers.
      We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 937,500 additional ADSs from us and the selling shareholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments.
      The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$0.76 per ADS. After the initial public offering, the underwriters may change the public offering price.
      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per ADS				Total

	Without		With		Without		With
	Over-allotment		Over-allotment		Over-allotment		Over-allotment

Underwriting discounts and commissions paid by us	US$	1.260	US$	1.260	US$	6,300,000	US$	7,245,000
Expenses payable by us	US$	0.500	US$	0.435	US$	2,500,805	US$	2,500,805
Underwriting discounts and commissions paid by the selling shareholders	US$	1.260	US$	1.260	US$	1,575,000	US$	1,811,250
      The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the ADSs being offered.
      We, our directors, executive officers and all existing shareholders have agreed that, without the prior written consent of Bear, Stearns & Co. Inc., neither we nor any of our directors and executive officers nor any of our existing shareholders will, during the period of 180 days from the date of this prospectus:

•	directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, or make any announcement of any of the foregoing,

•	establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder) with respect to any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, and

•	otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, whether or not such transaction is to be settled by delivery of our ADSs, ordinary shares, other securities, cash or other consideration.
      These restrictions do not apply to the sale of our ordinary shares in the form of ADSs to the underwriters, the mandatory conversion of convertible securities outstanding on the date hereof and the grant of options under our share option scheme.
      We have also agreed that, subject to certain exceptions, we will not file a registration statement under the Securities Act in connection with any transaction by us or any person that is prohibited pursuant to the foregoing. In addition, each of our directors and executive officers and our existing shareholders has agreed that, without the prior written consent of Bear, Stearns & Co. Inc., they will not, during the period of 180 days from the date of this prospectus, file or participate in the filing with the SEC of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities.
      Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, all of the foregoing restrictions shall continue to apply to us, our directors and executive officers and all of our existing shareholders until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
      Our ADSs have been approved for quotation on The Nasdaq National Market under the symbol “GRRF”.
      In connection with the listing of the ADSs on The Nasdaq National Market, the underwriters will undertake to sell round lots of 100 ADSs or more to a minimum of 400 beneficial owners of ADSs.
      Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price for our ADSs offered by this prospectus was determined through negotiations between us and Bear, Stearns & Co. Inc., as representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the initial public offering price for our ADSs include:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information, the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management;

•	our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market and, if commenced, may be discontinued at any time.
      A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or securities dealers. In addition, such underwriters or dealers may agree to allocate a number of ADSs for sale to online brokerage account holders. ADSs to be sold in an electronic distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
      Certain of the underwriters or their affiliates may in the future provide investment banking and other financial services to us and our affiliates in the ordinary course of business and will receive customary compensation in connection therewith. The address of the representative of the underwriters, Bear, Stearns & Co. Inc., is 383 Madison Avenue, New York, New York 10179.
Selling Restrictions
     General
      No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. The foregoing restrictions do not apply to stabilization transactions.

European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State the underwriters have not made and may not make an offer of ADSs to the public in that Member State, except that the underwriters may, with effect from and including such date, make an offer of ADSs to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than E43,000,000 and (3) an annual net turnover of more than E50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of the above, the expression an “offer of ADSs to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in that Member State.

United Kingdom
      The underwriters have only communicated or caused to be communicated and may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any ADSs in, from or otherwise involving the United Kingdom.
     France
      Neither this prospectus nor any offering material relating to ADSs or ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France. Underwriters may not offer or sell any ADSs or ordinary shares or distribute or cause to be distributed any copies of this prospectus or any offering material relating to the ADSs or ordinary shares, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.
     Germany
      This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. Underwriters may not offer or sell any ADSs or ordinary shares or distribute copies of this prospectus or any document relating to the ADSs, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act and underwriters will not take any steps which would constitute a public offering of the ADSs or ordinary shares in Germany.

     Italy
      The offering of the ADSs or ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, each underwriter has represented and agreed that the ADSs or ordinary shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs or ordinary shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of 1st July, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of 24th February, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of 14th May, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the ADSs or ordinary shares or distribution of copies of this prospectus or any other document relating to the ADSs or ordinary shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of 1st September 1993, as amended (the “Banking Law Consolidated Act”) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.
     The Netherlands
      Underwriters may not offer, distribute, sell, transfer or deliver any ADSs or ordinary shares, directly or indirectly, in The Netherlands, as part of their initial distribution or at any time thereafter, to any person other than our employees or employees of our subsidiaries, individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (“Vrijstellingsregeling Wet toezicht effectenverkeer 1995”), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.
     Switzerland
      Underwriters may not offer or sell the ADSs and ordinary shares to any investors in Switzerland other than on a non public basis; this prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht); and none of this offering, the ADSs and ordinary shares has been or will be approved by any Swiss regulatory authority.
     Hong Kong
      The ordinary shares and ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares or ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares or ADSs which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore
      This prospectus has not been registered with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and may not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 257(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
      The underwriters will notify (whether through the distribution of the prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased ADSs from or through that underwriter, namely a person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.
     People’s Republic of China
      This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the People’s Republic of China. The ADSs and ordinary shares may not be offered or sold, directly or indirectly, in the People’s Republic of China. For the purposes of this paragraph, the People’s Republic of China excludes Hong Kong, Macau and Taiwan.
     Cayman Islands
      This prospectus does not constitute a public offering of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands.

Japan
      The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan. The underwriters have not offered or sold, and may not offer or sell, directly or indirectly, any ADSs in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.
LEGAL MATTERS
      The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Sidley Austin llp. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by GFE Law Office and for the underwriters by King & Wood. Sidley Austin llp may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Island’s law and upon GFE Law Office with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Island’s law and upon King & Wood with respect to matters governed by PRC law. In connection with this offering, Freshfields Bruckhaus Deringer has advised the selling shareholders as to matters of U.S. federal and New York law.
EXPERTS
      The consolidated financial statements of China GrenTech Corporation Limited as of December 31, 2003, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005, have been included herein and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form F-1 (File No. 333-132381) under the Securities Act with respect to our ordinary shares and a registration statement on Form F-6 (File No. 333-132385) under the Securities Act with respect to the ADSs offered by this prospectus. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and about the ADSs and the ordinary shares represented by the ADSs, you should refer to our registration statements and their exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statements.
      Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including annual reports on Form 20-F, and other information with the SEC. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.
      We will furnish to Citibank, N.A. as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will, if so requested by us and provided no legal prohibitions exist, mail to all holders of record of ADSs the information contained in any notice of a shareholder’s meeting it receives.
EXPENSES RELATING TO THIS OFFERING
      The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

SEC registration fee	US$	13,805
National Association of Securities Dealers filing fee		12,000
Nasdaq listing fee		130,000
Legal fees and expenses		1,000,000
Accounting fees and expenses		720,000
Printing fees		400,000
Other fees and expenses		225,000

Total	US$	2,500,805

      All amounts are estimated, except the SEC registration fee, the Nasdaq listing fee and the NASD filing fee.

China GrenTech Corporation Limited

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
China GrenTech Corporation Limited:
We have audited the accompanying consolidated balance sheets of China GrenTech Corporation Limited and subsidiaries as of December 31, 2003, 2004, and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China GrenTech Corporation Limited and subsidiaries as of December 31, 2003, 2004, and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2005, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(b) to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
February 22, 2006

China GrenTech Corporation Limited and subsidiaries
Consolidated Balance Sheets
as of December 31, 2003, 2004 and 2005
(RMB and US$ expressed in thousands)

						Pro Forma
	Note	2003	2004	2005	2005	2005

		RMB	RMB	RMB	US$	RMB
						(Unaudited)
						(Note 27)
Assets
Current assets
Cash and cash equivalents		181,988	302,932	128,608	15,936	128,608
Pledged time deposits	3	69,214	95,908	76,250	9,448	76,250
Accounts receivable, net	4	325,821	248,662	537,321	66,581	537,321
Inventories	5	169,125	296,404	370,136	45,865	370,136
Prepaid expenses and other current assets		18,464	57,831	51,275	6,354	51,275
Amounts due from related parties	21	2,651	—	—	—	—
Deferred income taxes and deferred tax charges	6	9,357	12,710	8,482	1,051	8,482

Total current assets		776,620	1,014,447	1,172,072	145,235	1,172,072
Property, plant and equipment, net	7	66,602	96,505	120,356	14,914	120,356
Lease prepayments, net	8	3,976	4,844	4,736	587	4,736
Investment securities	9	7,944	7,944	7,944	984	7,944
Goodwill				8,216	1,018	8,216
Intangible assets, net	10	187	150	113	14	113
Long-term accounts receivable	4	115,654	126,649	162,032	20,077	162,032

Total assets		970,983	1,250,539	1,475,469	182,829	1,475,469

Liabilities
Current liabilities
Short-term bank loans	14	239,850	164,850	160,614	19,902	160,614
Accounts payable		68,182	152,645	174,367	21,606	174,367
Bills payable		14,633	29,629	29,067	3,602	29,067
Accrued expenses and other payables	12	136,838	229,260	263,331	32,630	244,202
Amounts due to related parties	21	2,377	960	1,920	238	1,920
Income tax payable		12,915	24,476	28,344	3,512	28,344
Dividend payable		4,414	61,018	80,908	10,026	80,908

Total current liabilities		479,209	662,838	738,551	91,516	719,422
Long-term debt	15	171,325	171,325	167,053	20,700	—

Total liabilities		650,534	834,163	905,604	112,216	719,422

Commitments and contingencies	25
Minority interests		16,432	22,402	17,704	2,194	17,704

Mandatorily redeemable convertible preference shares US$0.00002 par value; 33,634,500 shares authorized, issued and outstanding as of December 31, 2003, 2004, and 2005; redeemable at US$5,300, US$5,459 and US$5,631 in aggregate as of December 31, 2003, 2004 and 2005, respectively (Pro forma: Nil shares issued and outstanding)	16	43,868	45,184	45,441	5,631	—

Shareholders’ equity
Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized; 466,365,500 issued and outstanding as of December 31, 2003, 2004 and 2005	17	77	77	77	10	83
(Pro forma: 500,000,000 shares issued and outstanding)
Contributed surplus		158,534	158,534	158,534	19,644	205,065
Statutory reserves		57,249	82,970	117,092	14,509	117,092
Retained earnings		44,289	107,209	231,017	28,625	416,103

Total shareholders’ equity		260,149	348,790	506,720	62,788	738,343

Total liabilities and shareholders’ equity		970,983	1,250,539	1,475,469	182,829	1,475,469

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Income
for the years ended December 31, 2003, 2004 and 2005
(RMB and US$ expressed in thousands, except per share data)

	Note	2003	2004	2005	2005

		RMB	RMB	RMB	US$
Revenues	18	360,816	566,504	716,270	88,755
Cost of revenues	19	(141,053)	(241,930)	(328,064)	(40,651)

Gross profit		219,763	324,574	388,206	48,104

Operating expenses:
Research and development costs	19	(12,410)	(16,326)	(30,616)	(3,794)
Sales and distribution expenses	19	(27,965)	(71,035)	(91,489)	(11,337)
General and administrative expenses	19	(23,865)	(29,744)	(41,057)	(5,087)

Total operating expenses		(64,240)	(117,105)	(163,162)	(20,218)

Operating income		155,523	207,469	225,044	27,886

Other income/(expense)
Interest income		3,049	4,006	3,213	398
Interest expense		(6,933)	(39,392)	(36,105)	(4,474)
Investment income		176	899	159	20
Foreign currency exchange gain		—	—	5,584	692
Grant income		7,293	716	16,732	2,073

Total other income/(expense)		3,585	(33,771)	(10,417)	(1,291)

Income before income tax expense and minority interests		159,108	173,698	214,627	26,595
Income tax expense	6	(7,841)	(16,020)	(26,097)	(3,233)

Income before minority interests		151,267	157,678	188,530	23,362
Minority interests, net of tax		(2,419)	(11,117)	(7,086)	(878)

Net income		148,848	146,561	181,444	22,484
Dividends, accretion to redemption value and foreign currency rate movements on mandatorily redeemable convertible preference shares	16	—	(3,509)	(2,428)	(301)

Net income available to ordinary shareholders		148,848	143,052	179,016	22,183

Net income per share available to ordinary shareholders:
— Basic	20	0.32	0.31	0.38	0.05

— Diluted	20	0.32	0.29	0.36	0.04

Weighted average number of ordinary shares:
— Basic	20	466,365,500	466,365,500	466,365,500	466,365,500

— Diluted	20	466,365,500	500,000,000	500,000,000	500,000,000

Unaudited pro forma net income per share available to ordinary shareholders:
— Basic	27		0.32	0.39	0.05

— Diluted	27		0.32	0.39	0.05

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2003, 2004 and 2005
(RMB and US$ expressed in thousands, except per share data)

		Ordinary shares
								Total
		Number		Registered	Contributed	Statutory	Retained	shareholders’
	Note	of shares	Amount	capital	surplus	reserves	earnings	equity

			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2003		—	—	112,000	46,611	25,439	98,576	282,626
Pushdown of reorganization long-term debt	15	—	—	—	—	—	(171,325)	(171,325)
Issuance of ordinary shares in connection with the reorganization	17	466,365,500	77	(112,000)	111,923	—	—	—
Net income		—	—	—	—	—	148,848	148,848
Appropriation to statutory reserves		—	—	—	—	31,810	(31,810)	—

Balance as of December 31, 2003		466,365,500	77	—	158,534	57,249	44,289	260,149
Net income		—	—	—	—	—	146,561	146,561
Appropriation to statutory reserves		—	—	—	—	25,721	(25,721)	—
Dividend declared on ordinary shares		—	—	—	—	—	(54,411)	(54,411)
Dividend declared on mandatorily redeemable convertible preference shares	16	—	—	—	—	—	(2,193)	(2,193)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	—	(1,316)	(1,316)

Balance as of December 31, 2004		466,365,500	77	—	158,534	82,970	107,209	348,790
Net income		—	—	—	—	—	181,444	181,444
Interest on reorganization debt paid by shareholders		—	—	—	—	—	8,567	8,567
Appropriation to statutory reserves		—	—	—	—	34,122	(34,122)	—
Dividend declared on ordinary shares	15	—	—	—	—	—	(29,653)	(29,653)
Dividend declared on mandatorily redeemable convertible preference shares	16	—	—	—	—	—	(2,139)	(2,139)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	—	(1,385)	(1,385)
Effects of foreign currency rate movements on mandatorily redeemable convertible preference shares		—	—	—	—	—	1,096	1,096

Balance as of December 31, 2005		466,365,500	77	—	158,534	117,092	231,017	506,720

Balance as of December 31, 2005 — US$		466,365,500	10	—	19,644	14,509	28,625	62,788

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2003, 2004 and 2005
(RMB and US$ expressed in thousands)

	2003	2004	2005	2005

	RMB	RMB	RMB	US$
Cash flow from operating activities
Net income	148,848	146,561	181,444	22,484
Adjustments to reconcile net income to net cash (used in)/ provided by operating activities:
Loss on disposal of property, plant and equipment	105	7	—	—
Depreciation of property, plant and equipment	5,789	11,622	16,707	2,070
Amortization of lease prepayments and intangible assets	126	131	145	18
Interest expense on Exchangeable Bonds	—	13,706	14,117	1,748
Minority interests	2,419	11,117	7,086	878
Provision for doubtful accounts	1,927	308	1,912	237
Deferred income taxes and deferred tax charges	(6,260)	(3,353)	4,228	525
Foreign currency exchange gain	—	—	(5,584)	(692)
Changes in operating assets and liabilities, net of effect of acquisition of a subsidiary:
Accounts receivable	(249,699)	70,016	(345,954)	(42,868)
Inventories	(44,118)	(127,278)	(73,732)	(9,136)
Prepaid expenses and other current assets	(8,042)	(39,365)	6,556	812
Accounts payable	34,454	84,463	21,722	2,692
Bills payable	(32,534)	14,996	(562)	(70)
Accrued expenses and other payables	11,473	22,518	54,476	6,750
Income tax payable	785	11,561	3,868	479
Amounts due to related parties	35,252	1,234	960	119

Net cash (used in)/provided by operating activities	(99,475)	218,244	(112,611)	(13,954)

Cash flow from investing activities
Purchase of property, plant and equipment	(28,634)	(46,080)	(40,961)	(5,076)
Purchase of land use rights	—	(962)	—	—
Increase in pledged time deposits	(51,532)	(26,694)	19,658	2,436
Acquisition of interests in subsidiary, net of cash acquired	(1,534)	(1,067)	—	—
Proceeds from sale of property, plant and equipment	74	466	403	50

Net cash used in investing activities	(81,626)	(74,337)	(20,900)	(2,590)

Cash flow from financing activities
Proceeds from issuance of mandatorily redeemable convertible preference shares	43,868	—	—	—
Repurchase of registered capital interests	(20,308)	(46,000)	—	—
Disposal of registered capital interests	66,308	—	—	—
Principal payments of short-term bank loans	(121,050)	(646,330)	(283,850)	(35,173)
Proceeds from short-term bank loans	286,050	571,330	279,614	34,648
Proceeds from/(payment for) collection of sold accounts receivable on behalf of financial institutions, net	—	98,037	(25,955)	(3,216)
Dividends paid	(3,337)	—	(10,622)	(1,316)

Net cash provided by/(used in) financing activities	251,531	(22,963)	(40,813)	(5,057)

Net increase/(decrease) in cash and cash equivalents	70,430	120,944	(174,324)	(21,601)
Cash and cash equivalents:
At beginning of year	111,558	181,988	302,932	37,537

At end of year	181,988	302,932	128,608	15,936

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries
Consolidated Statements of Cash Flows
for the years ended December 31, 2003, 2004 and 2005
(RMB and US$ expressed in thousands)
Supplemental Disclosure of Cash Flow Information:

	2003	2004	2005	2005

	RMB	RMB	RMB	US$
Cash paid during the year for:
Income tax	13,316	7,812	18,001	2,231
Interest expense	6,933	25,686	29,693	3,679
Non-cash Transactions

	2003	2004	2005	2005

	RMB	RMB	RMB	US$
Pushdown of reorganization long-term debt	—	171,325	—	—
Transfer of an investment in exchange for the extinguishment of payable	6,000	—	—	—
Interest on reorganization debt paid by shareholders	—	—	8,567	1,062
Acquisition of additional equity interest in subsidiary by transfer and exchange of accounts receivables	—	—	20,000	2,478

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
(1)  Principal Activities, Basis of Presentation and Organization
Principal Activities
      China GrenTech Corporation Limited (the “Company”, formerly known as Powercom Holdings Limited) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are principally engaged in the manufacture and sale of wireless coverage products and services in the People’s Republic of China (the “PRC”). The Group derives substantially all of its revenues from China United Telecommunications Corporation and its affiliates (the “China Unicom Group”), China Mobile Communications Corporation and its affiliates (the “China Mobile Group”) and China Telecom Corporation Limited and its affiliates (the “China Telecom Group”). At December 31, 2005, the China Unicom Group and the China Mobile Group are the only two licensed wireless operators in China. See Note 24.
Basis of Presentation and Organization
      The Company is incorporated in the Cayman Islands and was established on December 3, 2003, as part of the reorganization of Shenzhen GrenTech Company Limited (“Shenzhen GrenTech”, formerly known as Shenzhen Powercom Company Limited) and its subsidiaries (the “Reorganization”) in preparation of its anticipated initial public offering of securities. Shenzhen GrenTech was established in the PRC in July 1999 as a domestic limited liability company with registered capital of RMB 10,000,000. The registered capital was subsequently increased to RMB 112,000,000 in 2000. As of December 31, 2005, Shenzhen GrenTech’s principal subsidiaries consist of i) Shenzhen Lingxian Technology Company Limited (“Shenzhen Lingxian”), a 99% owned domestic limited liability company; ii) Quanzhou Lake Communication Company Limited (“Lake Communication”), an 80% owned domestic limited liability company and; iii) Quanzhou Lake Microwave Company Limited (“Lake Microwave”), an 80% owned domestic limited liability company.
      In connection with the Reorganization in December 2003, the shareholders of Shenzhen GrenTech, through a series of related transactions, including the issuance of Exchangeable Bonds (Note 15) to third party investors for proceeds of US$20,700,000, transferred their entire equity interests in Shenzhen GrenTech to the Company in exchange for 466,365,500 ordinary shares of the Company (see Note 17). As the Reorganization was completed for the sole purpose of establishing the legal structure of the Company in preparation for the initial public offering of securities of GrenTech, and as the shareholders’ proportionate equity interests in the Company upon consummation of the Reorganization were identical to their proportionate equity interests in Shenzhen GrenTech just prior to the consummation of the Reorganization, the accompanying consolidated financial statements have been prepared as a reorganization of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to the Company have been stated at the historical carrying amounts of Shenzhen GrenTech. In addition, the accompanying consolidated financial statements as of and for the year ended December 31, 2003, present the results of the Group as if Shenzhen GrenTech and its subsidiaries were transferred to the Company as of the beginning of fiscal 2003.
      The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).
      This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s principal subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
(2)  Summary of Significant Accounting Policies and Practices

(a)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Foreign Currency Transactions

The Company and its subsidiaries’ functional and reporting currency is the RMB.

Transactions denominated in currencies other than Renminbi (“RMB”) are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of the U.S. dollar against the RMB was adjusted from approximately RMB 8.28 per U.S. dollar on July 20, 2005 to RMB 8.11 per U.S. dollar on July 21, 2005.

For the convenience of the readers, the 2005 RMB amounts included in the accompanying consolidated financial statements have been translated into United States dollars at the rate of US$1.00 = RMB 8.0702, being the noon buy rate for U.S. dollars in effect on December 31, 2005 in the City of New York for cable transfer in Renminbi per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2005, or at any other date.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

As a result of the decline of the exchange rate of the U.S. dollar against RMB, the carrying value of the mandatorily redeemable convertible preference shares, which is denominated in U.S. dollar, was reduced by RMB 1,096,000 (US$136,000) for the year ended December 31, 2005. The effect of the foreign currency rate movement was reflected as an adjustment to shareholders’ equity in 2005.

(c)	Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount of property, plant and equipment, valuation allowances for accounts receivable, realizable values for inventories, and accrued warranty costs. Changes in facts and circumstances may result in revised estimates.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
          (d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, including certificates of deposit with initial terms of less than three months. For the purpose of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.
          (e) Accounts Receivable

Accounts receivable are stated at the historical carrying amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Provisions for doubtful accounts are charged to general and administrative expenses.

Outstanding account balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

The Company’s off-balance-sheet credit exposure consists of receivables sold to financial institutions that are subject to limited recourse (see Note 3) and bills receivable discounted with banks (see Note 25(iii)).
          (f) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct production cost and an allocated proportion of production overheads.
          (g) Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment.

Depreciation on property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years

Buildings	20
Equipment and machinery	5-10
Motor vehicles	10
Office equipment and computer software	5
          (h) Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.
          (i) Goodwill and Other Intangible Assets

Goodwill represents the excess of costs over the net fair value of tangible and identifiable intangible assets of businesses acquired. Goodwill and intangible assets other than goodwill which are

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)

determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) 142, Goodwill and Other Intangible Assets. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

As of December 31, 2005, goodwill was attributable to the acquisition of an additional 9% equity interest in Shenzhen Lingxian in 2005.

Separately identified intangible assets with estimated useful lives consist of registered patents. Amortization expense is recognized on a straight-line basis over the estimated useful life of 10 years.

Total amortization expense relating to intangible assets was RMB 37,000, RMB 37,000 and RMB 37,000 (US$5,000) for the years ended December 31, 2003, 2004 and 2005, respectively.
          (j)   Investment securities

Investments in equity securities of privately held companies where the Company’s level of ownership is such that it cannot exercise significant influence over the investee (i.e. voting common stock ownership of less than 20%) are stated at cost, adjusted for declines in fair value that are considered other than temporary. Fair value of the investments is estimated based on market value appraisals or other valuation techniques. In determining whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes, but is not limited to, the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance, cash flows and the net assets of the investee. Any impairment is charged to earnings and a new cost basis for the investment is established.
          (k)   Impairment of Long-Lived Assets

Long-lived assets, including intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, or, for identifiable intangibles with finite useful lives, by determining whether the amortization of the intangible asset balance over the remaining life can be recovered through undiscounted future cash flows. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)

fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable.
          (l)   Revenue Recognition

The Company derives revenues principally from the provision and sale of wireless coverage products and services, and to a lesser extent the sale of RF parts and components and RF-based wireless access products. Revenue is recognized when the risk and rewards of ownership are transferred, delivery has occurred or the services have been rendered, persuasive evidence of any arrangement exists, the price to the buyer is fixed and determinable and collectibility is reasonably assured. These criteria as they apply to the provision and sale of wireless coverage products and services, and the sale of RF-based parts and components and RF-based wireless access products are as follows:
                 Wireless coverage products and services

A wireless coverage products and services contract consists of two revenue-generating activities, or deliverables, the sale of wireless coverage products and the provision of installation services. Pursuant to Emerging Issues Task Force Issue No. 00-21,“Revenue Arrangements with Multiple Deliverables”, the equipment sale and the installation services are accounted for as separate units of accounting for the following reasons: i) the equipment has standalone value as it can and has been sold separately by the Company; ii) objective and reliable evidence of the fair value for the installation services exists as evidenced by the amount charged by independent third parties; and iii) there are no refund rights in these arrangements. As objective and reliable evidence of fair value exists for both the equipment and the installation services, the appropriate revenue recognition convention is separately applied to each of the two deliverables.

Revenue is allocated to each deliverable based on their relative fair values, such as the sales price for the deliverable when it is sold on a stand-alone basis or based on third-party pricing for a similar deliverable. Revenue attributable to the sale of the wireless coverage products element is recognized when i) the buyer has executed and signed a sale and purchase contract, which specifies the price, payment terms, and the wireless coverage products and installation services to be delivered and provided; ii) the wireless coverage products have been delivered to the buyer’s premises; iii) the risk and rewards of ownership and title of the delivered wireless coverage products have been transferred to the buyer; iv) the buyer has issued a completion certificate, which indicates the buyer’s acceptance of the functionality, specifications, and performance of the delivered wireless coverage products; and v) the Company has an enforceable legal right to receive the contractually specified amount in cash attributable to the delivered wireless coverage products and such right is not contingent upon the Company providing the remaining installation services or the buyer’s acceptance of the installation services.

A portion of the installation service deliverable is rendered concurrently with the delivery of wireless coverage products. As the amount of the wireless coverage products and service contract consideration is not contractually due and customer acceptance is not deemed to occur until the issuance of the completion certificate, revenue for the wireless coverage products deliverable is not recognized until a significant portion of the installation service has been rendered.

Revenue attributable to the installation service element of the contract is not recognized until i) the services have been rendered; ii) the buyer has issued a preliminary inspection certificate, which indicates the buyer’s acceptance of the installation services provided; iii) the Company has an enforceable legal right to receive the contractually specified amount in cash attributable to the

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)

installation service element of the contract and such right is not contingent upon the buyer’s issuance of a final inspection certificate; and iv) the Company’s remaining obligation relating to the buyer’s final acceptance of the installation services is considered inconsequential or perfunctory.

Pursuant to the terms of the Company’s contracts, the customers are generally required to pay i) a range of 30% to 60% of the contract sum either upon signing of the sales and purchase contract or the issuance of the completion certificate, ii) a range of 30% to 60% of the contract sum upon issuance of the preliminary inspection certificate, iii) a range of 10% to 30% of the contract sum upon the issuance of the final inspection certificate and iv) a range of zero to 10% of the contract sum upon the expiration of the warranty period. The Company has allowed its customers to pay the contract sum in installments as a standard business practice. Sales of wireless coverage products and services are made under these payment terms and, provided that the above criteria for revenue recognition are met, are recognized as revenue due to: i) the Company’s history of successfully collecting all amounts due under the original payment terms without making significant concessions on payments; and ii) the Company’s enforceable legal right to receive the contractually specified amount in cash attributable to the element of the contract that has been delivered, and the Company’s intent to enforce this right when considered necessary.

The portion of the contract sum recognized as revenue in excess of the amounts received under the contract payment terms is recorded in accounts receivable in the accompanying consolidated balance sheets. The portion of the amounts received under the contract payment terms in excess of the revenue recognized is recorded as deferred income and included in accrued expenses and other payables in the accompanying consolidated balance sheets. Amounts due under the contract terms beyond one year are reclassified as long term accounts receivable and are discounted at the prevailing interest rate as quoted by the PBOC. The Company has not experienced any credit losses on its wireless coverage product and service contracts.

Provisions for estimated settlement discounts provided to customers are recorded as a reduction of revenue in the same period that revenue is recognized. The provision for estimated settlement discounts, which is based on historical settlement data, is the Company’s best estimate of the amount of discounts to be provided to customers to encourage prompt payment.

For most wireless coverage product and service contracts, the Company provides free repairs and replacement for defective parts for a duration of 12 months to 36 months after the issuance of final inspection certificate. The Company records a provision for estimated future costs to be incurred during the warranty period in the same period that revenue is recognized. Allowances for warranties are recorded as cost of revenues and are established on an individual basis. The estimates reflect historic trends of warranty costs adjusted for specific conditions that may arise and the number of contracts under warranty at each financial year-end.

Certain of the Company’s wireless coverage product and service contracts contain penalty clauses in which a penalty is levied on the party responsible for the delay in the execution of the contract. In addition, under certain circumstances, certain contracts may be terminated should the Company fail to provide products or installation services within a specified timeframe. In the event of termination, the Company would be entitled to recover a portion of the contract consideration billable pursuant to its legally enforceable right under the PRC laws.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)

RF parts and components and RF-based wireless access products

The Company recognizes revenues from the sale of stand-alone RF parts and components and RF-based wireless access products when the risk and rewards of ownership and title to the products have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.
          (m)  Cost of Revenues

Cost of revenues consist primarily of material costs, payroll compensation, installation costs, depreciation, rentals and related expenses, which are directly attributable to the production of products and rendering of services. Write-down of inventory to lower of cost or market is also recorded in cost of revenues.
          (n)   Deferred Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.
          (o)   Advertising and Research and Development Costs

Advertising and research and development costs are expensed as incurred. Advertising costs included in sales and distribution expenses amounted to RMB 692,000, RMB 2,102,000, RMB 2,036,000 (US$252,000) for the years ended December 31, 2003, 2004 and 2005, respectively. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and maintenance expenses of research and development equipment, material costs and rental expenses for premises used for research and development.
          (p)   Freight Costs

The Company records freight costs related to the transporting of the raw materials to the Company’s warehouse in cost of revenues and all other outbound freight costs in sales and distribution expenses. For the years ended December 31, 2003, 2004, and 2005, freight costs included in cost of revenues were RMB 982,000, RMB 1,948,000 and RMB 2,546,000 (US$315,000), respectively, and RMB 831,000, RMB 2,289,000 and RMB 2,970,000 (US$368,000) were included in sales and distribution expenses, respectively.
          (q)   Bills Payable

Bills payable represent bills issued by financial institutions to the Company’s vendors. The Company’s vendors receive payments from the financial institutions direct upon maturity of the bills and the Company is obliged to repay the face value of the bills to the financial institutions. Interest is

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)

charged at the prevailing bank borrowing rate on the outstanding balances of the bills paid by the financial institution and is recorded as interest expense when incurred.
          (r)   Government Grants

Receipts of government grants to encourage research and development activities which are unconditional and non-refundable are recognized as grant income in the accompanying consolidated statements of income upon receipt.
          (s)   Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.
          (t)   Income per Share

In accordance with SFAS No. 128, Computation of Earnings per Share, basic net income per share available to ordinary shareholders is computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share available to ordinary shareholders is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of shares issuable pursuant to mandatorily redeemable convertible preference shares, and are determined using the as-converted method.
          (u)   Share-Based Payment

A share option scheme was established on August 25, 2005 (the “Scheme”) which allows the Company to grant options to its employees to acquire ordinary shares of the Company. The Company has adopted SFAS No. 123R “Share-Based Payment”, which requires that share based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, if any. No options have been granted under the Scheme.
          (v)   Segment Reporting

The Company uses the management approach in determining operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance. Based on this assessment, the Company has determined it has only one operating segment which is the manufacture and sale of communication products in the PRC.

In view of the fact that the Company operates and manages its business solely in the PRC and all of its customers are located in the PRC, no geographical segment information is presented.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
          (w)  Recently Issued Accounting Standards
                 SFAS No. 123 (revised)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment, which requires companies to measure and recognize compensation expenses for all stock-based payments at fair value. This Statement replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. This Statement is effective for all interim and annual periods beginning after June 15, 2005. In April 2005, the U.S. Securities and Exchange Commission issued a new rule that amended the compliance dates for SFAS No. 123R until the beginning of their first annual period beginning after June 15, 2005. Consequently, the Company has elected to defer the adoption of the Statement until January 1, 2006. The Company has not entered into any share-based payment arrangements that are within the scope of this Statement as of the date of this Statement.
                 SFAS No. 151

In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43. This Statement requires amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Given the production lines of the Company have generally reached the normal capacity and there were no idle production facilities in 2004, the Company does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial statements.
                 SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, and amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. This Statement amends APB Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
(3)  Pledged Time Deposits
      Pledged time deposits at December 31, 2003, 2004 and 2005 consist of the following:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Pledged deposits with financial institutions for security on:
— accounts receivable sold (Note (a))	—	57,365	57,198	7,087
— short-term bank loans (Note (b))	44,020	10,000	—	—
— bills payable (Note (c))	25,194	28,543	19,052	2,361

	69,214	95,908	76,250	9,448

a)	In 2004, the Company entered into several one-year agreements with independent financial institutions to sell, on an ongoing basis, accounts receivable up to a specified amount of RMB 400,000,000. Accounts receivable are sold at a discount, which is adjusted based upon the timing of collection by the financial institutions. Under the terms of certain agreements, a portion of the sold receivables are subject to certain limited recourse provisions pursuant to which the Company is required to deposit twenty percent of the sale proceeds into a restricted bank account as security in the event of default of payment by the paying accounts receivable customer. The cash in the restricted bank account is released to the Company upon full payment by the customer and is released on a proportionate basis to the extent that the collections fall short of the amount of accounts receivable sold. The Company has not experienced any losses under these recourse provisions during the three year period ended December 31, 2005. In addition, in 2004, the Company entered into a receivable selling agreement with a financial institution for the sale of RMB 50,000,000 accounts receivable on a non-recourse basis for which no deposit is required. The Company has surrendered control over the accounts receivable transferred to the financial institutions. Accordingly, pursuant to the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, accounts receivable of RMB 375,200,000 and RMB 180,117,000 (US$22,319,000) has been derecognized from the balance sheet on the date of the transfer during 2004 and 2005, respectively. The Company has received proceeds from the sale of the accounts receivable of RMB 360,234,000 and RMB 174,111,000 (US$21,575,000) for the years ended December 31, 2004 and 2005, and has recorded a discount on the sale of accounts receivable of RMB 14,966,000 and RMB 6,006,000 (US$744,000) which is included in interest expense for the years ended December 31, 2004 and 2005. Discount on the sale of accounts receivable is calculated based on the time when the agreement was entered into but is subject to adjustments for the actual collections of the accounts receivable. These adjustments are recorded as interest expenses in the period on which it occurs.

Pursuant to the sales agreements with the financial institutions, the Company is responsible for servicing the accounts receivable sold until the expiration of the sales agreements. The service obligations primarily comprise of serving notice to customers and collecting the cash on behalf of the financial institutions and remitting the cash to the financial institutions by a specified period of time. No servicing obligation was recorded at the date of sale as the amount was considered to be immaterial. As of December 31, 2004 and 2005, an amount of RMB 98,037,000 and RMB 72,082,000 (US$8,932,000) has been collected by the Company pending transfer to the financial institutions, respectively, and are included in accrued expenses and other payables in the accompanying consolidated balance sheets.

b)	As of December 31, 2003 and 2004, time deposits of RMB 44,020,000 and RMB 10,000,000 (US$1,208,000) were pledged as security short-term bank loans of RMB 54,000,000 and RMB 10,000,000 (US$1,208,000) respectively (Note 14). No time deposit was pledged as security for short-term bank loan as of December 31, 2005.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)

c)	The Company has entered into several bills financing facilities with banks during the years presented. Under the terms of the arrangements, cash deposits ranging from 30% to 100% of the respective bills financing facilities amount were pledged to the banks. The pledged deposits will be released upon the termination or expiry of these facilities.
(4)  Accounts Receivable, net
      Accounts receivable at December 31, 2003, 2004 and 2005 consist of the following:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Accounts receivable	441,032	376,078	701,623	86,940
Less: Allowance for doubtful accounts	(1,927)	(2,235)	(4,147)	(514)

	439,105	373,843	697,476	86,426
Amounts due after one year, net	(115,654)	(126,649)	(162,032)	(20,077)

	323,451	247,194	535,444	66,349
Bills receivable	2,370	1,468	1,877	232

	325,821	248,662	537,321	66,581

      Pursuant to the terms of the Company’s contracts to provide wireless coverage products and services (Note 2(l)), amounts due beyond one-year are reclassified as long-term accounts receivable in the accompanying consolidated balance sheets, being discounted at the applicable discount rate at the time of sale. For the years ended December 31, 2003, 2004 and 2005, the weighted average discount rates, equal to the Company’s incremental borrowing rates, were 3.09%, 4.23% and 4.42% per annum respectively.
      An analysis of the allowance for doubtful accounts for 2003, 2004 and 2005 is as follows:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	—	1,927	2,235	277
Charge to statements of income	1,927	308	1,912	237

Balance at end of year	1,927	2,235	4,147	514

      As of December 31, 2003, 2004 and 2005, the Company pledged its accounts  receivable with a carrying value of RMB 21,606,000, RMB 41,831,000 and RMB 106,615,000 (US$13,211,000) to banks as collateral for short-term bank loans of RMB 15,000,000, RMB 29,000,000 and RMB 50,760,000 (US$6,290,000) respectively (Note 14).
(5)  Inventories
      Inventories at December 31, 2003, 2004 and 2005 consist of the following:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Raw materials	41,494	43,799	55,572	6,886
Work-in-progress	2,461	4,991	4,057	503
Finished goods	125,170	247,614	310,507	38,476

	169,125	296,404	370,136	45,865

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
      Included in finished goods are wireless coverage products delivered to customers’ sites which have not been accepted by the customers through the issuance of the completion certificates. Also included in finished goods are deferred installation costs related to wireless coverage products delivered and installed for which the related completion and/or inspection certificates have not been issued at the respective year end dates. The deferred installation costs are charged to cost of revenue in the same period that the revenue attributable to the installation service is recognized. As at December 31, 2003, 2004 and 2005, deferred installation costs amounted to RMB 39,245,000, RMB 68,231,000 and RMB 50,626,000 (US$6,273,000), respectively.
(6)  Income Tax Expense
          Cayman Islands Tax
      Under the current Cayman Islands laws, the Company is not subject to tax on income or capital gains.
          PRC Tax
      Subsidiaries established in the Shenzhen Special Economic Zone of the PRC, such as Shenzhen GrenTech and Shenzhen Lingxian, are subject to income tax at a rate of 15%. Lake Microwave is a foreign investment enterprise (“FIE”) established in a coastal open economic area and is subject to income tax at a rate of 27%. Lake Communication is subject to income tax at a rate of 33%.
      Pursuant to the applicable Income Tax Law of the PRC, Shenzhen GrenTech is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter, a 50 percent relief from income tax for the following three years (the “tax holiday”). The local tax bureau initially determined 2000 as the first profit-making year of Shenzhen GrenTech and therefore, Shenzhen GrenTech was exempted from income tax in 2000 and 2001, and income tax for 2002 was provided for at a reduced rate of 7.5%. Subsequent to the initial determination, the PRC tax authorities reversed the initial determination in 2004 and concluded that the first profit-making year of Shenzhen GrenTech should have been 2001. Consequently, PRC income tax previously paid in 2002 of RMB 12,781,000 (US$1,579,000) was refunded in 2004 which was recorded as a reduction to income tax expense in 2004. PRC income tax on Shenzhen GrenTech’s operations for the years ended December 31, 2003, 2004 and 2005 has been provided at the rate of 7.5%.
      Shenzhen GrenTech applied for and was granted on December 13, 2005, an extension of its 50 percent relief from income tax for an additional three-year period commencing from January 1, 2006.
      Shenzhen Lingxian is entitled to full exemption from income tax for two years starting from the first profit-making year and a 50% reduction in the next three years as approved by the tax authorities. The first profit-making year of Shenzhen Lingxian was 2002, and accordingly, no income tax was provided in 2002 and 2003 while income tax for 2004 has been provided at the rate of 7.5%.
      All the income and income tax expense derived by the Company is domestic in nature.
      Income tax expense consists of:

PRC Income tax	Current	Deferred	Total

	RMB’000	RMB’000	RMB’000
Year ended December 31, 2003	14,101	(6,260)	7,841

Year ended December 31, 2004	19,373	(3,353)	16,020

Year ended December 31, 2005	21,869	4,228	26,097

Year ended December 31, 2005 (US$)	2,708	525	3,233

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
      Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiaries) for the years ended December 31, 2003, 2004 and 2005 for the following reasons:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Income before income tax expense	159,108	173,698	214,627	26,595
Computed “expected” tax expense	23,866	26,055	32,194	3,989
Non-deductible entertainment expenses	1,650	4,515	4,072	504
Other non-deductible expenses	1,225	2,313	284	34
Non-taxable income	(361)	(562)	(1,317)	(163)
Tax rate differential of other subsidiaries	200	7,122	7,241	898
Tax holiday	(18,739)	(10,642)	(16,377)	(2,029)
Income tax refund	—	(12,781)	—	—

Actual income tax expense	7,841	16,020	26,097	3,233

      The tax effects of temporary differences that give rise to significant portions of the deferred tax asset as of December 31, 2003, and 2004 and 2005 are presented below.

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Accounts receivable	3,425	4,849	4,637	575
Accrued expenses	887	899	884	109

Total deferred tax assets	4,312	5,748	5,521	684

      As of December 31, 2003, 2004 and 2005, included in deferred income tax and deferred tax charges in the accompanying consolidated balance sheets are deferred tax charges on unrealized profit on intercompany revenues in the amount of RMB 5,045,000, RMB 6,962,000 and RMB 2,961,000 (US$367,000), respectively.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes that the deferred tax asset as of December 31, 2003, 2004 and 2005 is more likely than not to be realized. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
(7)  Property, Plant and Equipment, net
      Property, plant and equipment consist of the following:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Buildings	11,600	9,686	9,686	1,200
Equipment and machinery	56,619	94,961	129,973	16,105
Motor vehicles	10,513	14,714	18,216	2,257
Office equipment and computer software	3,414	4,074	5,751	714

	82,146	123,435	163,626	20,276
Accumulated depreciation	(15,544)	(26,930)	(43,270)	(5,362)

	66,602	96,505	120,356	14,914

(8)  Lease Prepayments, net

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Prepaid land use rights	4,459	5,421	5,421	672
Accumulated amortization	(483)	(577)	(685)	(85)

	3,976	4,844	4,736	587

      Amortization expense for the years ended December 31, 2003, 2004 and 2005 was RMB 89,000, RMB 94,000 and RMB 108,000 (US$13,000), respectively.
(9) Investment securities
      As at January 1, 2003, the Company’s investment securities represented 8.2% equity interest in Quanzhou Bank, a privately held bank, which is accounted for using the cost method. The carrying value of investment securities as of January 1, 2003 was RMB 13,944,000. Pursuant to an arrangement between the Company and an independent third party, the Company held 3.53% of equity interest in Quanzhou Bank on behalf of the independent third party which was included as part of the Company’s investment. Under the PRC laws, the arrangement is not legally binding and the amount of RMB 6,000,000, being the consideration paid for the acquisition of 3.53% equity interest in Quanzhou Bank, received from the independent third party was recorded in other payables. On September 7, 2003, the Company transferred the 3.53% equity interest in Quanzhou Bank to that independent third party in exchange for the release and extinguishment of RMB 6,000,000 payable. As at December 31, 2003, 2004 and 2005, the Company held 4.67% equity interest in Quanzhou Bank with a carrying value of RMB 7,944,000 (US$984,000).
(10) Intangible Assets, net

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Patent	375	375	375	46
Accumulated amortization	(188)	(225)	(262)	(32)

	187	150	113	14

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
      Amortization expense for the years ended December 31, 2003, 2004 and 2005 was RMB 37,000, RMB 37,000 and RMB 37,000 (US$5,000), respectively.
      The estimated amortization expense of intangible assets for the next five years is as follows:

	RMB’000	US$’000

2006	37	4
2007	37	4
2008	37	4
2009	2	2
2010	—	—

	113	14

(11) Acquisitions
      In November 2003, the Company acquired a 51% equity interest in Lake Microwave from Lake HK and Lake Microwave became a subsidiary of the Company. In June 2004, the Company further acquired an additional 29% equity interest in Lake Microwave. The purchase price in respect of the acquisition of 51% equity interest was RMB 4,385,000, representing cash of RMB 1,534,000 (net of cash acquired of RMB 343,000) and the exchange of 10% equity interest in Lake Communication which had an estimated fair value on the date of consummation of RMB 2,851,000. The purchase price of the 51% equity interest was allocated to the estimated fair value of net assets acquired with no goodwill being recognized. In determining the fair value of the 10% equity interest issued to effect the business combination, the Company utilized the fair value of 51% equity interest of Lake Microwave. There was no material gain or loss on the exchange of the equity interest in Lake Communication. The purchase price in respect of the 29% equity interest was cash of RMB 1,067,000. The excess of the fair value of net assets acquired (the net assets acquired primarily comprised of cash, property, plant and equipment and accounts receivable and payable) over the purchase price was applied to reduce property, plant, and equipment. Accordingly, the results of operations of Lake Microwave are consolidated and included in the financial statements of the Company from November 2003 onwards.
      On March 28, 2005, the Company entered into a sale and purchase agreement with Ms Zhang Xin Jun, the 10% minority shareholder of Shenzhen Lingxian, whereby Ms Zhang agreed to sell 9% equity interest in Shenzhen Lingxian to Shenzhen GrenTech for RMB 20,000,000 (US$2,472,000). The purchase price was based on the estimated fair value of 9% equity interest of Shenzhen Lingxian as of March 28, 2005, and was paid by the transfer of the Company’s accounts receivable of RMB 20,000,000 (US$2,472,000). As a result of this transfer, the minority interest of Shenzhen Lingxian held by Ms. Zhang was reduced to 1%.
      The above acquisitions, individually and in the aggregate, were not considered significant to the Company’s financial position or results of operations.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
(12) Accrued Expenses and Other Payables
      Accrued expenses and other payables at December 31, 2003, 2004 and 2005 consist of the following:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Amounts collected on sold accounts receivable on behalf of financial institutions (Note 3)	—	98,037	72,082	8,932
Payables for contractors	14,878	3,134	—	—
Allowance for product warranties (Note 13)	9,623	11,981	11,794	1,462
Accruals for salaries and welfare	10,122	13,151	8,394	1,040
Deferred income	4,528	46,367	85,145	10,551
Value-Added Tax (“VAT”) payable	36,500	14,871	45,985	5,698
Accrued interest on Exchangeable Bonds (Note 15)	—	13,706	19,129	2,370
Amount due to former shareholders (Note 17)	46,000	—	—	—
Others	15,187	28,013	20,802	2,577

	136,838	229,260	263,331	32,630

(13) Allowance for Product Warranties
      An analysis of the allowance for product warranties for 2003, 2004 and 2005 is as follows:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Balance at beginning of year	6,661	9,623	11,981	1,485
Amount charged to expense	6,467	8,011	9,281	1,150
Amount utilized	(3,505)	(5,653)	(9,468)	(1,173)

Balance at end of year	9,623	11,981	11,794	1,462

(14) Short-Term Bank Loans
      Short-term bank loans outstanding, which are all denominated in Renminbi, are as follows:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
— Unsecured	140,850	125,850	109,854	13,612
— Secured	69,000	39,000	50,760	6,290
— Guaranteed (Note 21)	30,000	—	—	—

	239,850	164,850	160,614	19,902

      During the years ended December 31, 2003, 2004 and 2005, the Company entered into various loan agreements with commercial banks with terms ranging from three months to one year to finance its working capital. None of the loan agreements requires the Company to comply with any financial covenants. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2003, 2004 and 2005 were 3.09%, 4.23% and 4.42% per annum, respectively.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
      The Company had available undrawn committed bank loan and bills financing facilities amounting to RMB 85,310,000 (US$10,571,000) as of December 31, 2005. In addition, the Company had available undrawn committed receivable selling facilities of RMB 171,760,000 (US$21,283,000) as of December 31, 2005.
(15) Long-Term Debt
      On December 17, 2003, the shareholders of the Company entered into an Exchangeable Bonds Subscription Agreement (the “Agreement”) with three investors — Actis China Investment Holdings No. 1 Limited (“Actis China”), Standard Chartered Private Equity Limited (“SCPEL”) and JAFCO Asia Technology Fund (“JATF”). Pursuant to the Agreement, the shareholders of the Company issued exchangeable bonds (“Exchangeable Bonds”) at par value bearing interest at a rate of 5% per annum, to Actis China, SCPEL and JATF for a total consideration of US$20.7 million. The bond holders are entitled to a premium payment when the total dividend as declared and paid to ordinary shareholders exceeds a specified amount. The Exchangeable Bonds will be automatically converted into approximately 131,365,500 existing ordinary shares held by the shareholders of the Company at a conversion price of US$0.16 per share immediately prior and upon an initial public offering. Accordingly, no new ordinary shares will be issued by the Company. The conversion price was determined based on the estimated fair value of the Company’s ordinary shares at the date of the Agreement. Proceeds received by the shareholders from the issuance of the Exchangeable Bonds were entirely used by the shareholders to subscribe 461,365,500 newly issued ordinary shares of the Company. The Company used the proceeds from the sale of 461,365,500 newly issued ordinary shares to complete the Reorganization through the acquisition of Shenzhen GrenTech by its wholly owned subsidiary, GrenTech (BVI) Limited. The effect of these transactions was to distribute the proceeds from the issuance of the Exchangeable Bonds to the Company’s existing shareholders. The ultimate shareholders and their respective proportionate ordinary share ownership interest in the underlying net assets of the Company were identical to their respective equity interests held in Shenzhen GrenTech as a result of these transactions (Note 1).
      In connection with issuance of the Exchangeable Bonds, the Company has provided a guarantee to the bondholders effective from the date of the Agreement until all liabilities of the shareholders under the Exchangeable Bonds and the Agreement are discharged in full when the Exchangeable Bonds are converted to ordinary shares or redeemed. Under the Agreement and the relevant guarantee and the share pledge agreements, the Company is subject to various covenants and restrictions, including a minimum after-tax profit requirement. In addition, whether the anticipated initial public offering is successful or not, the holders of Exchangeable Bonds are entitled to redeem the Exchangeable Bonds at any time after three years from the date of issuance of the preference shares or in the event of the occurrence of triggering events such as the Company receiving third party demand letters for immediate repayment of aggregate indebtedness over RMB 50,000,000. The Exchangeable Bonds are redeemable at an amount equal to the principal amount of the Exchangeable Bonds plus 8% interest.
      Because the Exchangeable Bonds are guaranteed by the Company, the debt obligation and related interest costs have been pushed down to the Company, and are reflected in the consolidated financial statements as though the Company was the primary obligor. The push down of the Exchangeable Bonds is reflected as long-term debt in the accompanying consolidated balance sheets, with a corresponding decrease in retained earnings. In association with the pushed down debt and pursuant to the guarantee given by the Company, interest expense of RMB 13,706,000 and RMB 14,117,000 (US$1,749,000), calculated based on interest of 8% per annum, was pushed down and recognized with a corresponding increase to interest payable for the year ended December 31, 2004. The amount of interest payable by the Company will depend on the satisfaction of the obligation by the shareholders pursuant to the guarantee arrangement specified above. Upon satisfaction of the obligation by the shareholders or release of the guarantee, the amount of interest payable will be recorded as an adjustment to retained earnings. Any unpaid portion will be credited as contributed surplus upon the conversion of the Exchangeable Bonds.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
      In January 2005, shareholders of the Company satisfied their obligation and paid interest on the Exchangeable Bonds in the amount of RMB 8,567,000 (US$1,062,000) and, accordingly, the Company reduced its accrued interest on Exchangeable Bonds and increased retained earnings by the same amount.
      In January 2006, shareholders of the Company further satisfied their obligation and paid interest on the Exchangeable Bonds in the amount of RMB 8,353,000 (US$1,035,000). The further satisfaction of the shareholders’s obligation in the form of interest payments will be accounted for in a similar manner in the fiscal 2006 consolidated financial statements.
(16) Mandatorily Redeemable Convertible Preference Shares
      On December 30, 2003, the Company received RMB 43,565,000 (US$5,300,000) from three investors — Actis China, SCPEL and JATF, in exchange for 33,634,500 mandatorily redeemable convertible preference shares. The holders of the preference shares are entitled to a fixed cumulative preference dividend of 5% per annum based on the face value of the preference shares and a special dividend as when the total dividend declared and payable to the ordinary shareholders exceeds a certain amount. In addition, upon redemption, the Company is required to pay the subscription price plus an 8% per annum compounded return less any preference dividends accrued, declared or paid up to the date of redemption. Cumulative preference dividends and accretion to redemption value are reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statements of income. In December 2004 and 2005, the directors declared a preference share dividend of RMB 0.065 and RMB 0.064 (US$0.008) per share, respectively, totalling RMB 2,193,000 and RMB 2,139,000 (US$265,000) to the holders of preference shares. In addition, accretion to redemption value of RMB 1,316,000 and RMB 1,385,000 (US$172,000), being the difference between the 8% yield on the mandatorily redeemable convertible preference shares upon redemption and the actual dividend declared of 5%, was accrued as of December 31, 2004 and 2005, respectively. The mandatorily redeemable convertible preference shares contain the following terms:
     Liquidation Preference
      On a distribution of assets of the Company on a winding up or other return of capital, the holders of the preference shares are entitled, in proportion to the number of preference shares held by them and in priority to any holder of any other class of shares, to receive an amount equal to the sum of the subscription price of the preference shares and any and all accrued and unpaid dividends.
     Conversion
      In accordance with the articles of association of the Company, the holders of the preference shares have the right to convert their preference shares into ordinary shares only upon the occurrence of an initial public offering of the Company’s ordinary shares. The rate at which the preference shares shall be converted into ordinary shares shall be one ordinary share for every one preference share, subject to certain anti-dilutive adjustments.

Redemption
      In accordance with the articles of association of the Company, the holders of preference shares are entitled to redeem the preference shares upon serving written demand to the Company. Such demand may be made by a holder of preference share at any time after three years from the date of issuance of the preference shares or in the event of the occurrence of a triggering event as specified in the articles of association, such as receiving third party demand letters for immediate repayment of aggregate indebtedness over RMB50,000,000.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)

Voting Rights
      Each mandatorily redeemable preference share carries the same number of votes as an ordinary share.
(17) Shareholders’ equity

Registered capital
      Prior to the Reorganization, the registered capital of Shenzhen GrenTech was RMB 112,000,000. Capital contribution in excess of the registered capital was credited to contributed surplus.
      In October 2003, Shenzhen GrenTech, repurchased a total of 28.672% equity interests from two shareholders, for total consideration of RMB 66,308,000 of which RMB 20,308,000 and RMB 46,000,000 was paid in 2003 and 2004 respectively. Shenzhen GrenTech, through Shenzhen Lingxian, simultaneously sold 28.672% equity interests to the three existing shareholders of Shenzhen GrenTech for a total consideration of RMB 66,308,000 which was fully received as of December 31, 2003. In connection with the said share transfers, the Company had unrestricted use of the excess cash proceeds from the reissuance of shares over the amounts paid through the final settlement in 2004. Since all of the risks and rewards ownership of the said shares of Shenzhen GrenTech were transferred to the three existing shareholders simultaneously with the purchase of the equity interests by Shenzhen GrenTech, the share transfers are deemed to occur at the same time for accounting purposes.

Ordinary shares
      In connection with the Reorganization described in Note 1, the Company issued 932,731 ordinary shares (as adjusted for the five-hundred-for-one share split as described below) to the shareholders of Shenzhen GrenTech in exchange for the transfer of their equity interests in Shenzhen GrenTech. Accordingly, the registered capital of Shenzhen GrenTech was eliminated through a corresponding increase in the par value of ordinary shares of RMB 77,000 and contributed surplus of RMB 111,923,000.
      On August 25, 2005, the Company declared a five-hundred-for-one share split of the Company’s shares. The share split was effected in the form of subdividing each of the Company’s issued and unissued ordinary shares and mandatorily redeemable convertible preference shares into 500 ordinary shares and 500 redeemable convertible preference shares, respectively. The par value of the ordinary shares was adjusted from US$0.01 per share to US$0.00002 per share. All references in the accompanying consolidated financial statements and notes to the number of shares, per share amounts and par value data of the Company’s ordinary and mandatorily redeemable convertible preference shares have been restated to reflect the effect of the share split for all periods presented.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
(18) Revenues
      The Company derives revenues from the provision of wireless coverage products and services, which consist of the sale of wireless coverage equipment and the rendering of related installation services, as well as sales of RF parts and components and RF-based wireless access products. The components of revenues are as follows:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Sale of wireless coverage products	330,594	503,904	614,503	76,145
Installation services of wireless coverage products	22,116	30,115	69,338	8,592
Other products	18,083	33,857	25,602	3,172

	370,793	567,876	709,443	87,909
Less: (Provision for)/write back of settlement discounts	(9,977)	(1,372)	6,827	846

	360,816	566,504	716,270	88,755

(19) Depreciation
      Depreciation of property, plant and equipment is included in the following:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Cost of revenues	3,389	6,917	10,824	1,341
Research and development costs	734	1,065	1,931	239
Sales and distribution expenses	672	1,468	1,760	218
General and administrative expenses	994	2,172	2,192	271

	5,789	11,622	16,707	2,069

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
(20) Net Income per share available to Ordinary Shareholders
      Basic and diluted net income per share available to ordinary shareholders for the years ended December 31, 2003, and 2004, and 2005 have been calculated as if 466,365,500 ordinary shares had been issued and outstanding, for all periods presented as follows:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
Net income available to ordinary shareholders	148,848	143,052	179,016	22,183
Denominator for basic net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	466,365,500	466,365,500	466,365,500	466,365,500

Basic net income per share available to ordinary shareholders	0.32	0.31	0.38	0.05

Net income available to ordinary shareholders	148,848	143,052	179,016	22,183
Dividend, accretion to redemption value and foreign currency rate movements on mandatorily redeemable convertible preference shares	—	3,509	2,428	301

Diluted net income available to ordinary shareholders	148,848	146,561	181,444	22,484
Denominator for diluted net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	466,365,500	466,365,500	466,365,500	466,365,500
Weighted average number of mandatorily redeemable convertible preference shares	—	33,634,500	33,364,500	33,364,500

	466,365,500	500,000,000	500,000,000	500,000,000

Diluted net income per share available to ordinary shareholders	0.32	0.29	0.36	0.04

(21) Related Party Transactions
      The principal related party transactions during the years ended December 31, 2003, 2004 and 2005 are as follows:

	Note		2003	2004	2005	2005

			RMB’000	RMB’000	RMB’000	US$’000
Payment for rental	(a	)	—	960	960	119

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
      Amounts due from and due to related parties as of December 31, 2003, 2004 and 2005 are as follows:

	Note		2003	2004	2005	2005

			RMB’000	RMB’000	RMB’000	US$’000
Due from related companies:
Shenzhen Heng Xing Yue Industrial Co., Ltd (“Shenzhen HXY”)	(b	)	800	—	—	—
Quanzhou Lake Microwave Communication Equipment Co., Ltd. (“Lake Microwave Communication Equipment”)	(c	)	1,045	—	—	—
Shenzhen Baoren Marketing Co., Ltd (“Shenzhen Baoren”)	(a	)	806	—	—	—

			2,651	—	—	—

Due to related companies:
Lake (Hong Kong) Technology Limited (“Lake HK”)	(d	)	(1,877)	—	—	—
Lake Microwave Communication Equipment	(d	)	(500)	—	—	—
Shenzhen Fang Sheng AutoBig World Management Co., Ltd (“Shenzhen Fang Sheng”)	(a	)	—	(960)	(1,920)	(238)

			(2,377)	(960)	(1,920)	(238)

Notes:

(a)	Shenzhen GrenTech has occupied certain premises in an office building of floor area of approximately 1,433.35 square metres since the year of 2000 owned by Shenzhen Baoren prior to October 2002 and owned by Shenzhen Fang Sheng since then. Certain directors of the Company are also directors of Shenzhen Baoren and Shenzhen Fang Sheng. The lease commenced in 2000 and expired on December 31, 2005, and this has been subsequently renewed until December 31, 2006 under the same contract terms. Prior to 2004, the premises was occupied by Shenzhen GrenTech free of charge. A rental of RMB 960,000 (US$119,000), which was determined with reference to the market rental, was charged for the years ended December 31, 2004 and 2005. As of December 31, 2003, Shenzhen Baoren and Shenzhen Fang Sheng also provided guarantees on short-term bank loans of RMB 30,000,000 to Shenzhen GrenTech.

(b)	Certain directors of the Company are also the directors of Shenzhen HXY. The balances mainly represented expenses paid by the Company on behalf of Shenzhen HXY and Shenzhen Baoren.

In May 2002, Shenzhen Universe, a then shareholder of Shenzhen GrenTech, entered into an equity interest transfer agreement with Shenzhen HXY. Pursuant to the agreement, Shenzhen Universe transferred 14.013% equity interest of Shenzhen GrenTech to Shenzhen HXY for a consideration of RMB 30,000,000 payable to Shenzhen GrenTech that was previously due from Shenzhen Universe. The purchase price was based on the estimated fair value of 14.013% of Shenzhen GrenTech as of the date of transaction. During December 31, 2003, the amount was fully repaid by Shenzhen HXY.

(c)	Lake Microwave Communication Equipment is a subsidiary of Lake HK, the minority shareholder of Lake Microwave and a company owned by a director of the Company. The balance comprised of receivable due from the sale of RF-based modules with Lake Microwave Communication Equipment. Transactions with Lake Microwave Communication Equipment were conducted in the normal course of business at prices determined on an arm’s-length basis.

(d)	As of December 31, 2005, the 20% minority equity interest in Lake Communication is owned by the son of a director of the Company.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
(22) Pension and Other Postretirement Benefits
      Pursuant to the relevant PRC regulations, the Company is required to make contributions at a rate of 8% to 9% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Company’s employees in the PRC. The total amount of contributions of RMB 1,817,000, RMB 3,964,000 and RMB 7,889,000 (US$978,000) for the years ended December 31, 2003, 2004 and 2005, respectively, was charged to expenses in the accompanying consolidated statements of income. The Company has no other obligation to make payments in respect of retirement benefits of the employees.
(23) Fair Value of Financial Instruments
      The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, short-term accounts receivable, amounts due from related parties, accounts and bills payable, accruals and other payables amounts due to related parties and other payables, approximates their fair values because of the short maturity of these instruments. The carrying amount of short-term borrowings approximate fair value because of the interest rate charged on similar instruments having similar maturities. With respect to the investment securities, it is not practicable for the Company to estimate the fair value of its equity investment for which a quoted market price is not available because it has not yet obtained or developed a valuation model necessary to make the estimate, and the cost of obtaining an independent valuation was excessive considering the materiality of the equity investment to the Company’s financial condition. However, the Company does not believe the carrying value of the equity investment is significantly different from its fair value.
      Long-term accounts receivables as of December 31, 2003, 2004 and 2005 were recorded in the accompanying consolidated balance sheet at their net present value based on a discount rate of 3.09%, 4.23% and 4.42% per annum respectively, which equal to the Company’s incremental borrowing rates. The carrying amount of long term accounts receivable approximate their fair value based on the discounting of the receivables using rates comparable to the Company’s incremental borrowing rates.
      The carrying amount of long-term debt approximates their fair value based on the borrowing rates currently available for debt securities with similar terms and average maturities.
(24) Business and Credit Concentrations
      All of the Company’s customers are located in the PRC. The following are the customers that individually comprise 10% or more of gross revenue for the years ended December 31, 2003, 2004 and 2005:

	2003		2004		2005		2005

	RMB’000%		RMB’000%		RMB’000%		US$’000
China Unicom group	246,403	68	345,847	61	322,896	45	40,011
China Mobile group	96,627	27	157,327	28	241,575	34	29,934
China Telecom group	—	—	19,299	3	69,490	10	8,611
      At December 31, 2003, 2004 and 2005, approximately 95%, 92% and 89% of gross accounts receivable, respectively, were due from these customers. As a result, a termination in relationship in or a reduction in orders from any one of these customers would have a material impact on the Group’s results of operations and financial condition. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
      The gross accounts receivable and bills receivable due from major customers, China Unicom Group, China Mobile Group and China Telecom Group at December 31, 2003, 2004 and 2005, were as follows:

	2003	2004	2005	2005

	RMB’000	RMB’000	RMB’000	US$’000
China Unicom group
— Current portion	295,890	143,086	288,052	35,693
— Long-term portion	74,843	79,663	79,032	9,793

	370,733	222,749	367,084	45,486

China Mobile group
— Current portion	21,635	63,551	147,779	18,312
— Long-term portion	30,809	35,253	43,772	5,424

	52,444	98,804	191,551	23,736

China Telecom group
— Current portion	—	11,593	35,002	4,337
— Long-term portion	—	2,898	17,164	2,127

	—	14,491	52,166	6,464

	423,177	434,848	610,801	75,686

(25) Commitments and Contingencies

(i)	Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2005, are as follows:

	RMB’000	US$’000

2006	4,775	592
2007	278	34
2008	69	9
2009	45	5

	5,167	640

For the years ended December 31, 2003, and 2004 and 2005, total rental expenses for non-cancellable and cancellable operating leases were RMB 3,900,000, RMB 8,480,000 and RMB 13,361,000 (US$1,656,000), respectively.

(ii)	Capital commitments

Capital commitments for purchase of property, plant and equipment as of December 31, 2005 was RMB 8,829,000 (US$1,094,000).

(iii)	Outstanding bills receivable discounted

As of December 31, 2004, the Company has retained a recourse obligation of RMB 52,760,000 (US$6,538,000) in respect of bills receivable discounted with and sold to banks. The recourse obligation represents the amount the Company will be obligated to repay to the extent that the issuing

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)

banks who have guaranteed payment do not honor the bills receivable upon maturity. For the periods presented, the Company has not experienced any losses on bills receivable discounted.
(26) China GrenTech Corporation Limited (Parent Company)

Under PRC regulations, the Company’s subsidiaries may pay dividends only out of their accumulated profits, if any, determined in accordance with the accounting standards and regulations prevailing in the PRC (“PRC GAAP”). In addition, the Company’s subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory general reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2005, additional transfers of RMB 12,234,000 (US$1,516,000) are required before the statutory general reserve reaches 50% of the registered capital of certain subsidiaries of the Company. Further, certain subsidiaries are also required to allocate 5% to 10% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund which is restricted to be used for capital expenditures for staff welfare facilities owned by the Company. The statutory public welfare fund is not available for distribution to equity owners (except in liquidation) and may not be transferred in the forms of loans, advances, or cash dividends. As of December 31, 2005, RMB 76,106,000 and RMB 40,986,000 have been appropriated from retained earnings and set aside for statutory general reserves and public welfare fund respectively by the Company’s subsidiaries.

As of December 31, 2005, the amount of restricted net assets of the Company’s subsidiaries, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 21% of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

The following presents condensed unconsolidated financial information of the Parent Company only.
          Condensed Balance Sheet as of December 31, 2004 and 2005

	As of December 31,

	2004	2005

	RMB’000	RMB’000
Cash and cash equivalents	15,923	182
Other current assets	28,019	28,023
Investments in subsidiaries	592,368	790,467

Total assets	636,310	818,672

Other current liabilities	71,011	99,458
Long-term debt	171,325	167,053

Total liabilities	242,336	266,511
Mandatorily redeemable convertible preference shares	45,184	45,441
Total shareholders’ equity	348,790	506,720

Total liabilities and shareholders’ equity	636,310	818,672

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
          Condensed Statements of Operations (For the years ended December 31, 2004 and 2005)

	Year ended	Year ended
	December 31,	December 31,
	2004	2005

	RMB’000	RMB’000
Dividends from subsidiaries	24,000	—
General and administrative expenses	(1,279)	(2,538)
Interest expense	(13,706)	(14,117)

Income/(loss) before income tax and equity in undistributed earnings of subsidiaries	9,015	(16,655)

Income tax expense	—	—
Equity in earnings of subsidiaries	137,546	198,099

Net income	146,561	181,444

          Condensed Statements of Cash Flows

	Year ended	Year ended
	December 31,	December 31,
	2004	2005

	RMB	RMB
Cash flow from operating activities
Net income	146,561	181,444
Adjustments to reconcile net income to net cash used in operating activities:
Dividend income	(24,000)	—
Equity in earnings of subsidiaries	(137,546)	(198,099)
Interest expense on Exchangeable Bonds	13,706	14,117
Foreign currency exchange gain	—	(5,584)
Changes in operating assets and liabilities,:
Other current assets	(28,019)	(4)
Other current liabilities	573	3,007

Net cash used in operating activities	(28,725)	(5,119)

Cash flow from financing activities
Dividends paid	—	(10,622)

Net cash used in financing activities	—	(10,622)

Net decrease in cash and cash equivalents	(28,725)	(15,741)
Cash and cash equivalents:
At beginning of year	44,648	15,923

At end of year	15,923	182

(27) Unaudited Pro Forma Information
      Immediately prior the closing of an underwritten initial public offering of the Company’s ordinary shares that are subsequently traded on the Nasdaq Stock Market’s National Market, the New York Stock Exchange or another comparable exchange or marketplace, the Company’s mandatory redeemable convertible preference

China GrenTech Corporation Limited and subsidiaries
Notes to the Consolidated Financial Statements — (Continued)
December 31, 2003, 2004 and 2005
(expressed in RMB and US$)
shares will be converted into ordinary shares on a one-for-one basis and the Exchangeable Bonds will be converted into ordinary shares held by the shareholders of the Company.
      The accompanying unaudited pro forma balance sheet as of December 31, 2005, gives effect to the following: (i) the conversion of 33,634,500 mandatorily redeemable convertible preference shares with a carrying value of RMB 45,441,000 (US$5,631,000) including accrued and undeclared dividends, accretion and the related effects of foreign currency rate movements into 33,634,500 ordinary shares and (ii) the reclassification of the carrying value of the Exchangeable Bonds in the amount of RMB 167,053,000 (US$20,700,000) and related accrued and unpaid interest in the amount of RMB 19,129,000 (US$2,370,000) to retained earnings pursuant to the elimination of the Company’s guarantee due to the conversion of the Exchangeable Bonds into 131,365,500 ordinary shares held by the ordinary shareholders of the Company. No new ordinary shares will be issued by the Company due to the conversion of the Exchangeable Bonds.
      The accompanying unaudited pro forma basic and diluted net income per share available to ordinary shareholders gives effect to (i) the elimination of dividends and accretion to redemption value and interest expense had the conversion of the mandatorily redeemable convertible preference shares and the Exchangeable Bonds occurred on January 1, 2005, and (ii) the incremental number of ordinary shares that would have been outstanding had the mandatorily redeemable convertible preference shares been converted into ordinary shares on January 1, 2005.

	(Unaudited)
	Pro forma 2005

	RMB’000	US$’000
Net income available to ordinary shareholders as reported	179,016	22,183
Add: Dividends, accretion to redemption value and foreign currency rate movements on mandatorily redeemable convertible preference shares	2,428	301
Interest on Exchangeable Bonds	14,117	1,749

Pro forma net income available to ordinary shareholders	195,561	24,233
Denominator for basic and diluted net income available to ordinary shareholders:	500,000,000	500,000,000

Pro forma basic and diluted net income per share available to ordinary shareholders	0.39	0.05

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
          Until April 23, 2006 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

6,250,000 American
Depositary Shares
China GrenTech Corporation
Limited
Representing 156,250,000 Ordinary
Shares

PROSPECTUS

March 29, 2006
Bear, Stearns & Co. Inc.
Piper Jaffray
WR Hambrecht + Co